UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 10, 2020

GRUBHUB INC.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-36389	46-2908664
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

111 W. Washington Street, Suite 2100, Chicago, Illinois	60602
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (877) 585-7878

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	GRUB	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On June 10, 2020, Grubhub Inc., a Delaware corporation (“Grubhub” or the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Just Eat Takeaway.com N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands (“Parent”), Checkers Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), Checkers Merger Sub II, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub II” and together with Merger Sub, the “Merger Subs”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company (the “Initial Merger”), with the Company continuing as the surviving company in the Merger (the “Initial Surviving Company”). Immediately thereafter, the Initial Surviving Company will merge with and into Merger Sub II (the “Subsequent Merger” and, together with the Initial Merger, the “Mergers”), with Merger Sub II continuing as the surviving company.

On and subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Initial Merger (the “First Effective Time”), each issued and outstanding share of the Company’s common stock, par value $0.0001 per share (“Company Common Stock”) (other than any shares of Company Common Stock owned by the Company and any shares of Company Common Stock owned by Parent, Merger Sub, Merger Sub II or any other direct or indirect wholly owned subsidiary of Parent), will be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Initial Surviving Company (the “Initial Surviving Company Stock”). Each such share of Initial Surviving Company Stock will immediately thereafter be automatically exchanged for 0.6710 (the “Exchange Ratio”) American depositary shares of Parent (“Parent ADS”), with each Parent ADS representing one ordinary share in the share capital of Parent with a nominal value of €0.04 per share (“Parent Ordinary Shares”) (the “Merger Consideration”).

In connection with the Merger Agreement, each option that represents the right to acquire shares of Company Common Stock and that is outstanding immediately prior to the First Effective Time (the “Options”), whether or not then vested or exercisable, will at the First Effective Time be converted into an option (the “Assumed Options”) to purchase Parent ADSs (or, as determined by Parent, Parent Ordinary Shares) with respect to that number of Parent ADSs (or Parent Ordinary Shares) that is equal to the product of (a) the number of shares of Company Common Stock subject to such Option as of immediately prior to the First Effective Time and (b) the Exchange Ratio, rounded down to the nearest number of whole Parent ADSs (or Parent Ordinary Shares). The exercise price per share of each Assumed Option will be equal to the exercise price per share of the corresponding Option divided by the Exchange Ratio, rounded up to the nearest whole cent. Following the First Effective Time, each Assumed Option shall be subject to such other terms and conditions as applied to the corresponding Option immediately prior to the First Effective Time. In addition, each restricted stock unit award with respect to shares of Company Common Stock that is outstanding immediately prior to the First Effective Time (the “Company RSUs”) will, at the First Effective Time, be converted into a restricted stock unit (each, an “Assumed RSU”) with respect to a number of Parent ADSs (or, as determined by Parent, Parent Ordinary Shares) equal to the number of shares of Company Common Stock subject to such Company RSU immediately prior to the First Effective Time multiplied by the Exchange Ratio and rounded to the nearest number of whole Parent ADSs (or Parent Ordinary Shares), and otherwise will be subject to the same terms and conditions that applied to the corresponding Company RSU immediately prior to the First Effective Time. Upon the exercise of an Assumed Option or settlement of an Assumed RSU, the Parent Ordinary Shares underlying each such Assumed Option and each such Assumed RSU may be deposited in Stichting Administratiekantoor Takeaway.com (the “STAK”). The STAK will hold such shares on behalf of the former holder of the Assumed Option or Assumed RSU, as applicable, and exercise all voting rights with respect to such Parent Ordinary Shares. Such former holder will receive one depository receipt of the STAK for each deposited Parent Ordinary Share (each, a “STAK DR”). Each STAK DR will entitle the holder thereof to all economic benefits of the underlying Parent Ordinary Shares and, subject to any blackout or restrictions under applicable law, entitle such holder to direct the STAK to sell the underlying Parent Ordinary Shares and transfer the proceeds to such holder. If Parent does not elect to deposit the underlying Parent Ordinary Shares into the STAK, such awards will be settled in Parent ADSs or Parent Ordinary Shares, as applicable.

Pursuant to the terms of the Merger Agreement, Parent will increase the size of the Supervisory Board of Parent by two supervisory directors and the size of the Management Board of Parent by one director. Parent will also take such actions that are necessary to cause two individuals who currently serve on the Company’s board of directors to be appointed as supervisory directors of Parent (the “Supervisory Board Nominees”) and one individual who served as a director on the Company’s board of directors at the time of the designation by the Company to be appointed as a managing director of Parent (the “Management Board Nominee”). Parent’s obligations to take the foregoing obligations are subject to applicable law and obtaining the necessary approval by shareholders of Parent and the Supervisory Board Nominees’ and the Management Board Nominee’s continued service as directors on the Company’s board of directors until immediately prior to the First Effective Time. The Supervisory Board Nominees and the Management Board Nominee will be designated by the Company, following consultation between Parent and the Company.

The Company, Parent and the Merger Subs each have made customary representations, warranties and covenants in the Merger Agreement, in each case generally subject to customary materiality qualifiers. Among other things, each party has agreed, subject to certain exceptions, (i) to use reasonable best efforts to conduct its business in the ordinary course of business, from the date of the Merger Agreement until the First Effective Time, and not to take certain actions prior to the First Effective Time without the prior written consent of the other party, (ii) not to solicit alternative business combination transactions, and (iii) not to engage in discussions or negotiations regarding any alternative business combination transactions.

The closing of the Mergers is conditioned on certain conditions, including (i) the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of all of the outstanding shares of Company Common Stock entitled to vote thereon, (ii) at a general meeting of shareholders of Parent, (a) the adoption of resolutions approving the transactions under the Merger Agreement, including authorizing the Management Board of Parent to issue Parent Ordinary Shares, by a majority of the votes validly cast by holders of Parent Ordinary Shares and (b) binding nominations for appointment of the Supervisory Board Nominees and the Management Board Nominee not having been overruled by more than half of the votes validly cast by holders of Parent Ordinary Shares, such number of votes representing more than one-third of Parent’s issued share capital, (iii) the Parent ADSs issuable as Merger Consideration being approved for listing on the New York Stock Exchange or Nasdaq Global Select Market, and the Parent Ordinary Shares underlying the Parent ADSs issuable as Merger Consideration being admitted to listing on the exchanges on which Parent Ordinary Shares are then traded, (iv) the effectiveness of applicable registration statements, (v) the expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Act (“HSR Clearance”), obtaining clearance from the United Kingdom Competition and Markets Authority (“CMA Clearance”) and obtaining approval from the Committee on Foreign Investment in the United States (“CFIUS Clearance”), in each case, without the imposition of any terms, conditions or consequences that would reasonably be excepted to result in a material adverse effect on the combined company, and (vi) other customary conditions for a transaction of this type, such as the absence of any legal restraint prohibiting the consummation of the transactions contemplated by the Merger Agreement and the absence of a material adverse effect on the Company or Parent.

The Merger Agreement contains certain termination rights for the Company and Parent, including (i) if the Mergers are not consummated on or before the “outside date” of June 10, 2021 (subject to extension to September 10, 2021 under certain circumstances), (ii) if the required approval of the Company stockholders or the Parent shareholders is not obtained, (iii) subject to compliance with certain terms of the Merger Agreement, in order to enter into a definitive agreement providing for a superior proposal, (iv) if the other party materially breaches its representations, warranties or covenants and fails to cure such breach, (v) if any law or order prohibiting the Mergers or the transactions contemplated by the Merger Agreement has become final and non-appealable or (vi) if the Company’s board of directors or the Supervisory Board and the Management Board of Parent, as applicable, changes its recommendation.

In the event of a termination of the Merger Agreement under certain specified circumstances, including termination by the Company to enter into an agreement providing for a superior proposal, or a termination by Parent following a change in recommendation by the Company’s board of directors, the Company may be required to pay Parent a termination fee equal to $144 million. In the event of a termination of the Merger Agreement under certain specified circumstances, including termination by Parent to enter into an agreement providing for a superior proposal, or a termination by the Company following a change in recommendation by the Supervisory Board and the Management Board of Parent, Parent may be required to pay the Company a termination fee equal to $144 million.

The foregoing description of the Merger Agreement is only a summary, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement, which is attached as Exhibit 2.1 to this report and incorporated by reference herein. The Merger Agreement and the above description have been included to provide investors and security holders with information regarding the terms of the Merger Agreement. They are not intended to provide any other factual information about the Company, Parent or their respective subsidiaries or affiliates or equityholders. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement; and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by each contracting party to the other for the purposes of allocating contractual risk between them that differ from those applicable to investors. Investors should be aware that the representations, warranties and covenants or any description thereof may not reflect the actual state of facts or condition of the Company, Parent or any of their respective subsidiaries, affiliates, businesses, or equityholders. Moreover, information concerning the subject matter of the representations, warranties, and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by the Company or Parent. Accordingly, investors should read the representations and warranties of the Company or Parent and their respective subsidiaries in the Merger Agreement not in isolation, but only in conjunction with the other information that the respective companies include in reports, statements and other filings they make with the Securities and Exchange Commission.

Voting and Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, on June 10, 2020, the Company entered into a voting and support agreement (the “Voting Agreement”) with Mr. Jitse Groen (the “Shareholder”), who beneficially owns approximately 10% of the issued Parent Ordinary Shares. Pursuant and subject to the terms of the Voting Agreement, the Shareholder agreed, among other things, to vote the ordinary shares of Parent of which he is or becomes the beneficial owner (the “Covered Shares”), (i) in favor of the proposals to be brought before Parent’s shareholders pursuant to the terms of the Merger Agreement, and (ii) against proposals by third parties to acquire Parent. The Shareholder also agreed to take other actions in furtherance of the transactions contemplated by the Merger Agreement. Subject to certain exceptions, the Voting Agreement prohibits certain transfers by the Shareholder of any of the Covered Shares.

The Voting Agreement will terminate automatically on the first to occur of (i) the mutual agreement of the parties to terminate the Voting Agreement, (ii) immediately following the closing of the transactions contemplated by the Merger Agreement, (iii) the termination of the Merger Agreement in accordance with its terms, (iv) the occurrence of a change of the recommendation of the Supervisory Board and the Management Board of Parent with respect to the transactions contemplated by the Merger Agreement, and (v) a material amendment, supplement or waiver of any provisions of the Merger Agreement, without the Shareholder’s prior consent in a manner that materially increases the Merger Consideration (other than adjustments in accordance with the terms of the Merger Agreement) or that is materially adverse to the Shareholder relative to other shareholders of Parent (excluding, in all cases, any amendment, supplement or waiver affecting directors, officers or employees of Parent).

The foregoing description of the Voting Agreement is only a summary, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Voting Agreement, which is attached as Exhibit 10.1 to this report and incorporated by reference herein.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Grubhub Inc. Executive Severance Plan

On June 10, 2020, the Compensation Committee of the Company’s board of directors (the “Compensation Committee”) approved the terms of the Grubhub Inc. Executive Severance Plan (the “Severance Plan”), which will provide benefits to eligible executives, including our named executive officers, upon a termination of employment (i) by the Company other than for “cause” or (ii) by the participant with “good reason” (each, a “Qualifying Termination”). The Compensation Committee views the transition away from the Company’s legacy approach of entering into individual employment agreements with certain executive officers – which agreements served as the vehicle for severance arrangements between the Company and such executives – to a consolidated executive severance plan as bringing the Company’s executive severance arrangements in line with market best practices.

The Compensation Committee believes that the Severance Plan will continue to support the Company’s ability to attract and retain executives whose leadership is critical to the Company’s business by providing a participating executive with income protection in the event that the executive experiences an involuntary termination of employment without cause during the term of the Severance Plan. Upon execution of a participation agreement by an eligible executive, the Severance Plan will replace any currently existing severance arrangement between the Company and such executive.

Under the Severance Plan, participants are eligible to receive certain severance benefits upon a Qualifying Termination, subject to the participant’s execution and nonrevocation of a release of claims in favor of the Company. For our named executive officers, such severance benefits include a cash payment equal to the executive’s then-current base salary and subsidized COBRA continuation for 12 months. If a Qualifying Termination occurs during the period beginning 45 days prior to and ending 12 months after the closing of a “change in control,” a named executive officer would be eligible to receive the following enhanced severance benefits: (i) cash severance equal to 1.5x the sum of base salary and target bonus for the Company’s Chief Executive Officer (1x the sum of base salary and target bonus for the Company’s other named executive officers); (ii) a pro-rated target bonus for the year of termination; (iii) subsidized COBRA continuation for 18 months for the Chief Executive Officer (12 months for the Company’s other named executive officers); (iv) accelerated vesting of equity incentive awards; and (v) one-year post-termination exercise period for stock options.

The foregoing description of the Severance Plan is only a summary, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Severance Plan to be filed as an exhibit to the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2020.

Item 9.01	Financial Statements and Exhibits

(d)    Exhibits

Exhibit Number	Description

2.1	Agreement and Plan of Merger, by and among Just Eat Takeaway.com N.V., Checkers Merger Sub I, Inc., Checkers Merger Sub II, Inc. and Grubhub Inc., dated June 10, 2020.*

10.1	Voting and Support Agreement, by and among Mr. Jitse Groen and Grubhub Inc., dated June 10, 2020.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

All schedules to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Grubhub Inc. hereby agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

Forward Looking Statements

This communication contains “forward-looking statements” regarding Grubhub, Just Eat Takeaway.com or their respective management’s future expectations, beliefs, intentions, goals, strategies, plans and prospects, which, in the case of Grubhub, are made in reliance on the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements involve substantial risks, known and unknown, uncertainties, assumptions and other factors that may cause actual results, performance or achievements to differ materially from future results expressed or implied by such forward-looking statements including, but not limited to, the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Grubhub or Just Eat Takeaway.com to terminate the merger agreement; the ability to obtain regulatory approvals and meet other closing conditions to the proposed merger on a timely basis or at all, including the risk that regulatory approvals required for the proposed merger are not obtained on a timely basis or at all or are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the proposed merger; the ability to obtain approval by Grubhub stockholders and Just Eat Takeaway.com shareholders on the expected schedule or at all; difficulties and delays in integrating Grubhub’s and Just Eat Takeaway.com’s businesses; risks that the proposed merger disrupts Grubhub’s or Just Eat Takeaway.com’s current plans and operations; failing to fully realize anticipated synergies, cost savings and other anticipated benefits of the proposed merger when expected or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; the risk that unexpected costs will be incurred; the ability of Grubhub or Just Eat Takeaway.com to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the value of the Just Eat Takeaway.com ordinary shares to be issued in connection with the proposed merger; uncertainty as to the long-term value of the common stock of the combined company following the proposed merger; the continued availability of capital and financing following the proposed merger; the outcome of any legal proceedings that may be instituted against Grubhub, Just Eat Takeaway.com or their respective directors and officers; changes in global, political, economic, business, competitive, market and regulatory forces; changes in tax laws, regulations, rates and policies; future business acquisitions or disposals; competitive developments; and the timing and occurrence (or non-occurrence) of other events or circumstances that may be beyond Grubhub’s and Just Eat Takeaway.com’s control. These and other risks, uncertainties, assumptions and other factors may be amplified or made more uncertain by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts Grubhub’s and Just Eat Takeaway.com’s businesses, operations and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions taken to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Forward-looking statements generally relate to future events or Grubhub and Just Eat Takeaway.com’s future financial or operating performance and include, without limitation, statements relating to the proposed merger and the potential impact of the COVID-19 outbreak on Grubhub and Just Eat Takeaway.com’s business and operations. In some cases, you can identify forward-looking statements because they contain words such as “anticipates,” “believes,” “contemplates,” “could,” “seeks,” “estimates,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions and the negatives of those terms.

While forward-looking statements are Grubhub’s and Just Eat Takeaway.com’s current predictions at the time they are made, you should not rely upon them. Forward-looking statements represent Grubhub’s and Just Eat Takeaway.com’s management’s beliefs and assumptions only as of the date of this communication, unless otherwise indicated, and there is no implication that the information contained in this communication is made subsequent to such date. For additional information concerning factors that could cause actual results and outcomes to differ materially from those expressed or implied in the forward-looking statements, please refer to the cautionary statements and risk factors included in Grubhub’s filings with the Securities and Exchange Commission (the “SEC”), including Grubhub’s Annual Report on Form 10-K filed with the SEC on February 28, 2020, Grubhub’s Quarterly Reports on Form 10-Q and any further disclosures Grubhub makes in Current Reports on Form 8-K. Grubhub’s SEC filings are available electronically on Grubhub’s investor website at investors.grubhub.com or the SEC’s website at www.sec.gov. For additional information concerning factors that could cause future results to differ from those expressed or implied in the forward-looking statements, please refer to Just Eat Takeaway.com’s non-exhaustive list of key risks and cautionary statements included in Just Eat Takeaway.com’s Annual Report, which is available electronically on Just Eat Takeaway.com’s investor website at www.corporate.takeaway.com. Except as required by law, Grubhub and Just Eat Takeaway.com assume no obligation to update these forward-looking statements or this communication, or to update, supplement or correct the information set forth in this communication or the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future. All subsequent written and oral forward-looking statements attributable to Grubhub, Just Eat Takeaway.com or any person acting on behalf of either party are expressly qualified in their entirety by the cautionary statements referenced above.

Additional Information and Where to Find It

In connection with the proposed merger, Just Eat Takeaway.com will file with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed merger. The registration statement will include a preliminary proxy statement of Grubhub/prospectus of Just Eat Takeaway.com which, when finalized, will be sent to the stockholders of Grubhub seeking their approval of the respective merger-related proposals. Also in connection with the proposed merger, Just Eat Takeaway.com will file with the Netherlands Authority for the Financial Markets (“AFM”) and/or the UK Financial Conduct Authority (“FCA”) a prospectus for the listing and admission to trading on Euronext Amsterdam and/or the admission to listing on the FCA’s Official List and to trading on the London Stock Exchange’s Main Market for listed securities of the shares to be issued in connection with the proposed merger (the “Prospectus”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM F-4, THE PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, THE AFM AND/OR THE FCA IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GRUBHUB, JUST EAT TAKEAWAY.COM AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents and any other documents filed with or furnished to the SEC by Grubhub or Just Eat Takeaway.com free of charge through the website maintained by the SEC at www.sec.gov, from Grubhub at its website, investors.grubhub.com, or from Just Eat Takeaway.com at its website www.corporate.takeaway.com. The Prospectus, as well as any supplement thereto, will be made available on the website of Just Eat Takeaway.com at its website www.corporate.takeaway.com.

Participants in the Solicitation

Grubhub, Just Eat Takeaway.com and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger under the rules of the SEC. Information about Grubhub’s directors and executive officers is available in Grubhub’s proxy statement dated April 9, 2020 for its 2020 Annual Meeting of Stockholders. To the extent holdings of Grubhub securities by directors or executive officers of Grubhub have changed since the amounts contained in the definitive proxy statement for Grubhub’s 2020 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. These documents are available free of charge from the sources indicated above, and from Grubhub by going to its investor relations page on its corporate website at investors.grubhub.com. Information about Just Eat Takeaway.com’s directors and executive officers and a description of their interests are set forth in Just Eat Takeaway.com’s 2019 Annual Report, which may be obtained free of charge from Just Eat Takeaway.com’s website, www.corporate.takeaway.com. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Grubhub or Just Eat Takeaway.com using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended and applicable United Kingdom, Dutch and other European regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GRUBHUB INC.

Date: June 12, 2020	By:	/s/ Adam DeWitt
Adam DeWitt
President and Chief Financial Officer

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

Dated as of June 10, 2020

by and among

GRUBHUB INC.,

CHECKERS MERGER SUB I, INC.,

CHECKERS MERGER SUB II, INC.

and

JUST EAT TAKEAWAY.COM N.V.

i

TABLE OF CONTENTS (CONT’D)

ii

TABLE OF CONTENTS (CONT’D)

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of June 10, 2020 (this “Agreement”), is entered into by and among Just Eat Takeaway.com N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands (“Parent”), Checkers Merger Sub I, Inc., a Delaware corporation and wholly owned Subsidiary of Parent (“Merger Sub”), Checkers Merger Sub II, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub II” and together with Merger Sub, the “Merger Subs”), and Grubhub Inc., a Delaware corporation (the “Company”). Defined terms used herein have the meanings set forth in Section 8.13.

WITNESSETH

WHEREAS, the parties hereto intend that, on the terms and subject to the conditions set forth in this Agreement, (i) Merger Sub shall be merged with and into the Company (such merger, the “Initial Merger”) in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) with the Company as the surviving corporation in the Initial Merger (the “Initial Surviving Company”) and (ii) immediately following the Initial Merger, the Initial Surviving Company shall be merged with and into Merger Sub II (such merger, the “Subsequent Merger” and, together with the Initial Merger, the “Mergers”) in accordance with the DGCL with Merger Sub II as the surviving corporation in the Subsequent Merger;

WHEREAS, the board of directors of the Company has (i) determined that it is fair to and in the best interest of the Company and its stockholders, and declared it advisable, that the Company enter into this Agreement and consummate the transactions contemplated hereby, including the Mergers; (ii) adopted this Agreement and approved the execution, delivery and performance by the Company of this Agreement and the transactions contemplated hereby, including the Mergers; (iii) resolved to recommend that the holders of shares of Company Common Stock adopt this Agreement; and (iv) directed that this Agreement be submitted to the holders of shares of Company Common Stock for adoption;

WHEREAS, the Management Board of Parent has (i) determined that it is fair to and in the best interests of Parent and its business enterprise, and declared it advisable, that Parent enter into this Agreement and consummate the transactions contemplated hereby, including the Mergers and the issuance of American depositary shares of Parent (“Parent ADSs”) in accordance with the Deposit Agreement, with each Parent ADS representing one Parent Ordinary Share, and the underlying Parent Ordinary Shares contemplated hereby; (ii) adopted this Agreement and approved the execution, delivery and performance by Parent of this Agreement and the Transactions, including the Merger and the issuance of Parent ADSs and the underlying Parent Ordinary Shares contemplated hereby, subject to obtaining the Parent Shareholder Approval; and (iii) resolved to recommend that the holders of Parent Ordinary Shares vote in favor of the Transaction Proposals, the Board Nominations and the Pre-Emptive Rights Authorization (such resolutions, the “Parent Management Board Resolutions”);

WHEREAS, the Supervisory Board of Parent has (i) determined that it is fair to and in the best interests of Parent and its business enterprise, and declared it advisable, that Parent enter into this Agreement and consummate the transactions contemplated hereby, including the Mergers and the issuance of Parent ADSs and the underlying Parent Ordinary Shares contemplated hereby, (ii) approved the Parent Management Board Resolutions, and (iii) resolved to recommend that the holders of Parent Ordinary Shares vote in favor of the Transaction Proposals, the Board Nominations and the Pre-Emptive Rights Authorization;

WHEREAS, the board of directors of each Merger Sub has (i) determined that it is fair to and in the best interest of such Merger Sub and Parent (as its sole stockholder), and declared it advisable, that such Merger Sub enter into this Agreement and consummate the transactions contemplated hereby; (ii) adopted this Agreement and approved the execution, delivery and performance by such Merger Sub of this Agreement and the transactions contemplated hereby, including the applicable Mergers; (iii) resolved to recommend that Parent (as its sole stockholder) adopt this Agreement; and (iv) directed that this Agreement be submitted to Parent (as its sole stockholder) for adoption;

WHEREAS, for U.S. federal income tax purposes, the parties hereto intend that (i) the Initial Merger and Subsequent Merger be treated as a single integrated transaction that will qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) and Section 368(a)(2)(D) of the Internal Revenue Code of 1986 (the “Code”), and the regulations promulgated thereunder, (ii) the Mergers will not result in gain being recognized under Section 367(a)(1) of the Code (other than for any stockholder that would be a “five-percent transferee shareholder” (within the meaning of United States Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of Parent following the transaction that does not enter into a five-year gain recognition agreement pursuant to United States Treasury Regulations Section 1.367(a)-8(c)), (iii) Parent, Merger Sub II and the Company each be a party to the reorganization within the meaning of Section 368(b) of the Code and (iv) this Agreement will constitute a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code and within the meaning of United States Treasury Regulations Section 1.368-2(g) (clauses (i) through (iv) collectively, the “Intended Tax Treatment”);

WHEREAS, as a condition to the Company’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Company and Mr. Jitse Groen (the “Parent Shareholder”) are entering into a voting agreement (the “Parent Support Agreement”) pursuant to which the Parent Shareholder is agreeing, among other things to vote his Parent Ordinary Shares in favor of the Parent Shareholder Approval and the Pre-Emptive Rights Authorization, and to take certain other actions in furtherance of the transactions contemplated by this Agreement, in each case, subject to the terms and conditions of the Parent Support Agreement; and

WHEREAS, Parent, Merger Sub, Merger Sub II and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Parent, Merger Sub, Merger Sub II and the Company hereby agree as follows:

ARTICLE I

THE MERGERS

Section 1.1 The Mergers.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the First Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving company in the Initial Merger, and the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Initial Merger, except as set forth in Section 1.5. The Initial Merger shall have the effects specified in the DGCL.

(b) Immediately following the Initial Merger, upon the terms and subject to the conditions set forth in this Agreement, at the Second Effective Time, the Initial Surviving Company shall be merged with and into Merger Sub II and the separate corporate existence of the Initial Surviving Company shall thereupon cease. Merger Sub II shall be the surviving company in the Subsequent Merger (the “Final Surviving Company”), and the separate company existence of Merger Sub II with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Subsequent Merger, except as set forth in Section 1.5. The Subsequent Merger shall have the effects specified in the DGCL.

Section 1.2 Closing. The closing of the Mergers (the “Closing”) shall take place either (at the election of the Company) (1) at the offices of Kirkland & Ellis LLP (“Kirkland”), 601 Lexington Avenue, New York, New York

10022, or (2) remotely by exchange of documents and signatures (or their electronic counterparts), in each case, at 10:00 a.m. (New York City time) on the date that is three (3) Business Days following the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), or such other date, time or place is agreed to in writing by the parties hereto. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.3 Effective Time. Subject to the provisions of this Agreement, on the Closing Date the parties hereto shall file with the Secretary of State of the State of Delaware a certificate of merger, executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL with respect to the Initial Merger (the “First Certificate of Merger”). The Merger shall become effective upon the filing of the First Certificate of Merger or at such later time as is agreed to by the parties hereto and specified in the First Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “First Effective Time”). Immediately following the First Effective Time, subject to the provisions of this Agreement, the Initial Surviving Company and Merger Sub II shall file with the Secretary of State of the State of Delaware a certificate of merger, executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL with respect to the Subsequent Merger (the “Second Certificate of Merger”). The Subsequent Merger shall become effective upon the filing of the Second Certificate of Merger or at such later time as is agreed to by the parties hereto and specified in the Second Certificate of Merger (the time at which the Subsequent Merger becomes effective is herein referred to as the “Second Effective Time”).

Section 1.4 Effects of the Mergers. The Mergers shall have the effects set forth in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, (a) at the First Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Initial Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Initial Surviving Company and (b) at the Second Effective Time, all the properties, rights, privileges, powers and franchise of the Initial Surviving Company and Merger Sub II shall vest in the Final Surviving Company, and all debts, liabilities and duties of the Initial Surviving Company and Merger Sub II shall become the debts, liabilities and duties of the Final Surviving Company.

Section 1.5 Certificate of Incorporation and By-laws.

(a) At the First Effective Time, the certificate of incorporation of the Initial Surviving Company shall be amended and restated so as to read in its entirety as the certificate of incorporation of Merger Sub in effect immediately prior to the First Effective Time, except that references to the name of Merger Sub shall be replaced by the name of the Initial Surviving Company and references to the incorporator shall be removed (the “Initial Certificate of Incorporation”), until thereafter amended as provided therein (subject to the terms and conditions set forth in Section 5.9) or by applicable Law.

(b) At the First Effective Time, the bylaws of the Initial Surviving Company shall be amended and restated so as to read in their entirety as the bylaws of Merger Sub in effect immediately prior to the First Effective Time, except that references to the name of Merger Sub shall be replaced by the name of the Initial Surviving Company (the “Initial Bylaws”), until thereafter amended as provided therein (subject to the terms and conditions set forth in Section 5.9) or by applicable Law.

(c) At the Second Effective Time, the certificate of incorporation of Merger Sub II as in effect immediately prior to the Second Effective Time shall continue to be the certificate of incorporation of the Final Surviving Company, except that references to the name of Merger Sub II shall be replaced by the name of the Initial Surviving Company and references to the incorporator shall be removed (the “Final Certificate of Incorporation”), until thereafter amended as provided therein (subject to the terms and conditions set forth in Section 5.9) or by applicable Law.

(d) At the Second Effective Time, the bylaws of Merger Sub II as in effect immediately prior to the Second Effective Time shall continue to be the bylaws of the Final Surviving Company, except that references to the name of Merger Sub II shall be replaced by the name of the Initial Surviving Company (the “Final Bylaws”), until thereafter amended as provided therein (subject to the terms and conditions set forth in Section 5.9) or by applicable Law.

Section 1.6 Directors and Officers of the Initial Surviving Company and Final Surviving Company.

(a) The parties hereto shall take all actions necessary so that the directors of Merger Sub immediately prior to the First Effective Time shall, from and after the First Effective Time, be the directors of the Initial Surviving Company until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Initial Certificate of Incorporation and Initial Bylaws.

(b) The parties hereto shall take all actions necessary so that the officers of the Company immediately prior to the First Effective Time shall, from and after the First Effective Time, be the officers of the Initial Surviving Company until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Initial Certificate of Incorporation and the Initial Bylaws.

(c) The parties hereto shall take all actions necessary so that the directors of Merger Sub II immediately prior to the First Effective Time shall, from and after the Second Effective Time, be the directors of the Final Surviving Company until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Final Certificate of Incorporation and Final Bylaws.

(d) The parties hereto shall take all actions necessary so that the officers of the Initial Surviving Company immediately prior to the Second Effective Time shall, from and after the Second Effective Time, be the officers of the Final Surviving Company until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Final Certificate of Incorporation and the Final Bylaws.

Section 1.7 Parent Governance Matters.

(a) Subject to applicable Law, obtaining the necessary Board Nominee Approval and such individuals’ continued service as directors on the Company Board immediately prior to the First Effective Time, Parent shall take all actions as are necessary to cause, effective as of the First Effective Time, (i) the size of the Supervisory Board of Parent to be increased by two supervisory directors and (ii) two individuals who served as directors on the Company Board at the time of the designation by the Company in accordance with Section 1.7(c) (the “Supervisory Board Nominees”) to be appointed as supervisory directors of Parent upon a binding nomination.

(b) Subject to applicable Law, obtaining the necessary Board Nominee Approval and such individual’s continued service as a director on the Company Board immediately prior to the First Effective Time, Parent shall take all actions as are necessary to cause, effective as of the First Effective Time, (i) the size of the Management Board of Parent to be increased by one managing director and (ii) one individual who served as a director on the Company Board at the time of the designation by the Company in accordance with Section 1.7(c) (the “Management Board Nominee”) to be appointed as managing directors of Parent upon a binding nomination.

(c) The Supervisory Board Nominees and the Management Board Nominee shall be designated by the Company in writing no later than the five (5) Business Days prior to the date of publication of the Parent Circular, following consultation between Parent and the Company regarding appropriate candidates for appointment to the Parent Boards, and the Company shall consider in good faith input reasonably provided by Parent, taking into account applicable Law and Parent’s corporate governance policies. Parent shall not be required to take any actions that would result in the resignation of members from, or the appointment of any persons other than the Supervisory Board Nominees and the Management Board Nominee, to the applicable Parent Board.

(d) The Company shall, as promptly as reasonably practicable upon written request by Parent, and in any event no later than ten (10) Business Days following such request, make available to Parent all information and documentation relating to the Management Board Nominee that is reasonably necessary or desirable to obtaining a positive assessment from De Nederlandsche Bank of the integrity (betrouwbaarheid) of the Management Board Nominee, as required under the FMSA for a managing director of Parent, being a holder of qualifying holding in Takeaway.com Payments B.V.

ARTICLE II

EFFECT OF THE MERGERS ON CAPITAL STOCK

Section 2.1 Initial Merger Effect on Capital Stock. At the First Effective Time, by virtue of the Initial Merger and without any action on the part of the holder of any shares of common stock, par value $0.0001 per share, of the Company (“Company Common Stock”) or any shares of capital stock of Parent or either Merger Sub:

(a) Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Initial Surviving Company (“Initial Surviving Company Stock”).

(b) Cancellation of Treasury Stock and Parent-Owned Stock. Any shares of Company Common Stock that are owned by the Company as treasury stock, and any shares of Company Common Stock owned by Parent, Merger Sub, Merger Sub II or any other direct or indirect wholly owned subsidiary of Parent (collectively, the “Excluded Shares”), shall be automatically cancelled and retired, and shall cease to exist and no consideration shall be delivered in exchange therefor.

(c) Conversion of Company Common Stock.

(i) Each share of Company Common Stock issued and outstanding immediately prior to the First Effective Time (other than the Excluded Shares) (collectively, the “Shares”) shall be converted into and become one (1) share of Initial Surviving Company Stock, and each such share of Initial Surviving Company Stock shall immediately thereafter be automatically exchanged for (A) 0.6710 (the “Exchange Ratio”) Parent ADSs duly and validly issued against the deposit of the requisite number of underlying Parent Ordinary Shares in accordance with the Deposit Agreement (the “Merger Consideration”) in accordance with Section 2.3(a), (B) cash in lieu of any fractional Parent ADSs to which such holder is entitled pursuant to Section 2.3(e) and (C) any dividends or other distributions to which such holder is entitled pursuant to Section 2.3(c), in each case without interest (subject to any applicable withholding Tax). At the First Effective Time, the Initial Surviving Company shall deliver to the Exchange Agent, solely for the account and benefit of the former holders of Shares, a number of shares of Initial Surviving Company Stock equal to the number of Shares outstanding immediately prior to the First Effective Time.

(ii) At the First Effective Time, all of the Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate (a “Certificate”) formerly representing any of the Shares and any Shares held in book-entry form (“Book-Entry Shares”) shall thereafter represent only the right to receive one (1) share of Initial Surviving Company Stock in accordance with Section 2.1(c)(i) and, upon the automatic exchange in accordance with Section 2.3(a), (A) the Merger Consideration, (B) cash in lieu of any fractional Parent ADSs to which such holder is entitled pursuant to Section 2.3(e) and (C) any dividends or other distributions to which such holder is entitled pursuant to Section 2.3(c), in each case without interest (subject to any applicable withholding Tax).

(d) Appraisal Rights / Dissenting Shares. In accordance with Section 262(b) of the DGCL, no appraisal rights will be available to holders of Company Common Stock in connection with the Initial Merger.

Section 2.2 Subsequent Merger Effect on Capital Stock. At the Second Effective Time, each share of Initial Surviving Company Stock issued and outstanding immediately prior to the Second Effective Time shall be cancelled and shall cease to exist and no consideration shall be paid or payable in respect thereof and each share of common stock, par value $0.0001 per share, of Merger Sub II issued and outstanding immediately prior to the Second Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Final Surviving Company.

Section 2.3 Exchange of Certificates.

(a) Exchange Agent; Contribution in Kind. Prior to the First Effective Time, Parent shall designate a bank or trust company located in New York City selected by Parent and acceptable to the Company (which acceptance shall not be unreasonably withheld, delayed or conditioned) (the “Exchange Agent”) for the purpose of exchanging shares of Company Common Stock for the Merger Consideration in accordance with this Article II and enter into an agreement acceptable to the Company (which acceptance shall not be unreasonably withheld, delayed or conditioned) with the Exchange Agent relating to the services to be performed by the Exchange Agent. Immediately following the First Effective Time and prior to the Second Effective Time, and in accordance with the provisions of Section 2:94b of the Dutch Civil Code (Burgerlijk Wetboek), Parent shall cause the Exchange Agent, acting solely in its capacity as exchange agent hereunder, to contribute, for the account and benefit of the former holders of Shares, all of the issued and outstanding shares of Initial Surviving Company Stock that were issued to the Exchange Agent for the account and benefit of the former holders of Shares pursuant to Section 2.1(c)(i) to Parent as a contribution in kind (inbreng op aandelen anders dan in geld). In consideration of this contribution in kind, at the First Effective Time and prior to the Second Effective Time, Parent shall, subject to Section 2.6, (i) issue (uitgeven) and deliver (leveren) to the Exchange Agent for immediate delivery to the Depositary Bank or its nominee, solely in its capacity as such, a number of validly issued, fully paid and non-assessable Parent Ordinary Shares equal to the number of Parent ADSs issuable pursuant to Section 2.1(c) and (ii) cause to be issued and delivered, upon delivery of the foregoing Parent Ordinary Shares by the Exchange Agent to the Depositary Bank or its nominee, to the Exchange Agent for the account and benefit of the former holders of Shares (A) receipts representing the Parent ADSs issuable pursuant to Section 2.1(c) (or make appropriate alternative arrangements if uncertificated Parent ADSs represented by a book-entry will be issued), (B) cash in an amount sufficient to make all requisite payments of (x) cash in lieu of fractional shares pursuant to Section 2.3(e) and (y) dividends or other distributions to which such holders are entitled pursuant to Section 2.3(c), in each case without interest (subject to any applicable withholding Tax) (such Parent ADSs and cash amounts so made available to the Exchange Agent are referred to collectively as the “Exchange Fund”). The cash portion of the Exchange Fund shall, pending its disbursement to such holders, be invested by the Exchange Agent as directed by Parent in (i) short-term direct obligations of the United States of America or (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest. Any interest and other income from such investments shall become part of the funds held by the Exchange Agent for purposes of paying amounts payable in accordance with this Article II. No investment by the Exchange Agent of the cash portion of the Exchange Fund shall relieve Parent, the Initial Surviving Company, the Final Surviving Company or the Exchange Agent from making the payments required by this Article II and Parent shall promptly replace any funds deposited with the Exchange Agent lost through any investment made pursuant to this Section 2.3(a). No investment by the Exchange Agent of the cash portion of the Exchange Fund shall have maturities that could prevent or delay payments being made pursuant to this Agreement. Following the First Effective Time, Parent agrees to make available to the Exchange Agent, from time to time as needed, additional cash in an amount sufficient to pay (A) cash in lieu of any fractional Parent ADSs to which such holder is entitled pursuant to Section 2.3(e) and (B) any dividends or other distributions to which such holder is entitled pursuant to Section 2.3(c), in each case without interest (subject to any applicable withholding Tax).

(b) Exchange Procedures. As soon as practicable after the First Effective Time (and in no event later than five (5) Business Days after the First Effective Time), Parent shall cause the Exchange Agent to mail to each holder of record of Shares which were converted pursuant to Section 2.1(c)(i) into the Merger Consideration:

(i) a letter of transmittal in customary form (which, in the case of Shares represented by Certificates, shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates or affidavits of loss in lieu of the Certificates as provided in Section 2.3(f) to the Exchange Agent), such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.3(f)) or Book-Entry Shares in exchange for the Merger Consideration. Upon surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 2.3(f)) or receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of Book-Entry Shares to the Exchange Agent in accordance with the terms of the letter of transmittal duly executed, the holder of a Share which was converted pursuant to Section 2.1(c)(i) into the Merger Consideration shall be entitled to receive in exchange therefor, subject to any required withholding Taxes, the Merger Consideration, together with (x) cash in lieu of any fractional Parent ADSs to which such holder is entitled pursuant to Section 2.3(e) and (y) any dividends or other distributions to which such holder is entitled pursuant to Section 2.3(c), in each case without interest (subject to any applicable withholding Tax), for each Share surrendered, and any Certificates surrendered shall forthwith be cancelled. Unless requested otherwise by the Company, the Parent ADSs to be delivered as Merger Consideration shall be eligible for settlement through The Depository Trust Company (“DTC”) and issued in uncertificated book-entry form through the procedures of DTC to such account as specified in the preceding sentence, unless a physical Parent ADS is requested or otherwise required by applicable Law, in which case Parent shall cause the Exchange Agent to promptly send such receipt representing such Parent ADSs to such holder. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share in exchange therefor is registered, it shall be a condition of payment that (A) the Person requesting such exchange present proper evidence of transfer or shall otherwise be in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share surrendered or shall have established to the reasonable satisfaction of Parent that such Tax either has been paid or is not applicable.

(c) Distributions with Respect to Unexchanged Parent ADSs. All Parent ADSs (and the underlying Parent Ordinary Shares) to be issued as the Merger Consideration shall be deemed issued and outstanding as of the First Effective Time; provided that no dividends or other distributions declared or made after the First Effective Time with respect to Parent Ordinary Shares or Parent ADSs with a record date after the First Effective Time will be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the Parent ADSs to be issued in exchange therefor, and no cash payment in lieu of any fractional shares will be paid to any such holder pursuant to Section 2.3(e), until the holder of such Certificate or Book-Entry Share surrenders such Certificate or Book-Entry Share. Subject to the effect of escheat, Tax or other applicable Laws, following surrender of any such Certificate or Book-Entry Share, the holder of the Certificate or Book-Entry Share representing whole Parent ADSs issued in exchange therefor will be paid, without interest (subject to any applicable withholding Tax), (i) promptly, the amount of dividends or other distributions with a record date after the First Effective Time and theretofore paid with respect to such whole Parent ADS and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the First Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole Parent ADS.

(d) Transfer Books; No Further Ownership Rights in Company Stock. At the First Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Initial Surviving Company or Final Surviving Company, as applicable, of the shares of Company Common Stock that were outstanding immediately prior to the First Effective Time. From and after the First Effective Time, the holders of Certificates or Book-Entry Shares that evidenced ownership of shares of Company Common Stock outstanding immediately prior to the First Effective Time shall cease to have any rights with respect to such shares of Company Common Stock other than the right to receive the (i) Merger Consideration, (ii) cash in lieu of any fractional Parent ADSs to which such holder is entitled pursuant to Section 2.3(e) and (iii) any dividends or other distributions to which such holder is entitled pursuant to Section 2.3(c), in each case without interest (subject to any applicable withholding Tax), except as otherwise provided for herein or by applicable Law. Subject to the last sentence of Section 2.3(e), if, at any time after the First Effective Time, Certificates are presented to the Initial Surviving Company or Final Surviving Company, as applicable, for any reason, they shall be cancelled and exchanged as provided in this Article II.

(e) No Fractional Shares. No fractional Parent ADSs will be issued upon the surrender for exchange of Certificates or Book-Entry Shares, and any holder of record of Shares who would otherwise be entitled to receive a fraction of a Parent ADS shall, in lieu thereof, be entitled to receive an amount in cash (rounded to the nearest cent, without interest and subject to any withholding Tax) equal to the product obtained by multiplying (i) the fractional Parent ADS interest to which such holder would otherwise be entitled (rounded to three decimal places after applying the Exchange Ratio and after aggregating all fractional Parent ADS interests that would otherwise be received by such holder) by (ii) an amount equal to the Closing VWAP. Any amounts to which a holder of Shares is entitled pursuant to this Section 2.3(e) shall be paid as promptly as reasonably practicable following surrender of such holder’s Certificates or Book-Entry Shares or, in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit of loss thereof in accordance with Section 2.3(f).

(f) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Initial Surviving Company or Final Surviving Company, as applicable, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will pay, in exchange for such lost, stolen or destroyed Certificate, (i) the Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate, as contemplated by this Article II, (ii) cash in lieu of any fractional Parent ADSs to which such holder is entitled pursuant to Section 2.3(e) and (iii) any dividends or other distributions to which such holder is entitled pursuant to Section 2.3(c), in each case without interest (subject to any applicable withholding Tax).

(g) Termination of Fund. At any time following the first (1st) anniversary of the Closing Date, the Final Surviving Company shall be entitled to require the Exchange Agent to deliver to it any funds or other property (including any interest received with respect thereto) that had been made available to the Exchange Agent and which have not been disbursed in accordance with this Article II, and thereafter Persons entitled to receive payment pursuant to this Article II shall be entitled to look only to the Initial Surviving Company or Final Surviving Company, as applicable, (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the payment of any Merger Consideration, cash in lieu of any fractional Parent ADSs to which such holder is entitled pursuant to Section 2.3(e), and any dividends or other distributions to which such holder is entitled pursuant to Section 2.3(c), in each case without interest (subject to any applicable withholding Tax), that may be payable upon surrender of any Company Common Stock held by such holders, as determined pursuant to this Agreement, without any interest thereon.

(h) No Liability. None of the Exchange Agent, Parent, the Initial Surviving Company or the Final Surviving Company will be liable to any Person for any Merger Consideration from the Exchange Fund (or dividends or distributions with respect to Parent ADSs) or other cash delivered to a public official pursuant to any abandoned property, escheat or similar Law. Any portion of the Exchange Fund remaining unclaimed by any Person as of a date that is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority will, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(i) Withholding Taxes. Each of Parent, the Initial Surviving Company, the Final Surviving Company and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or under any applicable provision of state, local or non-U.S. Law related to Taxes. To the extent amounts are so withheld and paid over to the appropriate Governmental Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.4 Company Stock Options and RSUs.

(a) Each option that represents the right to acquire shares of Company Common Stock and that is outstanding immediately prior to the First Effective Time (whether or not then vested or exercisable) (each, an “Option”) shall at the First Effective Time be converted into an option (each, an “Assumed Option”) to purchase a number of Parent ADSs (or Parent Ordinary Shares, as determined by Parent acting reasonably) (rounded down to the nearest number of whole Parent ADSs or Parent Ordinary Shares, as the case may be) equal to the product of (i) the number of shares of Company Common Stock subject to such Option immediately prior to the First Effective Time and (ii) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such Option immediately prior to the First Effective Time divided by (B) the Exchange Ratio. Any restrictions on the exercise of any Assumed Option shall continue in full force and effect and the term, exercisability, vesting schedule (including any double-trigger vesting) and other provisions of such Assumed Option shall otherwise remain unchanged as a result of the assumption of such Assumed Option.

(b) Each restricted stock unit with respect to shares of Company Common Stock that is outstanding immediately prior to the First Effective Time (collectively, the “Company RSUs”) shall at the First Effective Time be converted into a restricted stock unit of Parent (each, an “Assumed RSU”) with respect to a number of Parent ADSs (or Parent Ordinary Shares, as determined by Parent acting reasonably) (rounded to the nearest number of whole Parent ADSs or Parent Ordinary Shares, as the case may be) equal to the product of (i) the number of shares of Company Common Stock subject to such Company RSU immediately prior to the First Effective Time and (ii) the Exchange Ratio. The vesting schedule (including any double-trigger vesting) and other provisions of such Assumed RSU shall otherwise remain unchanged as a result of the assumption of such Assumed RSU.

(c) Notwithstanding the foregoing, each Assumed Option and each Assumed RSU in respect of Parent Ordinary Shares shall provide that upon exercise or settlement, as applicable, the underlying Parent Ordinary Shares may, at the election of Parent, be deposited in Stichting Administratiekantoor Takeaway.com (“STAK”), which shall hold such Parent Ordinary Shares on behalf of the former holder of the Assumed Option or Assumed RSU, as applicable, and exercise all voting rights with respect to such Parent Ordinary Shares, and such former holder shall receive one depository receipt of the STAK with respect to each such Parent Ordinary Share so deposited (each, a “STAK DR”). Each STAK DR shall entitle the holder thereof to all economic benefits of the underlying Parent Ordinary Shares and, subject to any blackout or restrictions under applicable Law, entitle the holder thereof to direct the STAK to sell the underlying Parent Ordinary Shares and transfer the proceeds to the holder thereof.

(d) Prior to the First Effective Time, the Company Board (or, if appropriate, any committee administering the Company Stock Plans, the Options and the Company RSUs) will take all actions reasonably necessary or appropriate to give effect to this Section 2.4.

Section 2.5 Adjustments. If at any time during the period between the date of this Agreement and the First Effective Time, any change in the outstanding shares of capital stock of the Company or Parent shall occur as a result of any reclassification, stock split (including a reverse stock split), combination, exchange or readjustment of outstanding shares, any stock dividend or stock distribution in respect of outstanding shares (including any dividend or distribution of securities of a Subsidiary of Parent or the Company or the Company or of securities convertible into Parent Ordinary Shares, Parent ADSs or Company Common Stock to holders of outstanding shares), reorganization, recapitalization or reclassification with a record date during such period, the Merger Consideration and any other similarly dependent items shall be equitably adjusted; provided, however, that nothing in this Section 2.5 shall be deemed to permit or authorize any party hereto to effect any such change that it is not otherwise authorized or permitted to undertake pursuant to this Agreement.

Section 2.6 Parent Ordinary Shares.

(a) Notwithstanding anything in this Agreement to the contrary, (i) upon Parent’s reasonable determination, Parent may, or (ii) upon the Company’s reasonable request to the extent reasonably practicable, Parent shall, permit (but not obligate) holders of Shares to elect to receive a number of Parent Ordinary Shares (or CREST depositary interests eligible for trading through CREST representing beneficial ownership interests in a number of Parent Ordinary Shares (“CDIs”)) equal to the Exchange Ratio for each outstanding Share in lieu of the Parent ADSs issuable as the Merger Consideration in accordance with Section 2.1(c), in which event the Exchange Agent shall not deliver such number of Parent Ordinary Shares to the Depositary Bank or its nominee under Section 2.3(a) and (a) any and all Parent Ordinary Shares (or CDIs) delivered to such holders of Shares who have elected to receive Parent Ordinary Shares (or CDIs) shall, for all purposes of this Agreement, be deemed to be the Merger Consideration and (b) with respect to any holders of Shares who have elected to receive Parent Ordinary Shares, Parent shall be deemed to have satisfied its obligations under this Agreement with respect to Parent ADSs through the registration, issuance, delivery and listing of Parent Ordinary Shares (or CDIs).

(b) In the event that, prior to the date of the initial filing of the Form F-4, Parent, acting in good faith (after consulting with and considering in good faith the views of the Company), reasonably determines that it is desirable to issue Parent Ordinary Shares as the Merger Consideration in lieu of Parent ADSs to the holders of Shares, the parties hereto agree to negotiate and cooperate in good faith to enter into an appropriate amendment to this Agreement to reflect such change in the form of the Merger Consideration and provide for other changes necessitated thereby; provided, however, that failure of the parties hereto to agree to such an amendment shall not cause any condition to Closing set forth herein not to be satisfied or otherwise cause any breach of this Agreement; provided further that (i) any actions taken pursuant to this Section 2.6(b) shall not, without the prior written consent of each of Parent and the Company, (A) alter or change the Exchange Ratio or the amount, nature or mix of the Merger Consideration (or the consideration payable to holders of Options and Company RSUs pursuant to Section 2.4), other than the substitution of Parent Ordinary Shares for Parent ADSs, (B) impose any material economic or other cost on Parent or its shareholders or the Company or its stockholders, (C) adversely affect the Intended Tax Treatment or otherwise result in any material adverse Tax impact to the stockholders of the Company or the parties hereto, (D) prevent or materially delay or impair the receipt of any consents or approvals of, or the completion of any notices to or filings, declarations or registrations with, any Governmental Authority that are necessary for the consummation of the Transactions, or (E) prevent or materially delay or impair the consummation of the Transactions, (ii) any such Parent Ordinary Shares to be issued as the Merger Consideration shall, as of the First Effective Time, have been approved for listing on the NYSE or the NASDAQ, subject only to official notice of issuance and (iii) such amendment would not be expected to have any of the effects or consequences in clauses (i)(A) through (i)(E) above.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent, Merger Sub and Merger Sub II that, except as disclosed in the corresponding section of the disclosure schedule delivered by the Company to Parent simultaneously with the execution of this Agreement (the “Company Disclosure Schedule”), it being understood and agreed that any information set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply to each other section and subsection of this Agreement to which the applicability of such information is reasonably apparent on its face, or as set forth in (or incorporated by reference in) any of the Company SEC Documents (other than any risk factor disclosure contained in the “Risk Factors” section thereof or other cautionary, predictive or forward-looking statements therein) filed on or after January 1, 2018 and prior to the date of this Agreement (the “Filed Company SEC Documents”):

Section 3.1 Organization, Standing and Corporate Power.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except (other than with respect to the Company’s due organization and valid existence) as would not, individually or in the aggregate, reasonably be expected to (i) have a Company Material Adverse Effect or (ii) prevent or materially delay or impair the ability of the Company to consummate the Transactions (this clause (ii), a “Company Impairment Effect”). The Company is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Each Subsidiary of the Company is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization (in the case of good standing, to the extent such jurisdiction recognizes such concept), except in each case as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or a Company Impairment Effect. Each Subsidiary of the Company is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. All the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company have been validly issued and are fully paid and, to the extent applicable, nonassessable, and (except for directors’ qualifying shares or the like) are owned directly or indirectly by the Company free and clear of all Liens, except for such transfer restrictions of general applicability as may be provided under the Securities Act of 1933 (the “Securities Act”), and other applicable securities laws. Section 3.1(b) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a complete and correct list of all the Subsidiaries of the Company and any other Person in which the Company or any its Subsidiaries owns any shares of capital stock, voting securities or other ownership, together with (i) the jurisdiction of incorporation or organization, as applicable, of each such Subsidiary or Person, (ii) the type of and percentage interest held, directly or indirectly, by the Company in each such Subsidiary or Person and (iii) the names of any Person other than the Company or any of its Subsidiaries that owns any shares of capital stock, voting securities or other ownership in any such Subsidiary or Person, together with the type of and percentage interest held by such other Person in such Subsidiary or Person.

(c) The Company has made available to Parent complete and correct copies of the certificate of incorporation and by-laws of the Company, in each case as amended to the date of this Agreement (the “Company Charter Documents”).

Section 3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 500,000,000 shares of Company Common Stock and 25,000,000 shares of preferred stock, par value $0.0001 per share (“Company Preferred Stock”). At the close of business on June 8, 2020 (the “Company Capitalization Date”), (i) 92,233,900 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Common Stock were held by the Company in its treasury, (iii) (A) 6,096,717 shares of Company Common Stock were reserved and available for issuance under the Company Stock Plans, (B) 2,819,067 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding Options and (C) 4,057,484 shares of Company Common Stock were reserved for issuance pursuant to outstanding Company RSUs and (iv) no shares of Company Preferred Stock were issued or outstanding. All outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Since the Company Capitalization Date through the date hereof, neither the Company nor any of its Subsidiaries has (1) issued any Company Securities or incurred any obligation to make any payments based on the price or value of any Company

Securities, other than issuances of shares of Company Common Stock pursuant to the exercise of Options and the vesting and settlement of Company RSUs, in each case, outstanding as of the Company Capitalization Date under the Company Stock Plans or an “inducement grant” pursuant to the rules of the NYSE, or (2) established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any shares of the Company’s capital stock.

(b) Except as described in Section 3.2(a), as of the Company Capitalization Date, there were (i) no shares of capital stock of, or other equity or voting interests in, the Company issued, outstanding or reserved for issuance, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interests in, the Company (the items in clauses (i), (ii), (iii) and (iv) being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities.

(c) There are no bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote. There are no outstanding agreements of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities (other than pursuant to the cashless exercise of Options or the forfeiture or withholding of Taxes with respect to Options or Company RSUs), or obligate the Company to grant, extend or enter into any such agreements relating to any Company Securities, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Company Securities. Neither the Company nor any of its Subsidiaries is a party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Company Securities or any other agreement relating to the disposition, voting or dividends with respect to any Company Securities. No Subsidiary of the Company owns any shares of Company Common Stock.

(d) All Options and Company RSUs are evidenced by award agreements in substantially the forms previously made available to Parent or disclosed in the Company SEC Documents, and no Option or Company RSU is subject to terms that are materially different from those set forth in such forms. Each Option and each Company RSU may, by its terms, be treated as provided for in Section 2.4, and (i) such treatment will not, absent any other event or circumstance, result in the accelerated vesting of any such award in connection with the Mergers and (ii) the Company Board (or appropriate committee thereof) has taken all steps reasonably necessary to cause such treatment to occur. Each Option and each Company RSU was validly issued and properly approved by the Company Board (or appropriate committee thereof) in accordance with the applicable Company Stock Plan or as an “inducement grant” pursuant to the rules of the NYSE, and each Option has an exercise price equal to or greater than the fair market value of a share of Company Common Stock on the date such Option was granted.

Section 3.3 Authority; Noncontravention.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Company Stockholder Approval, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of and performance by the Company under this Agreement, and the consummation of the Transactions, have been duly authorized and approved by the Company Board, and except for obtaining the Company Stockholder Approval, no other corporate action on the part of the Company is necessary to authorize the execution and delivery of and performance by the Company under this

Agreement and the consummation by it of the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b) Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the Transactions, nor compliance by the Company with any of the terms or provisions of this Agreement, will (i) assuming the Company Stockholder Approval is obtained, conflict with or violate any provision of the Company Charter Documents, (ii) assuming that each of the consents, authorizations and approvals referred to in Section 3.4 and the Company Stockholder Approval are obtained (and any condition precedent to any such consent, authorization or approval has been satisfied) and each of the filings referred to in Section 3.4 are made and any applicable waiting periods referred to therein have expired, violate any Law applicable to the Company or any of its Subsidiaries or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, amendment, acceleration or cancellation of, any Contract to which the Company or any of its Subsidiaries is a party, or result in the creation of a Lien, other than any Permitted Lien, upon any of the properties or assets of the Company or any of its Subsidiaries, except, in the case of clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or a Company Impairment Effect.

(c) The Company Board, at a meeting duly called and held, has (i) determined that it is fair to and in the best interest of the Company and the holders of shares of Company Common Stock, and declared it advisable, that the Company enter into this Agreement and consummate the Transactions, including the Mergers; (ii) adopted this Agreement and approved the execution, delivery and performance by the Company of this Agreement and the Transactions, including the Mergers; (iii) resolved to recommend that the holders of shares of Company Common Stock adopt this Agreement (the “Company Board Recommendation”); and (iv) directed that this Agreement be submitted to the holders of shares of Company Common Stock for adoption.

Section 3.4 Governmental Approvals. Except for (a) the filing with the SEC of a proxy statement relating to the matters to be submitted to the holders of Company Common Stock at the Company Stockholders Meeting (as amended or supplemented from time to time, the “Proxy Statement/Prospectus”) and of Parent’s registration statement on Form F-4 (the “Form F-4”) in which the Proxy Statement/Prospectus will be included as a prospectus, and declaration of effectiveness of the Form F-4 by the SEC, and other filings required under, and compliance with other applicable requirements of, the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules of the NYSE and the filings with, approvals by and compliance with the Laws described in clauses (b) through (h) of Section 4.4, (b) the filing of the Certificates of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (c) filings required under, and compliance with other applicable requirements of, the HSR Act, (d) approvals, notices or filings required under, and compliance with other applicable requirements of, any applicable non-U.S. Laws intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade or harm to competition through merger or acquisition or effectuating foreign investment (collectively, “Foreign Antitrust Laws”), (e) compliance with any applicable state securities or blue sky laws and (f) any other actions or filings required solely by reason of the participation of Parent, Merger Sub or Merger Sub II (as opposed to any Person, other than the Company, Parent, Merger Sub, Merger Sub II or any of their respective affiliates), no consents or approvals of, or notices to or filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions, other than as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or Company Impairment Effect.

Section 3.5 Company SEC Documents; Undisclosed Liabilities.

(a) The Company has filed with or furnished to the SEC, on a timely basis, all registration statements, reports and proxy statements with the SEC required to be filed or furnished since January 1, 2018 (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, as such statements and reports may have been amended since the date of their filing and prior to the date of this Agreement, the “Company SEC Documents”). As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective filing dates (in the case of all other Company SEC Documents), or if amended prior to the date of this Agreement, as of the last such amendment filed prior to the date of this Agreement, the Company SEC Documents complied in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the rules and regulations of the SEC thereunder, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (and, if amended, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, (i) there are no outstanding or unresolved comments in comment letters received from the SEC or its staff, and (ii) none of the Company’s Subsidiaries is, or has at any time since January 1, 2018 been, subject to the reporting requirements of Section 13(a) or 15(d) promulgated under the Exchange Act.

(b) Except to the extent updated, amended, restated or corrected by a subsequent Company SEC Document filed prior to the date of this Agreement, as of their respective dates of filing with the SEC, the consolidated financial statements of the Company included in the Company SEC Documents (i) complied as to form in all material respects with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), (ii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except (A) as may be indicated in the notes thereto or (B) as permitted by Regulation S-X) and (iii) present fairly, in all material respects, the consolidated financial position of the Company and its Subsidiaries, and the consolidated results of their operations and cash flows, as of each of the dates and for the periods shown, in conformity with GAAP.

(c) The Company has established and maintains, and at all times since January 1, 2018 has maintained, (i) a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act) that is sufficient in all material respects to provide reasonable assurance (A) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (B) that transactions are executed only in accordance with the authorization of management and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s properties or assets, in each case that could have a material effect on the Company’s financial statements and (ii) disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) that are reasonably designed to ensure that all material information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such material information required to be disclosed is accumulated and communicated to the management of the Company, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports. Since January 1, 2018, none of the Company, the Company Board, the audit committee of the Company Board or, to the Knowledge of the Company, the Company’s independent registered public accounting firm, has identified or been made aware of any (i) “significant deficiency” or “material weakness” in the design or operation of the Company’s internal controls over financial reporting, in each case which has not been subsequently remediated, or (ii) fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal controls over financial reporting of the Company.

(d) The Company is, and since January 1, 2018 has been, in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(e) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated under the Exchange Act), where the result, purpose or intended effect of such Contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s published financial statements or other Company SEC Documents.

(f) Neither the Company nor any of its Subsidiaries has any liabilities which would be required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, except for liabilities (i) reflected or reserved against on the balance sheet of the Company and its consolidated Subsidiaries as of December 31, 2019 (the “Balance Sheet Date”) (including the notes thereto) included in the Filed Company SEC Documents, (ii) incurred after the Balance Sheet Date in the Ordinary Course of Business, (iii) as contemplated by this Agreement or otherwise arising in connection with the Transactions and which do not arise out of a breach by the Company or any of its Subsidiaries of any representations or warranties made or covenants under this Agreement or (iv) as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.6 Absence of Certain Changes.

(a) Since the Balance Sheet Date through the date of this Agreement, (i) except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto and to any transaction of the type contemplated by this Agreement, the business of the Company and its Subsidiaries has been conducted in all material respects in the Ordinary Course of Business, and (ii) neither the Company nor any of its Subsidiaries has taken any action that, if taken from the date of this Agreement through the First Effective Time without the prior written consent of Parent, would constitute a breach of clause (iii), (iv), (ix), (x) or (xii) of Section 5.1(a).

(b) Since the Balance Sheet Date through the date of this Agreement, there has not been any Company Material Adverse Effect.

Section 3.7 Legal Proceedings. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or a Company Impairment Effect, (a) there is no, and since January 1, 2018 there has been no, pending or, to the Knowledge of the Company, threatened, legal, judicial or administrative proceeding, suit, investigation, arbitration or action (an “Action”) against the Company or any of its Subsidiaries and (b) there is not, and since January 1, 2018 there has not been, any outstanding injunction, order, judgment, ruling, writ or decree imposed upon the Company or any of its Subsidiaries, in each case, by or before any Governmental Authority.

Section 3.8 Compliance With Laws; Permits.

(a) The Company and its Subsidiaries are, and since January 1, 2018 have been, in compliance with all laws, statutes, ordinances, codes, rules, regulations, decrees judgments, injunctions and orders of Governmental Authorities (collectively, “Laws”) applicable to the Company or any of its Subsidiaries, except for instances of non-compliance that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or a Company Impairment Effect. The Company and each of its Subsidiaries hold, and are in compliance with, all licenses, franchises, permits, certificates, approvals and authorizations from

Governmental Authorities required by Law for the conduct of their respective businesses as they are now being conducted (collectively, “Company Permits”) and all such Company Permits are valid and in full force and effect, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) To the Knowledge of the Company, since January 1, 2018, the Company and its Subsidiaries (i) have been in compliance in all material respects with all applicable sanctions, export control and import Laws; and (ii) have not engaged in any conduct that is sanctionable under applicable sanctions, or export control Laws.

Section 3.9 Tax Matters.

(a) Except for those matters that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(i) each of the Company and its Subsidiaries has timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all Tax Returns required to be filed by it, and all such filed Tax Returns are true, correct and complete;

(ii) the Company and its Subsidiaries have paid all Taxes due and owing by any of them, including any Taxes required to be withheld from amounts owing to any employee, creditor or third party (in each case, whether or not shown on any Tax Return);

(iii) no deficiency with respect to Taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries which has not been fully paid or adequately reserved against in the balance sheets included in the Company SEC Documents;

(iv) no audit or other administrative or court proceedings are pending with any Governmental Authority with respect to Taxes of the Company or any of its Subsidiaries, and no written notice thereof has been received;

(v) neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify in whole or in part for tax-free treatment under Section 355 of the Code or so much of Section 356 as relates to Section 355 (or any similar provisions of state, local, or non-U.S. Law);

(vi) neither the Company nor any of its Subsidiaries has extended or waived (nor granted any extension or waiver of) the limitation period for the assessment or collection of any Tax that remains in effect;

(vii) none of the Company or any of its Subsidiaries is a party to any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than any customary Tax indemnification provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes or agreements or arrangements exclusively between or among the Company and its wholly owned Subsidiaries) or has any liability for Taxes of any Person (other than the Company or any of its wholly owned Subsidiaries) by reason of Contract, assumption, operation of Law, Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law), or transferee or successor liability;

(viii) there are no Liens for Taxes upon any property or assets of the Company or any of its Subsidiaries, except for Permitted Liens; and

(ix) neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of U.S. Treasury Regulations Section 1.6011-4(b)(2).

(b) Neither the Company nor any of its Subsidiaries (i) has taken or agreed to take any action, or is aware of any facts or circumstances, in each case, that would reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax Treatment or (ii) is aware of any reason that the Company could not provide, to outside counsel pursuant to Section 5.17(b), representations and warranties of the sort customarily provided by a target company as the basis for a legal opinion (A) that a transaction qualifies as a reorganization under Section 368(a)(1)(A) and Section 368(a)(2)(D) of the Code and (B) that such transaction will not result in gain being recognized under Section 367(a)(1) of the Code (other than for any stockholder that would be a “five-percent transferee shareholder” (within the meaning of United States Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of the controlling corporation following the transaction that does not enter into a five-year gain recognition agreement pursuant to United States Treasury Regulations Section 1.367(a)-8(c)).

(c) For purposes of this Agreement: (i) “Taxes” shall mean all U.S. and non-U.S. federal, state or local taxes, charges, fees, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges, in each case in the nature of a tax and together with all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority in connection with any of the foregoing and (ii) “Tax Return” shall mean any return, report, claim for refund, estimate, information return or statement or other similar document required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

Section 3.10 Employee Benefits Matters.

(a) The Company has made available to Parent correct and complete copies of (i) each material Company Plan (or, if unwritten, a written summary thereof), and all amendments thereto, (ii) the most recent annual reports on Form 5500 required to be filed with the IRS with respect to each material Company Plan (if any such report was required), (iii) the most recent summary plan description for each material Company Plan for which such summary plan description is required and (iv) where applicable, each trust agreement and insurance or group annuity contract relating to each material Company Plan. The Company shall provide a list of each material Company Plan within thirty (30) days after the date of the Agreement.

(b) Each Company Plan and each related trust agreement and insurance or group annuity contract has been administered in compliance with its terms and in compliance with the applicable provisions of ERISA, the Code and all other applicable Laws, and the Company and each of its Subsidiaries is in compliance, and since January 1, 2018 has complied, with ERISA, the Code and all other Laws applicable to any compensation and benefit plans, programs, agreements and arrangements, including the Company Plans, in each case, except where such noncompliance would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) (i) There are no current, pending or, to the Knowledge of the Company, threatened claims (other than claims for benefits in the ordinary course), disputes, complaints or investigations by or on behalf of any participant in any of the Company Plans, or otherwise involving any Company Plan or the assets of any Company Plan and (ii) no audit or other proceeding by any Governmental Authority is pending, or to the Knowledge of the Company, threatened with respect to any Company Plans, in each case, that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d) All Company Plans that are “employee pension benefit plans” (as defined in Section 3(2) of ERISA) that are intended to be tax qualified under Section 401(a) of the Code (each, a “Company Pension Plan”) have received a favorable determination or prototype opinion letter from the IRS or the Company has filed a timely application therefor and, to the Knowledge of the Company, no circumstances exist that are likely to adversely impact the qualification of any such plan under Section 401(a) of the Code. The Company has made available to Parent a correct and complete copy of the most recent determination or prototype opinion letter received with respect to each Company Pension Plan, as well as a correct and complete copy of each pending application for a determination letter, if any.

(e) None of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates contributes to, sponsors, maintains or has any liability with respect to, or within the last six years, has contributed to, sponsored, maintained or has had any liability with respect to, any “multiemployer plan” (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”), any plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code or any “multiple employer plan” (within the meaning of Section 4063 of ERISA or 4064 of ERISA).

(f) None of the Company Plans provide material post-termination health or welfare benefits except as may be required by Section 4980B of the Code and Section 601 of ERISA or any other applicable Law or at the sole expense of the participant or the participant’s beneficiary.

(g) Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in combination with another event, except as expressly provided in this Agreement, (i) entitle any current or former director, employee or individual consultant or independent contractor of the Company or any of its Subsidiaries to severance pay, unemployment compensation or any other payment or benefit, (ii) accelerate the time of payment or vesting, increase the amount of compensation due or payable or level of benefits to be provided, or trigger any other material obligation under any Company Plan, (iii) result in any breach or violation of, default under or limit the Company’s right to amend, modify or terminate any Company Plan or (iv) result in any payment that would reasonably be expected to be considered an “excess parachute payment” within the meaning of Section 280G of the Code. Neither the Company nor any of its Subsidiaries has any indemnity, gross up or any other obligation to reimburse any individual for any Taxes imposed under Section 4999 or 409A of the Code or similar Laws.

Section 3.11 Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is or has been a party to, or bound by, any collective bargaining agreement or other Contract with a labor union. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, with respect to employees of the Company or any of its Subsidiaries and the Drivers: (i) there are no, and since January 1, 2018 there have been no, labor related strikes, slowdowns, concerted work stoppages, walkouts, lockouts or other labor disputes pending or, to the Knowledge of the Company, threatened; (ii) to the Knowledge of the Company, there is no pending union organizing campaign and no labor union has made a petition or written demand for recognition or certification; and (iii) each of the Company and its Subsidiaries is, and since January 1, 2018 has been, in compliance with all applicable Laws regarding labor, employment and employment practices.

(b) Since January 1, 2018 through the date hereof, neither the Company nor any of its Subsidiaries has received, been involved in or been subject to any complaints, claims or Actions relating to sexual harassment involving any executive employee.

(c) Other than for terminations of employment in the Ordinary Course of Business or for cause, the Company has not announced, and is not currently planning or anticipating, any material layoffs, terminations, furloughs, reductions in compensation or benefits or other material cost-saving measures affecting any material group of employees of the Company or any of its Subsidiaries or any material group of Drivers.

Section 3.12 Environmental Matters. Except for those matters that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) the Company and each of its Subsidiaries is, and since January 1, 2018 has been, in compliance with all applicable Environmental Laws, and neither the Company nor any of its Subsidiaries has received any written notice, demand, claim or request for information since January 1, 2018 or that otherwise remains unresolved alleging that the Company or any of its

Subsidiaries is in violation of or has any liability under any Environmental Law, (b) the Company and each of its Subsidiaries holds, and is, and since January 1, 2018 has been, in compliance with, all Company Permits required under applicable Environmental Laws for the operation of their respective businesses (“Company Environmental Permits”), (c) there is no, and since January 1, 2018 there has been no, Action relating to or arising under any applicable Environmental Law or Company Environmental Permit that is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, and none of the Company or any of its Subsidiaries has assumed or retained by Contract or operation of Law any liabilities that would reasonably be expected to result in any such Action and (d) neither the Company nor any of its Subsidiaries has entered into or otherwise become subject to any order, settlement, judgment, injunction or decree involving any uncompleted, outstanding or unresolved liabilities or corrective or remedial obligations on the part of the Company or any of its Subsidiaries relating to or arising under any Environmental Laws.

Section 3.13 Intellectual Property.

(a) Section 3.13(a) of the Company Disclosure Schedule sets forth a complete and correct list of all material (i) issued patents and pending patent applications; (ii) registered trademarks and pending applications for registration of trademarks, (iii) registered copyrights and pending applications for registration of copyrights, and (iv) internet domain names and social media accounts, in each case that are included in Company Owned IP (indicating for each, as applicable, the owner(s), jurisdiction and, as applicable, the application or registration number and date of filing).

(b) (i) The Company and its Subsidiaries are the sole and exclusive owners of all right, title and interest in and to the Company Owned IP and hold all of their right, title and interest in and to all of the Company Owned IP free and clear of all Liens other than Permitted Liens, (ii) the Company Owned IP and Company Licensed IP include all of the Intellectual Property reasonably necessary to, or used or held for use in the conduct of the respective businesses of the Company and its Subsidiaries as currently conducted and the Company and its Subsidiaries own or have sufficient rights to use and practice all such Intellectual Property, (iii) to the Knowledge of the Company, there exist no material restrictions on the use of any of the Company Owned IP, (iv) since January 1, 2018, no material Company Owned IP has been abandoned or been adjudged to be invalid or unenforceable and (v) all Company Owned IP is subsisting, and to the Knowledge of the Company, none of the Company Owned IP is invalid or unenforceable.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the conduct of the respective businesses of the Company and its Subsidiaries is not, and since January 1, 2018 has not been, infringing, misappropriating or otherwise violating any Person’s Intellectual Property and there is no, and since January 1, 2018 there has been no, claim of such infringement, misappropriation or other violation pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, and (ii) to the Knowledge of the Company, (A) no Person is infringing, misappropriating or otherwise violating any Intellectual Property owned by the Company or any of its Subsidiaries and (B) no claims of such infringement, misappropriation or other violation are pending or threatened against any Person by the Company or any of its Subsidiaries, and (iii) there is no claim pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries challenging the ownership, use, validity or enforceability of any Company Owned IP.

(d) (i) The Company and its Subsidiaries have provided reasonable notice of their privacy and personal data collection and use policies on their websites or at other points of collection, as applicable, and the Company and its Subsidiaries and, to the Knowledge of the Company, the Company’s contractors and licensors of the Company Licensed IP, have complied in all material respects with such policies and all applicable Laws relating to the collection, use, storage, processing or disclosure of any personally-identifiable information and other data or information collected, used, stored, processed or disclosed by or on behalf of the Company or any of its Subsidiaries, (ii) there is no claim pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging any violation of such policies or applicable Laws, (iii) to the

Knowledge of the Company, there has been no action or circumstance requiring the Company or its Subsidiaries to notify a Governmental Authority or other Person of a data security breach or violation of the Laws referred to in this Section 3.13(d) nor has the Company or any of its Subsidiaries made any such notification, (iv) neither this Agreement nor the consummation of the transactions contemplated hereby will violate any such policy or applicable Laws in any material respect, and (v) the Company and its Subsidiaries have taken reasonable steps consistent with industry practices to protect the types of information referred to in this Section 3.13(d) against any material loss and unauthorized access, use, modification, disclosure or other misuse, and, to the Knowledge of the Company there has been no material unauthorized access, use, modification, disclosure or other misuse of such data or information.

(e) The Company and its Subsidiaries take and have taken reasonable steps consistent with industry practices to maintain, preserve and protect the confidentiality of and their respective proprietary interests in all material confidential Company Owned IP and other material confidential information used by the Company or its Subsidiaries, and to the Knowledge of the Company, since January 1, 2018, there has been no material unauthorized access, use, modification, disclosure or other misuse of such data or information.

(f) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the IT Assets used by or on behalf of the Company or its Subsidiaries in the conduct of their respective businesses (the “Company IT Assets”) operate substantially in accordance with their specifications and related documentation and perform in a manner that permits the Company and its Subsidiaries to conduct their respective businesses as currently conducted, (ii) the Company and its Subsidiaries take commercially reasonable actions, consistent with current industry standards, to (A) preserve and maintain the continuous operation and performance of the Company IT Assets, and (B) protect the confidentiality, integrity and security of the Company IT Assets (and all data and other information and transactions stored or contained therein or processed or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, including the implementation of commercially reasonable data backup, disaster avoidance and recovery procedures and business continuity procedures, (iii) there has been no unauthorized use or access or security breaches, or failure, crash, interruption, modification, loss or corruption of any of the Company IT Assets (or any data or other information or transactions stored or contained therein or processed or transmitted thereby), and (iv) to the Knowledge of the Company, none of the Company IT Assets, products or services of the Company or any of its Subsidiaries used or held for use in the conduct of the respective businesses of the Company and its Subsidiaries as currently conducted, contains any “back door”, “drop dead device”, “time bomb”, “Trojan horse”, “virus” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have any of the following functions: (A) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed or (B) damaging or destroying any data or file without the user’s consent.

(g) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each current and former employee and consultant of the Company and its Subsidiaries who contributed to the production or development of any Company Owned IP in any material respect agreed that his or her contribution is work-made for-hire pursuant to a valid written agreement or has otherwise assigned such Intellectual Property rights to the Company or any of its Subsidiaries by operation of Law. To the Knowledge of the Company, no current or former employee or contractor of the Company or its Subsidiaries has any claim, right or interest to or in any material Company Owned IP.

(h) To the Knowledge of the Company, no Software code or data library is present in any material Software contained within or used in connection with any material Company Owned IP that is licensed as freeware, shareware, open source software or under similar licensing models that (i) requires or conditions the use or distribution of any material Software that is Company Owned IP, as used or distributed in the conduct of the respective businesses of the Company and its Subsidiaries as currently conducted on the disclosure, licensing or distribution of any source code for any portion of such Software that is Company Owned IP at no additional charge, (ii) prohibits or limits the receipt of consideration in connection with sublicensing or distributing any material Software that is Company Owned IP, (iii) requires (or conditions the use or distribution of such Software on) the granting (A) to third parties of the right to make derivative works or other modifications to such Software that is Company Owned IP or portions thereof or (B) of a license under the Company Owned IP, or (iv) limits or prohibits the receipt of consideration in connection with licensing, sublicensing or distributing any material Company Owned IP.

Section 3.14 Anti-Takeover Provisions. Assuming the accuracy of the representations and warranties set forth in Section 4.18, the Company has taken all action (including action of the Company Board) necessary to render inapplicable to this Agreement and the Transactions any “moratorium,” “control share acquisition,” “fair price,” “interested shareholder,” “affiliate transaction,” “business combination” or other antitakeover Laws, including Section 203 of the DGCL. Neither the Company nor any of its Subsidiaries is a party to, subject to or otherwise bound by a stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan.

Section 3.15 Property. Neither the Company nor any Subsidiary of the Company owns any real property. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or a Subsidiary of the Company has valid leasehold interests in all of the Company Leased Real Property, free and clear of all Liens (except in all cases for Permitted Liens). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and except as may be limited by the Bankruptcy and Equity Exception, all Company Leases under which the Company or any of its Subsidiaries lease the Company Leased Real Property are valid and in full force and effect against the Company or any of its Subsidiaries and, to the Knowledge of the Company, the counterparties thereto, in accordance with their respective terms, and there is not under any of such Company Leases, any existing breach or default by the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any other party to the Company Leases which, with notice or lapse of time or both, would become a breach or default or permit the termination, modification or acceleration of rent under such Company Lease.

Section 3.16 Contracts.

(a) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any Contract:

(i) required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K under the Securities Act, other than any Company Plans;

(ii) constituting or relating to the formation, operation, management or control of any material partnership, joint venture, collaboration or limited liability company agreement (other than any such agreement solely between or among the Company and any of its wholly owned Subsidiaries);

(iii) relating to Indebtedness, whether incurred, assumed, guaranteed or secured by any asset, with a principal amount (including the amount of any undrawn but available commitments thereunder) in excess of $15,000,000;

(iv) (A) pursuant to which the Company or any of the Company’s Subsidiaries is a party and licenses material Intellectual Property to or from any third Person (including covenants not to sue and similar agreements), or (B) that is a consent, concurrent use, settlement, or other similar agreement with respect to any material Intellectual Property, or (C) is a co-development, development or other similar agreement with respect to any material Intellectual Property (in each case other than (1) non-exclusive license agreements, customer agreements, or reseller or distribution agreements entered into in the Ordinary Course of Business and (2) unmodified, generally commercially available “off-the-shelf” software that provided for a payment (whether as a fee for the license, a subscription, or for maintenance) by the Company of less than $1,000,000 during the year ended December 31, 2019);

(v) with any Governmental Authority;

(vi) containing any of the following provisions, in each case that (x) is material to the Company and its Subsidiaries, taken as a whole, or (y) after the Second Effective Time would be binding on Parent or any of its Subsidiaries (other than the Company and its Subsidiaries): (A) any covenant that materially limits the ability of the Company or any of its Subsidiaries to engage in any line of business, to solicit any material potential customer, to compete with any Person or operate at any geographic location, (B) any provision granting “most favored nation” protections with respect to pricing to the counterparty to such Contract, (C) any provision requiring the Company or any of its Subsidiaries to deal exclusively with any Person or group of related Persons or (D) any standstill or similar provision pursuant to which the Company or any of its Subsidiaries has agreed not to acquire assets or securities of another Person;

(vii) containing a put, call, right of first refusal or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any (A) equity interests of any Person or (B) assets (excluding ordinary course commitments to purchase goods, products and off-the-shelf Intellectual Property) for an amount in excess, in the aggregate, of $15,000,000;

(viii) (A) relating to the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of any Person for aggregate consideration in excess of $15,000,000 or pursuant to which the Company or any of its Subsidiaries has continuing “earn out” or other similar contingent payment obligations after the date hereof in excess of $15,000,000; or (B) that gives any Person the right to acquire any assets of the Company or its Subsidiaries (excluding ordinary course commitments to purchase goods, products and off-the-shelf Intellectual Property) after the date hereof with a total consideration of more than $15,000,000;

(ix) requiring any capital commitment or capital expenditure by the Company or any of its Subsidiaries in an amount in excess of $5,000,000 individually or $15,000,000 in the aggregate other than (A) non-cash, capitalized software and development costs or (B) as set forth in the Company’s budget made available to Parent;

(x) that is a lease, sublease, license, concession or other agreement (written or oral) with an annual base rent of at least $2,500,000 pursuant to which the Company or any of its Subsidiaries holds any Company Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company or any of its Subsidiaries thereunder (a “Company Lease”);

(xi) that is a stockholders, investors rights, registration rights, or relationship agreement or similar arrangement or agreement with any stockholder of the Company or any of its Subsidiaries; or

(xii) that is a Contract not of a type (disregarding any dollar thresholds, materiality or other qualifiers, restrictions or other limitations applied to such Contract type) described in the foregoing clauses (i) through (xi) and that has or would reasonably be expected to, either pursuant to its own terms or together with the terms of any related Contracts, involve net payments or receipts in excess of $5,000,000 in any year;

(the Contracts of the type described in clauses (i) through (xii) above being referred to herein as “Company Material Contracts”).

(b) The Company has made available a complete and correct copy of each Company Material Contract, as amended as of the date of this Agreement. Except with respect to any Contract that has previously expired in accordance with its terms, been terminated, restated or replaced, (i) each Company Material Contract (and each Contract entered into after the date of this Agreement that would have been a Company Material Contract if such Contract had been in effect as of the date of this Agreement) is valid and binding on the Company and any of its Subsidiaries to the extent such Person is a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect, except where the failure to be valid, binding or in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and except as may be limited by the Bankruptcy and Equity Exception, (ii) the Company and each of its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, has performed all obligations required to be performed by it under each Company Material Contract (and each Contract entered into after the date of this Agreement that would have been a Company Material Contract if such Contract had been in effect as of the date of this Agreement), except where such nonperformance would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (iii) neither the Company nor any of its Subsidiaries has received written notice of the existence of any breach or default on the part of the Company or any of its Subsidiaries under any Company Material Contract (and each Contract entered into after the date of this Agreement that would have been a Company Material Contract if such Contract had been in effect as of the date of this Agreement), except where such default would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and (iv) to the Knowledge of the Company, there are no events or conditions which constitute, or, after notice or lapse of time or both, will constitute a default on the part of any counterparty under any Company Material Contract (and each Contract entered into after the date of this Agreement that would have been a Company Material Contract if such Contract had been in effect as of the date of this Agreement), except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.17 Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) the Company and its Subsidiaries own or hold policies of insurance, or are self-insured, in amounts providing reasonably adequate coverage against all risks customarily insured against by companies in similar lines of business as the Company and its Subsidiaries, (b) all such insurance policies are in full force and effect except for any expiration thereof in accordance with the terms thereof, no written notice of cancelation or modification has been received other than in connection with ordinary renewals, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder and (c) there are no pending claims under any such insurance policies to which the insurers have denied or disputed (in writing) coverage or have threatened in writing to deny or dispute coverage, other than reservation of rights letters issued by insurers in the Ordinary Course of Business.

Section 3.18 Opinion of Financial Advisor. The Company Board has received the opinion of Evercore Group L.L.C., dated as of the date of this Agreement, to the effect that, as of such date, and subject to the various assumptions and qualifications set forth therein, the Exchange Ratio pursuant to this Agreement is fair from a financial point of view to the holders of Company Common Stock, other than Excluded Shares. After the execution of this Agreement, the Company will furnish to Parent, solely for informational purposes, a complete and correct written copy of such opinion.

Section 3.19 Brokers and Other Advisors. Except for Evercore Group L.L.C., no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 3.20 Company Stockholder Approval. The adoption of this Agreement by the affirmative vote (in person or by proxy) of the holders of a majority of all of the outstanding shares of Company Common Stock entitled to vote thereon at the Company Stockholders Meeting (the “Company Stockholder Approval”) is the only vote or approval of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and approve the Transactions.

Section 3.21 Disclosure Documents. The information relating to the Company and its Subsidiaries that is provided by the Company, any of its Subsidiaries or any of their respective Representatives for inclusion or incorporation by reference in the Form F-4 or the Proxy Statement/Prospectus will not (a) in the case of the Form F-4, at the time the Form F-4 or any amendment or supplement thereto becomes effective and at the time of the Company Stockholders Meeting, and (b) in the case of the Proxy Statement/Prospectus, at the time the Proxy

Statement/Prospectus or any amendment or supplement thereto is first mailed to the stockholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The information relating to the Company, its Subsidiaries and their respective Representatives that is provided by the Company, any of its Subsidiaries or any of their respective Representatives for inclusion or incorporation by reference in the Parent Circulars or the Parent Prospectus or any amendments or supplements thereto will not, at the time each Parent Circular or the Parent Prospectus is first published, at the time of any amendment or supplement of any Parent Circular or the Parent Prospectus and at the time of the Parent Shareholders Meeting, contain any information which is not in accordance with the facts or which omits anything likely to affect the import of such information. Notwithstanding the foregoing provisions of this Section 3.21, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Form F-4, the Proxy Statement/Prospectus, any Parent Circular or the Parent Prospectus or any amendments or supplements thereto which were not supplied by or on behalf of the Company or any of its Subsidiaries.

Section 3.22 Anti-Corruption. Since January 1, 2016, none of the Company, any of its Subsidiaries or any of their members, directors, officers, agents or other representatives acting on their behalf has taken or failed to take any action in violation of the Foreign Corrupt Practices Act of 1977, as amended, any rules or regulations thereunder or any other applicable anti-corruption or anti-kickback Law (“Anti-Corruption Laws”), including: (a) making, offering or promising, soliciting, accepting, or authorizing any payment, contribution, gift, gratuities, entertainment, travel or hospitality expenses, employment opportunities, directly or indirectly, money or anything of value (whether or not in tangible form) to any person, for the purpose of corruptly influencing an act or decision, inducing the doing or omission of any act in violation of a lawful duty, or securing an improper advantage, or the receipt of a corrupt payment or of anything of value under such circumstances; (b) using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity; (c) establishing or maintaining any unlawful fund of corporate monies or other properties; or (d) making of any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

Section 3.23 Related Party Transactions. Except for employment-related Contracts and Company Plans or as otherwise set forth in the Filed Company SEC Documents, neither the Company nor any of its Subsidiaries is a party or is otherwise bound by a Contract, arrangement or other transaction that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of shareholders (each, a “Company Related Party Transaction”).

Section 3.24 No Other Representations or Warranties. Except for the representations and warranties made by the Company in this Article III (as qualified by the applicable items disclosed in the Company Disclosure Schedule in accordance with the introduction to this Article III), neither the Company nor any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of the Company or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Company or its Subsidiaries or any other matter furnished or provided to Parent, Merger Sub or Merger Sub II or made available to Parent, Merger Sub or Merger Sub II in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the transactions contemplated hereby. The Company and its Subsidiaries disclaim any other representations or warranties, whether made by the Company or any of its Subsidiaries or any of their respective Affiliates or Representatives. The Company acknowledges and agrees that, except for the representations and warranties made by Parent, Merger Sub and Merger Sub II in Article IV (as qualified by the applicable items disclosed in the Parent Disclosure Schedule in accordance with the introduction to Article IV), none of Parent, Merger Sub, Merger Sub II or any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Parent, Merger Sub, Merger Sub II or their respective Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Parent, Merger Sub, Merger Sub II or their respective Subsidiaries or any other matter furnished or provided to the Company or made available to the Company in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement, or the transactions contemplated hereby or thereby. The Company specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that Parent, Merger Sub and Merger Sub II and their Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT,

MERGER SUB AND MERGER SUB II

Parent, Merger Sub and Merger Sub II jointly and severally represent and warrant to the Company that, except as disclosed in the corresponding section of the disclosure schedule delivered by Parent to the Company simultaneously with the execution of this Agreement (the “Parent Disclosure Schedule”), it being understood and agreed that any information set forth in one section or subsection of the Parent Disclosure Schedule shall be deemed to apply to each other section and subsection of this Agreement to which the applicability of such information is reasonably apparent on its face, or as set forth in (or incorporated by reference in) any of the Parent Public Reports (other than any risk factor disclosure contained in the “Risk Factors” section thereof or other cautionary, predictive or forward-looking statements therein) filed on or after January 1, 2018 and prior to the date of this Agreement (the “Filed Parent Public Documents”):

Section 4.1 Organization, Standing and Corporate Power.

(a) (i) Parent is a public company with limited liability (naamloze vennootschap) duly organized, validly existing and in good standing (to the extent such jurisdiction recognizes such concept) under the Laws of the Netherlands and (ii) each of Merger Sub and Merger Sub II is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and each of Parent, Merger Sub and Merger Sub II has all requisite corporate power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except (other than with respect to Parent’s due organization and valid existence) as would not, individually or in the aggregate, reasonably be expected to (A) have a Parent Material Adverse Effect or (B) prevent or materially delay or impair the ability of Parent, Merger Sub or Merger Sub II to consummate the Transactions (this clause (B), a “Parent Impairment Effect”). Each of Parent, Merger Sub and Merger Sub II is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b) Each Subsidiary of Parent is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization (in the case of good standing, to the extent such jurisdiction recognizes such concept), except in each case as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or a Parent Impairment Effect. Each Subsidiary of Parent is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. All the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of Parent have been validly issued and are fully paid and, to the extent applicable, nonassessable, and (except for directors’ qualifying shares or the like) are owned directly or indirectly by Parent free and clear of all Liens, except for such transfer restrictions of general applicability as may be provided under the Securities Act and other applicable securities laws.

(c) Parent has made available to the Company complete and correct copies of the articles of incorporation, certificate of incorporation and by-laws or comparable documents of Parent and each Merger Sub, in each case as amended to the date of this Agreement (the “Parent Charter Documents”).

Section 4.2 Capitalization.

(a) The authorized capital stock of Parent amounts to €16,000,000 and is divided into 400,000,000 Parent Ordinary Shares. At the close of business on June 9, 2020 (the “Parent Capitalization Date”), (i) 148,717,702 Parent Ordinary Shares were issued and outstanding, (ii) no Parent Ordinary Shares were held by Parent in its treasury, (iii) 618,577 Parent Ordinary Shares were issuable upon the exercise of outstanding awards under the Parent Stock Plans (assuming achievement of any applicable performance goals at the target level), (iv) 3,595,829 Parent Ordinary Shares were issuable upon conversion of the Parent 2024 Convertible Bonds and (v) 2,463,054 Parent Ordinary Shares were issuable upon conversion of the Parent 2026 Convertible Bonds. All outstanding Parent Ordinary Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. The Parent ADSs to be issued pursuant to this Agreement and the Parent Ordinary Shares underlying such Parent ADSs shall, when issued, be validly issued, fully paid, non-assessable and, in each case, free and clear of any Liens, except for restrictions imposed by applicable securities Laws or the Deposit Agreement, and shall not have been issued in violation of any preemptive rights. The Parent ADSs to be issued pursuant to this Agreement will, when issued to the holders of Shares pursuant to this Agreement, be validly issued against the deposit of the requisite number of underlying Parent Ordinary Shares in accordance with the Deposit Agreement and shall entitle the holders thereof to the rights specified in the Deposit Agreement. Since the Parent Capitalization Date through the date hereof, neither Parent nor any of its Subsidiaries has (1) issued any Parent Securities or incurred any obligation to make any payments based on the price or value of any Parent Securities, other than issuances of Parent Ordinary Shares pursuant to the exercise of Parent Options, in each case, outstanding as of the Parent Capitalization Date under the Parent Plans or (2) established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any shares of Parent’s capital stock.

(b) Except as described in Section 4.2(a), as of the Parent Capitalization Date, there were (i) no shares of capital stock of, or other equity or voting interests in, Parent issued or outstanding, (ii) no outstanding securities of Parent convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, Parent (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from Parent, or that obligate Parent to issue, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, Parent, (iv) no obligations of Parent to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interests in, Parent (the items in clauses (i), (ii), (iii) and (iv) being referred to collectively as “Parent Securities”) and (v) no other obligations by Parent or any of its Subsidiaries to make any payments based on the price or value of any Parent Securities.

(c) There are no bonds, debentures, notes or other Indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of Parent may vote. There are no outstanding agreements of any kind which obligate Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities (other than pursuant to the cashless exercise of Parent Options or the forfeiture or withholding of Taxes with respect to Parent Options), or obligate Parent to grant, extend or enter into any such agreements relating to any Parent Securities, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Parent Securities. Neither Parent nor any of its Subsidiaries is a party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Parent Securities or any other agreement relating to the disposition, voting or dividends with respect to any Parent Securities.

Section 4.3 Authority; Noncontravention.

(a) Each of Parent, Merger Sub and Merger Sub II has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Parent Shareholder Approval, to perform their respective obligations hereunder and to consummate the Transactions. The execution and delivery of and, subject to obtaining the Parent Shareholder Approval, performance by Parent, Merger Sub and Merger Sub II under this Agreement, and the consummation by Parent, Merger Sub and Merger Sub II of the Transactions, have been duly authorized and approved by all necessary corporate action by Parent, Merger Sub and Merger Sub II (including by the Parent Boards and the board of directors of each Merger Sub) and adopted by Parent as the sole stockholder of each Merger Sub, and except for obtaining the Parent Shareholder Approval, no other corporate action on the part of Parent, Merger Sub or Merger Sub II is necessary to authorize the execution and delivery of and performance by Parent, Merger Sub and Merger Sub II under this Agreement and the consummation by them of the Transactions. This Agreement has been duly executed and delivered by Parent, Merger Sub and Merger Sub II and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent, Merger Sub and Merger Sub II, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) Neither the execution and delivery of this Agreement by Parent, Merger Sub and Merger Sub II, nor the consummation by Parent, Merger Sub or Merger Sub II of the Transactions, nor compliance by Parent, Merger Sub or Merger Sub II with any of the terms or provisions of this Agreement, will (i) assuming the Parent Shareholder Approval is obtained, conflict with or violate any provision of the Parent Charter Documents, (ii) assuming that each of the consents, authorizations and approvals referred to in Section 4.4 and the Parent Shareholder Approval are obtained (and any condition precedent to any such consent, authorization or approval has been satisfied) and each of the filings referred to in Section 4.4 are made and any applicable waiting periods referred to therein have expired, violate any Law applicable to Parent or any of its Subsidiaries or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, amendment, acceleration or cancellation of, any Contract to which Parent, Merger Sub, Merger Sub II or any of their respective Subsidiaries is a party, except, in the case of clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or a Parent Impairment Effect.

(c) The Management Board of Parent has, at a meeting duly called and held, (i) determined that it is fair to and in the best interests of Parent and its business enterprise, and declared it advisable, that Parent enter into this Agreement and consummate the Transactions, including the Mergers and the issuance of Parent ADSs and the underlying Parent Ordinary Shares contemplated hereby; (ii) adopted this Agreement and approved the execution, delivery and performance by Parent of this Agreement and the Transactions, including the Mergers and the issuance of Parent ADSs and the underlying Parent Ordinary Shares contemplated hereby, subject to obtaining the Parent Shareholder Approval; and (iii) resolved to recommend that the holders of Parent Ordinary Shares vote in favor of the Transaction Proposals, the Board Nominations and the Pre-Emptive Rights Authorization.

(d) The Supervisory Board of Parent has, at a meeting duly called and held, (i) determined that it is fair to and in the best interests of Parent and its business enterprise, and declared it advisable, that Parent enter into this Agreement and consummate the Transactions, including the Mergers and the issuance of Parent ADSs and the underlying Parent Ordinary Shares, (ii) approved the Parent Management Board Resolutions and (iii) resolved to recommend that the holders of Parent Ordinary Shares vote in favor of the Transaction Proposals, the Board Nominations and the Pre-Emptive Rights Authorization.

Section 4.4 Governmental Approvals. Except for (a) the filing with the SEC of the Form F-4, the Form F-6 and the Form 8-A, and declaration of effectiveness of each of the Form F-4, the Form F-6 and the Form 8-A by the SEC, and other filings required under, and compliance with other applicable requirements of, the Securities Act, the Exchange Act and the rules of the NYSE or the NASDAQ, as applicable, (b) the filing with, and the approval by, the UK Financial Conduct Authority (the “FCA”) of a shareholder circular (the “Parent Circular”) relating to the Parent Shareholders Meeting and any supplementary shareholder circular thereto (a “Supplementary Parent Circular”) in accordance with the listing rules made under Part VI of the UK Financial Services and Markets Act 2000 and as contained in the FCA’s publication of the same name (the “Listing Rules”), (c) in each case to the extent then applicable, compliance with the Listing Rules, the Prospectus Regulation, the Prospectus Regulation Rules, the Disclosure Guidance and Transparency Rules, the other rules and regulations of the FCA, the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht) (the “FMSA”) and the orders, decrees and regulations promulgated thereunder, the rules and regulations of the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) (the “AFM”) and other applicable securities Law, (d) in each case if then applicable, the filing with, and approval by, the AFM and/or the FCA of the Parent Prospectus and any amendment or supplement thereto, (e) making available the Parent Circulars in accordance with applicable Law, (f) other filings required under, and compliance with other applicable requirements of, the rules of the London Stock Exchange (the “LSE”) or Euronext Amsterdam, (g) compliance with the rules and regulations on regulatory approval requirements from De Nederlandsche Bank set forth in the FMSA, including obtaining a positive assessment from De Nederlandsche Bank of the integrity (betrouwbaarheid) of the Management Board Nominee, (h) submission of a voluntary notice to the Committee on Foreign Investment in the United States (“CFIUS”) and receipt of CFIUS Approval, (i) the filing of the Certificates of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (j) filings required under, and compliance with other applicable requirements of, the HSR Act, (k) approvals, notices or filings required under, and compliance with other applicable requirements of, any applicable Foreign Antitrust Laws and (l) compliance with any applicable state securities or blue sky laws, no consents or approvals of, or notices to or filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by Parent, Merger Sub and Merger Sub II and the consummation by Parent, Merger Sub and Merger Sub II of the Transactions, other than as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or Parent Impairment Effect.

Section 4.5 Parent Public Reports; Undisclosed Liabilities.

(a) Parent and its Subsidiaries have filed or published all circulars, notices, prospectuses, resolutions, reports (including annual financial reports and half yearly financial reports) and other documents prepared by Parent or any of its Subsidiaries or predecessors to which (i) the Listing Rules, the Disclosure Guidance and Transparency Rules and the other rules and regulations promulgated by the FCA apply or (ii) Book 2 of the Dutch Civil Code, the Commercial Registers Act 2007 (Handelsregisterwet 2007) and any orders, decrees and regulations promulgated thereunder, the FMSA and any orders, decrees and regulations promulgated thereunder and the other rules and regulations promulgated by the AFM apply, in each case required to be filed or published since January 1, 2018 (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Parent Public Reports”). As of their respective publication or filing dates, or if amended prior to the date of this Agreement, as of the last such amendment filed prior to the date of this Agreement, the Parent Public Reports complied in all material respects with the Listing Rules, the Disclosure Guidance and Transparency Rules, Book 2 of the Dutch Civil Code, the Commercial Registers Act 2007 (Handelsregisterwet 2007) and any orders, decrees and regulations promulgated thereunder, the FMSA and any orders, decrees and regulations promulgated thereunder and the other rules and regulations promulgated by the AFM or the FCA applicable to such Parent Public Reports, and none of the Parent Public Reports as of such respective dates (and, if amended, the date of the filing or publication of such amendment, with respect to the disclosures that are amended) contained any information which was not in accordance with the facts or which omitted anything likely to affect the import of such information. As of the date hereof, neither Parent nor any of Parent’s Subsidiaries is, or has at any time since January 1, 2018 been, subject to the reporting requirements of Section 13(a) or 15(d) promulgated under the Exchange Act.

(b) Except to the extent updated, amended, restated or corrected by a subsequent Parent Public Report filed prior to the date of this Agreement, as of their respective publication or filing dates, the consolidated financial statements of Parent included in the Parent Public Reports (i) complied as to form in all material respects with all applicable accounting requirements and applicable Laws with respect thereto, (ii) have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”) and in conformity with Part 9 of Book 2 of the Dutch Civil Code (except, in the case of unaudited interim financial statements, as permitted by applicable Laws) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and (iii) give a true and fair view of the financial position and of the profit, loss, cash flow and changes in equity of Parent and its consolidated Subsidiaries for each of the dates and for the periods shown, in accordance with IFRS and in conformity with Part 9 of Book 2 of the Dutch Civil Code (subject, in the case of unaudited interim financial statements, to normal year-end adjustments).

(c) Parent and its Subsidiaries maintain a system of internal accounting controls sufficient, in all material respects, to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and in conformity with Part 9 of Book 2 of the Dutch Civil Code and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any difference.

(d) Parent is, and since January 1, 2018 has been, in compliance in all material respects with the applicable listing rules and regulations of Euronext Amsterdam. Parent is, and since January 31, 2020 has been, in compliance in all material respects with the applicable Listing Rules, the Disclosure Guidance and Transparency Rules and the other applicable rules and regulations of the FCA.

(e) Neither Parent nor any of its Subsidiaries has any liabilities which would be required to be reflected or reserved against on a consolidated balance sheet of Parent prepared in accordance with IFRS and in conformity with Part 9 of Book 2 of the Dutch Civil Code or the notes thereto, except for liabilities (i) reflected or reserved against on the balance sheet of Parent and its consolidated Subsidiaries as of the Balance Sheet Date (including the notes thereto) included in the Filed Parent Public Documents, (ii) incurred after the Balance Sheet Date in the Ordinary Course of Business, (iii) as contemplated by this Agreement or otherwise arising in connection with the Transactions and which do not arise out of a breach by Parent or any of its Subsidiaries of any representations or warranties made or covenants under this Agreement or (iv) as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.6 Absence of Certain Changes.

(a) Since the Balance Sheet Date through the date of this Agreement, (i) except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto and to any transaction of the type contemplated by this Agreement, the business of Parent and its Subsidiaries has been conducted in all material respects in the Ordinary Course of Business, and (ii) neither Parent nor any of its Subsidiaries has taken any action that, if taken from the date of this Agreement through the First Effective Time without the prior written consent of the Company, would constitute a breach of clause (iii), (iv), (vi) or (viii) of Section 5.1(b).

(b) Since the Balance Sheet Date through the date of this Agreement, there has not been any Parent Material Adverse Effect.

Section 4.7 Legal Proceedings. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or a Parent Impairment Effect, (a) there is no, and since January 1, 2018 there has been no, pending or, to the Knowledge of Parent, threatened Action against Parent or any of its Subsidiaries and (b) there is not, and since January 1, 2018 there has not been, any outstanding injunction, order, judgment, ruling, writ or decree imposed upon Parent or any of its Subsidiaries, in each case, by or before any Governmental Authority.

Section 4.8 Compliance With Laws; Permits.

(a) Parent and its Subsidiaries are, and since January 1, 2018 have been, in compliance with all Laws applicable to Parent or any of its Subsidiaries, except for instances of non-compliance that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or a Parent Impairment Effect. Parent and each of its Subsidiaries hold, and are in compliance with, all licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities required by Law for the conduct of their respective businesses as they are now being conducted (collectively, “Parent Permits”) and all such Parent Permits are valid and in full force and effect, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b) To the Knowledge of Parent, since January 1, 2018, Parent and its Subsidiaries (i) have been in compliance in all material respects with all applicable sanctions, export control and import Laws; and (ii) have not engaged in any conduct that is sanctionable under applicable sanctions, or export control Laws.

Section 4.9 Tax Matters.

(a) Except for those matters that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect:

(i) each of Parent and its Subsidiaries has timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all Tax Returns required to be filed by it, and all such filed Tax Returns are true, correct and complete;

(ii) Parent and its Subsidiaries have paid all Taxes due and owing by any of them, including any Taxes required to be withheld from amounts owing to any employee, creditor or third party (in each case, whether or not shown on any Tax Return);

(iii) no deficiency with respect to Taxes has been proposed, asserted or assessed against Parent or any of its Subsidiaries which has not been fully paid or adequately reserved against in the balance sheets included in the Parent Public Reports;

(iv) no audit or other administrative or court proceedings are pending with any Governmental Authority with respect to Taxes of Parent or any of its Subsidiaries, and no written notice thereof has been received;

(v) neither Parent nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify in whole or in part for tax-free treatment under Section 355 of the Code or so much of Section 356 as relates to Section 355 (or any similar provisions of state, local, or non-U.S. Law);

(vi) neither Parent nor any of its Subsidiaries has extended or waived (nor granted any extension or waiver of) the limitation period for the assessment or collection of any Tax that remains in effect;

(vii) none of Parent or any of its Subsidiaries is a party to any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than any customary Tax indemnification provisions in ordinary course commercial agreements or arrangements that are not primarily related to Taxes or agreements or arrangements exclusively between or among Parent and its wholly owned Subsidiaries) or has any liability for

Taxes of any Person (other than Parent or any of its wholly owned Subsidiaries) by reason of Contract, assumption, operation of Law, Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law), or transferee or successor liability;

(viii) there are no Liens for Taxes upon any property or assets of Parent or any of its Subsidiaries, except for Permitted Liens; and

(ix) neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of U.S. Treasury Regulations Section 1.6011-4(b)(2).

(b) Neither Parent nor any of its Subsidiaries (i) has taken or agreed to take any action, or is aware of any facts or circumstances, in each case, that would reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax Treatment or (ii) is aware of any reason that either Merger Sub II or Parent could not provide, to outside counsel pursuant to Section 5.17(b), representations and warranties of the sort customarily provided by an acquiring corporation or a controlling corporation, respectively, as the basis for a legal opinion (A) that a transaction qualifies as a reorganization under Section 368(a)(1)(A) and Section 368(a)(2)(D) of the Code and (B) that such transaction will not result in gain being recognized under Section 367(a)(1) of the Code (other than for any stockholder that would be a “five-percent transferee shareholder” (within the meaning of United States Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of the controlling corporation following the transaction that does not enter into a five-year gain recognition agreement pursuant to United States Treasury Regulations Section 1.367(a)-8(c)).

Section 4.10 Employee Benefits Matters.

(a) Each Parent Plan and each related trust agreement and insurance or group annuity contract has been administered in compliance with its terms and in compliance with the applicable provisions of ERISA, the Code and all other applicable Laws, and Parent and each of its Subsidiaries is in compliance, and since January 1, 2018 has complied, with ERISA, the Code and all other Laws applicable to any compensation and benefit plans, programs, agreements and arrangements, including the Parent Plans, in each case, except where such noncompliance would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b) (i) There are no current, pending or, to the Knowledge of Parent, threatened claims (other than claims for benefits in the ordinary course), disputes, complaints or investigations by or on behalf of any participant in any of the Parent Plans, or otherwise involving any such Parent Plan or the assets of any Parent Plan and (ii) no audit or other proceeding by any Governmental Authority is pending, or to the Knowledge of Parent, threatened with respect to any Parent Plans, in each case, that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(c) Each Parent Plan that is intended to qualify for special tax treatment under applicable Law meets all requirements for such treatment and, to the Knowledge of Parent, there are no existing circumstances or events that have occurred that would reasonably be expected to affect adversely such qualification.

(d) None of Parent, any of its Subsidiaries or any of their respective ERISA Affiliates contributes to, sponsors, maintains or has any liability with respect to, or within the last six years, has contributed to, sponsored, maintained or has had any liability with respect to, any Multiemployer Plan, any plan that would be subject to Section 302 or Title IV of ERISA or Section 412 of the Code if such plan was maintained in the United States or any “multiple employer plan” (within the meaning of Section 4063 of ERISA or Section 4064 of ERISA).

(e) None of the Parent Plans provide material post-termination health or welfare benefits except as may be required by applicable Law or at the sole expense of the participant or the participant’s beneficiary.

(f) Neither the execution and delivery of this Agreement nor the consummation of the Transactions will, either alone or in combination with another event, except as expressly provided in this Agreement, (i) entitle any current or former director, employee or individual consultant or independent contractor of Parent or any of its Subsidiaries to severance pay, unemployment compensation or any other payment or benefit, (ii) accelerate the time of payment or vesting, increase the amount of compensation due or payable or level of benefits to be provided, or trigger any other material obligation under any Parent Plan, (iii) result in any breach or violation of, default under or limit Parent’s right to amend, modify or terminate any Parent Plan or (iv) result in any payment that would reasonably be expected to be considered an “excess parachute payment” within the meaning of Section 280G of the Code. Neither Parent nor any of its Subsidiaries has any indemnity, gross up or any other obligation to reimburse any individual for any Taxes imposed under Section 4999 or 409A of the Code or similar Laws.

Section 4.11 Labor Matters.

(a) Neither Parent nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement or other Contract with a labor union. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, with respect to employees and independent contractors of Parent or any of its Subsidiaries: (i) there are no, and since January 1, 2018 there have been no, labor related strikes, slowdowns, concerted work stoppages, walkouts, lockouts or other labor disputes pending or, to the Knowledge of Parent, threatened; (ii) to the Knowledge of Parent, there is no pending union organizing campaign and no labor union has made a petition or written demand for recognition or certification; and (iii) each of Parent and its Subsidiaries is, and since January 1, 2018 has been, in compliance with all applicable Laws regarding labor, employment and employment practices.

(b) Since January 1, 2018 through the date hereof, neither Parent nor any of its Subsidiaries has received, been involved in or been subject to any complaints, claims or Actions relating to sexual harassment involving any executive employee.

(c) Other than for terminations of employment in the Ordinary Course of Business or for cause, Parent has not announced, and is not currently planning or anticipating, any material layoffs, terminations, furloughs, reductions in compensation or benefits or other material cost-saving measures affecting any material group of employees or independent contractors of Parent or any of its Subsidiaries.

Section 4.12 Environmental Matters. Except for those matters that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (a) Parent and each of its Subsidiaries is, and since January 1, 2018 has been, in compliance with all applicable Environmental Laws, and neither Parent nor any of its Subsidiaries has received any written notice, demand, claim or request for information since January 1, 2018 or that otherwise remains unresolved alleging that Parent or any of its Subsidiaries is in violation of or has any liability under any Environmental Law, (b) Parent and each of its Subsidiaries holds, and is, and since January 1, 2018 has been, in compliance with, all Parent Permits required under applicable Environmental Laws for the operation of their respective businesses (“Parent Environmental Permits”), (c) there is no, and since January 1, 2018 there has been no, Action relating to or arising under any applicable Environmental Law or Parent Environmental Permit that is pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, and none of Parent or any of its Subsidiaries has assumed or retained by Contract or operation of Law any liabilities that would reasonably be expected to result in any such Action and (d) neither Parent nor any of its Subsidiaries has entered into or otherwise become subject to any order, settlement, judgment, injunction or decree involving any uncompleted, outstanding or unresolved liabilities or corrective or remedial obligations on the part of Parent or any of its Subsidiaries relating to or arising under any Environmental Laws.

Section 4.13 Intellectual Property.

(a) (i) Parent and its Subsidiaries are the sole and exclusive owners of all right, title and interest in and to the Parent Owned IP and hold all of their right, title and interest in and to all of the Parent Owned IP free and clear of all Liens other than Permitted Liens, (ii) the Parent Owned IP and Parent Licensed IP include all of the Intellectual Property reasonably necessary to, or used or held for use in the conduct of the respective businesses of Parent and its Subsidiaries as currently conducted and Parent and its Subsidiaries own or have sufficient rights to use and practice all such Intellectual Property, (iii) to the Knowledge of Parent, there exist no material restrictions on the use of any of the Parent Owned IP, (iv) since January 1, 2018, no material Parent Owned IP has been abandoned or been adjudged to be invalid or unenforceable and (v) all Parent Owned IP is subsisting, and to the Knowledge of Parent, none of the Parent Owned IP is invalid or unenforceable.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (i) the conduct of the respective businesses of Parent and its Subsidiaries is not, and since January 1, 2018 has not been, infringing, misappropriating or otherwise violating any Person’s Intellectual Property and there is no, and since January 1, 2018 there has been no, claim of such infringement, misappropriation or other violation pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, and (ii) to the Knowledge of Parent, (A) no Person is infringing, misappropriating or otherwise violating any Intellectual Property owned by Parent or any of its Subsidiaries, and (B) no claims of such infringement, misappropriation or other violation are pending or threatened against any Person by Parent or any of its Subsidiaries, and (iii) there is no claim pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries challenging the ownership, use, validity or enforceability of any Parent Owned IP.

(c) (i) To the Knowledge of Parent, there has been no action or circumstance requiring Parent or its Subsidiaries to notify a Governmental Authority or other Person of a data security breach or violation of any applicable Laws relating to the collection, use, storage, processing or disclosure of any personally-identifiable information and other data or information collected, used, stored, processed or disclosed by or on behalf of Parent or any of its Subsidiaries, nor has Parent or any of its Subsidiaries made any such notification, and (ii) Parent and its Subsidiaries have taken reasonable steps consistent with industry practices to protect the types of information referred to in this Section 4.13(c) against any material loss and unauthorized access, use, modification, disclosure or other misuse, and, to the Knowledge of Parent there has been no material unauthorized access, use, modification, disclosure or other misuse of such data or information.

(d) Parent and its Subsidiaries take and have taken reasonable steps consistent with industry practices to maintain, preserve and protect the confidentiality of and their respective proprietary interests in all material confidential Parent Owned IP and other material confidential information used by Parent or its Subsidiaries, and to the Knowledge of Parent, since January 1, 2018, there has been no material unauthorized access, use, modification, disclosure or other misuse of such data or information.

Section 4.14 Anti-Takeover Provisions. Parent has taken all action (including action of the Parent Boards) necessary to render inapplicable to this Agreement and the Transactions any “moratorium,” “control share acquisition,” “fair price,” “interested shareholder,” “affiliate transaction,” “business combination” or other antitakeover Laws, including Section 203 of the DGCL.

Section 4.15 Contracts.

(a) As of the date of this Agreement, neither Parent nor any of its Subsidiaries is a party to or bound by any Contract:

(i) that would be required to be filed by Parent as an exhibit to the Form F-4 pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K under the Securities Act, other than any Parent Plans;

(ii) constituting or relating to the formation, operation, management or control of any material partnership, joint venture, collaboration or limited liability company agreement (other than any such agreement solely between or among Parent and any of its wholly owned Subsidiaries);

(iii) relating to Indebtedness, whether incurred, assumed, guaranteed or secured by any asset, with a principal amount (including the amount of any undrawn but available commitments thereunder) in excess of $30,000,000;

(iv) with any Governmental Authority;

(v) (A) relating to the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of any Person for aggregate consideration in excess of $30,000,000 or pursuant to which Parent or any of its Subsidiaries has continuing “earn out” or other similar contingent payment obligations after the date hereof in excess of $30,000,000; or (B) that gives any Person the right to acquire any assets of Parent or its Subsidiaries (excluding ordinary course commitments to purchase goods, products and off-the- shelf Intellectual Property) after the date hereof with a total consideration of more than $30,000,000;

(vi) that is a stockholders, investors rights, registration rights, or relationship agreement or similar arrangement or agreement with any stockholder of Parent or any of its Subsidiaries;

(vii) that is a Contract not of a type (disregarding any dollar thresholds, materiality or other qualifiers, restrictions or other limitations applied to such Contract type) described in the foregoing clauses (i)through (vi) and that has or would reasonably be expected to, either pursuant to its own terms or together with the terms of any related Contracts, involve net payments or receipts in excess of $20,000,000 in any year;

(the Contracts of the type described in clauses (i) through (vii) above being referred to herein as “Parent Material Contracts”).

(b) Parent has made available a complete and correct copy of each Parent Material Contract, as amended as of the date of this Agreement. Except with respect to any Contract that has previously expired in accordance with its terms, been terminated, restated or replaced, (i) each Parent Material Contract (and each Contract entered into after the date of this Agreement that would have been a Parent Material Contract if such Contract had been in effect as of the date of this Agreement) is valid and binding on Parent and any of its Subsidiaries to the extent such Person is a party thereto, as applicable, and to the Knowledge of Parent, each other party thereto, and is in full force and effect, except where the failure to be valid, binding or in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect and except as may be limited by the Bankruptcy and Equity Exception, (ii) Parent and each of its Subsidiaries, and, to the Knowledge of Parent, any other party thereto, has performed all obligations required to be performed by it under each Parent Material Contract (and each Contract entered into after the date of this Agreement that would have been a Parent Material Contract if such Contract had been in effect as of the date of this Agreement), except where such nonperformance would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (iii) neither Parent nor any of its Subsidiaries has received written notice of the existence of any breach or default on the part of Parent or any of its Subsidiaries under any Parent Material Contract (and each Contract entered into after the date of this Agreement that would have been a Parent Material Contract if such Contract had been in effect as of the date of this Agreement), except where such default would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect and (iv) to the Knowledge of Parent, there are no events or conditions which constitute, or, after notice or lapse of time or both, will constitute a default on the part of any counterparty under any Parent Material Contract (and each Contract entered into after the date of this Agreement that would have been a Parent Material Contract if such Contract had been in effect as of the date of this Agreement), except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.16 Brokers and Other Advisors. Except for Bank of America Merrill Lynch International DAC and Goldman Sachs International, the fees of which will be paid by Parent, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee, in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

Section 4.17 Ownership and Operations of Merger Subs. Parent owns beneficially and of record all of the outstanding capital stock of each Merger Sub. Each Merger Sub was formed solely for the purpose of engaging in the Transactions, and has not conducted any business prior to the date hereof and has no, and prior to the First Effective Time (in the case of Merger Sub) or the Second Effective Time (in the case of Merger Sub II) will have no, assets, liabilities or obligations of any nature other than those incidental to its formation and pursuant to this Agreement and the Mergers and the other transactions contemplated by this Agreement.

Section 4.18 Share Ownership. None of Parent, Merger Sub or Merger Sub II has been, at any time during the three (3) years preceding the date hereof, an “interested stockholder” of the Company, as defined in Section 203 of the DGCL. As of the date of this Agreement, none of Parent, Merger Sub, Merger Sub II or their any of their respective Affiliates owns (directly or indirectly, beneficially or of record) any shares of capital stock of the Company, and none of Parent, Merger Sub, Merger Sub II or any of their respective Affiliates holds any rights to acquire any shares of capital stock of the Company except pursuant to this Agreement.

Section 4.19 Parent Shareholder Approval. (a) The adoption of resolutions approving the Transactions (being (i) approval pursuant to Section 2:107a Dutch Civil Code of the resolution of the Management Board of Parent to pursue the Transactions, (ii) delegation of the authority to issue Parent Ordinary Shares to the Management Board of Parent, subject to the approval of the Supervisory Board of Parent, up to a maximum number sufficient to pay the Merger Consideration, and (iii) approving the Transactions on the terms of this Agreement in accordance with the Listing Rules) (collectively, the “Transaction Proposals”) by a majority of the votes validly cast by holders of Parent Ordinary Shares at a general meeting of shareholders of Parent (the “Transaction Approvals”), (b) binding nominations for the appointment of the Management Board Nominee to the Management Board of Parent and the Supervisory Board Nominees to the Supervisory Board of Parent having been made by the Supervisory Board of Parent and such binding nominations (the “Board Nominations”) not having been overruled by more than half of the votes validly cast by holders of Parent Ordinary Shares, such number of votes representing more than one-third of Parent’s issued share capital, at a general meeting of shareholders of Parent (the “Board Nominee Approval” and, together with the Transaction Approvals, the “Parent Shareholder Approval”) and (c) the adoption of a resolution approving the delegation of the authority to exclude or limit pre-emptive rights in relation to the issuance referred to in clause (a)(ii) above to the Management Board of Parent, subject to the approval of the Supervisory Board of Parent (the “Pre-Emptive Rights Authorization”), by a majority of the votes validly cast (or, if less than half of Parent’s issued capital is represented at the meeting, a two-thirds majority of the votes validly cast) at a general meeting of shareholders of Parent are the only votes or approvals of the holders of any class or series of capital stock of Parent necessary in connection with the Transactions.

Section 4.20 Disclosure Documents. The information relating to Parent, Merger Sub, Merger Sub II and their respective Subsidiaries that is provided by Parent, Merger Sub, Merger Sub II, any of their respective Subsidiaries or any of their respective Representatives for inclusion or incorporation by reference in the Form F-4 or the Proxy Statement/Prospectus will not (a) in the case of the Form F-4, at the time the Form F-4 or any amendment or supplement thereto becomes effective and at the time of the Company Stockholders Meeting, and (b) in the case of the Proxy Statement/Prospectus, at the time the Proxy Statement/Prospectus or any amendment or supplement thereto is first mailed to the stockholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Form F-4 will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder. Each other document required to be filed by Parent with the SEC, the FCA or the AFM or required to be distributed or otherwise made available to Parent’s shareholders in connection with the Transactions, including the Form F-6, the Form 8-A, the Parent Circulars and the Parent Prospectus, and any amendments or supplements thereto, when filed, distributed or otherwise made available, as applicable, will comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder and the applicable requirements of the Listing Rules, the Prospectus Regulation, the Prospectus Regulation Rules, other applicable securities Law and Book 2 of the Dutch Civil Code. Notwithstanding the foregoing provisions of this Section 4.20, no representation or warranty is made by Parent, Merger Sub or Merger Sub II with respect to information or statements made or incorporated by reference in the Form F-4, the Proxy Statement/Prospectus, any Parent Circular or the Parent Prospectus or any amendments or supplements thereto which were not supplied by or on behalf of Parent, Merger Sub or Merger Sub II.

Section 4.21 Anti-Corruption. Since January 1, 2016, none of Parent, any of its Subsidiaries or any of their respective members, directors, officers, agents or other representatives acting on their behalf has taken or failed to take any action in violation of any applicable Anti-Corruption Laws, including: (a) making, offering or promising, soliciting, accepting, or authorizing any payment, contribution, gift, gratuities, entertainment, travel or hospitality expenses, employment opportunities, directly or indirectly, money or anything of value (whether or not in tangible form) to any person, for the purpose of corruptly influencing an act or decision, inducing the doing or omission of any act in violation of a lawful duty, or securing an improper advantage, or the receipt of a corrupt payment or of anything of value under such circumstances; (b) using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity; (c) establishing or maintaining any unlawful fund of corporate monies or other properties; or (d) making of any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

Section 4.22 Related Party Transactions. Except for employment-related Contracts and Parent Plans, neither Parent nor any of its Subsidiaries is a party or is otherwise bound by a Contract, arrangement or other transaction with any (i) present executive officer or director of Parent or any of its Subsidiaries or any person that has served as such an executive officer or director within the last five years or any of such Persons’ immediate family members or, to the Knowledge of Parent, any Affiliate of any such Person (other than Parent or any of its Subsidiaries) or (ii) Person that, to the Knowledge of Parent, is the record or beneficial owner of more than 5% of the issued and outstanding Parent Ordinary Shares as of the date of this Agreement.

Section 4.23 No Other Representations or Warranties. Except for the representations and warranties made by Parent in this Article IV (as qualified by the applicable items disclosed in the Parent Disclosure Schedule in accordance with the introduction to this Article IV), neither Parent nor any other Person (including any Merger Sub) makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Parent or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Parent or its Subsidiaries or any other matter furnished or provided to the Company or made available to the Company in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the transactions contemplated hereby. Parent and its Subsidiaries (including each Merger Sub) disclaim any other representations or warranties, whether made by Parent or any of its Subsidiaries (including any Merger Sub) or any of their respective Affiliates or Representatives. Each of Parent, Merger Sub and Merger Sub II acknowledges and agrees that, except for the representations and warranties made by the Company in Article III (as qualified by the applicable items disclosed in the Company Disclosure Schedule in accordance with the introduction to Article III), neither the Company nor any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of the Company or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Company or its Subsidiaries or any other matter furnished or provided to Parent or made available to Parent in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement, or the transactions contemplated hereby or thereby. Each of Parent, Merger Sub and Merger Sub II specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that the Company and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

ARTICLE V

COVENANTS

Section 5.1 Conduct of Business.

(a) Except (i) as expressly contemplated or expressly permitted by this Agreement, (ii) as required by applicable Law (including COVID-19 Measures) or (iii) as set forth in Section 5.1(a) of the Company Disclosure Schedule, during the period from the date of this Agreement until the First Effective Time, unless Parent otherwise consents in advance in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall use reasonable best efforts to conduct its business in all material respects in the Ordinary Course of Business and, to the extent not inconsistent with the foregoing, use reasonable best efforts to preserve substantially intact its present lines of business and preserve existing relationships with key customers, key suppliers, key employees and other Persons with whom the Company or its Subsidiaries have significant business relationships; provided, however, that no action or failure to take action with respect to matters specifically addressed by any of the provisions of the next sentence shall constitute a breach under this sentence unless such action or failure to take action would constitute a breach of such provision of the next sentence. In addition, without limiting the generality of the foregoing and subject to applicable Law, during the period from the date of this Agreement until the First Effective Time, except (i) as expressly contemplated or expressly permitted by this Agreement, (ii) as required by applicable Law or (iii) as set forth in Section 5.1(a) of the Company Disclosure Schedule, during the period from the date of this Agreement until the First Effective Time, unless Parent otherwise consents in advance in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall not and shall not permit its Subsidiaries to:

(i) issue, deliver, sell, grant, pledge, dispose of or encumber any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to acquire or subscribe for any shares of its capital stock, or any rights, warrants or options to purchase any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, evidencing the right to acquire or subscribe for or having a value determined by reference to, any shares of its capital stock, except for (A) the issuance of shares of Company Common Stock required to be issued pursuant to the exercise of Options or the vesting and settlement of Company RSUs, in each case, outstanding on the date hereof or granted after the date hereof not in violation of this Agreement and in accordance with their terms and the terms of the Company Stock Plans as in effect on the date hereof (or amended after the date hereof not in violation of this Agreement), and (B) transactions among the Company and its wholly owned Subsidiaries not involving any Company Securities;

(ii) redeem, purchase or otherwise acquire any shares of its capital stock or other equity or voting interests, or any rights, warrants or options to acquire any shares of its capital stock or other equity or voting interests, except for (A) acquisitions by the Company of shares of Company Common Stock in connection with withholding to satisfy Tax obligations with respect to Options or Company RSUs, (B) acquisitions by the Company of Options or Company RSUs in connection with the forfeiture of such equity awards or (C) acquisitions by the Company of shares of Company Common Stock in connection with the net exercise of Options;

(iii) (A) establish a record date for, declare, authorize, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity or voting interests, other than dividends paid by any Subsidiary of the Company to the Company or any wholly owned Subsidiary of the

Company that do not result in the payment of a material amount of Tax or directly result in the loss of a material Tax asset (excluding an adjustment to the tax basis in the equity of such Subsidiary or similar Tax asset), (B) adjust, split, combine, subdivide or reclassify any shares of its capital stock or other equity or voting interests or (C) enter into any agreement with respect to the voting of its equity interests;

(iv) (A) incur any Indebtedness except for (1) Indebtedness not to exceed $10,000,000 in the aggregate outstanding at any time, (2) Indebtedness other than for borrowed money incurred in the Ordinary Course of Business, (3) Indebtedness under the Company’s revolving credit facility not to exceed the maximum amount of the commitments available thereunder as of the date of this Agreement, (4) Indebtedness incurred to replace, renew, extend, refinance or refund any existing Indebtedness; provided that (x) the aggregate principal amount of such Indebtedness does not exceed the aggregate principal amount of such existing Indebtedness (plus the amount of any accrued or unpaid interest or fees related thereto), (y) such Indebtedness is on prevailing market terms or terms substantially consistent with, or more beneficial to the Company and its Subsidiaries than, such existing Indebtedness and (z) the execution, delivery and performance of this Agreement and the Transactions would not conflict with, or result in any violation of or default under, or give rise to a right of termination, cancellation or acceleration of such Indebtedness (except to the extent provided in such existing Indebtedness) or (5) Indebtedness among the Company and any of its wholly owned Subsidiaries or among any of such Subsidiaries or (B) enter into or make any loans, capital contributions or advances to or investments in any Person (other than the Company or any wholly owned Subsidiary of the Company) except in the Ordinary Course of Business;

(v) sell, assign, pledge, lease (as lessor), license, mortgage, or otherwise subject to any Lien (other than a Permitted Lien) or otherwise dispose (including by permitting to lapse or failing to maintain or pursue) of any of its properties or assets (including Intellectual Property) that are material to the Company and its Subsidiaries taken as a whole, except (A) sales of products or services and licenses of Intellectual Property in the Ordinary Course of Business, (B) dispositions of inventory, equipment or other assets that are not material to the business of the Company or any of its Subsidiaries or are no longer used or useful in the conduct of the business of the Company or any of its Subsidiaries or (C) transfers, sales, licenses or other transactions among the Company and its wholly owned Subsidiaries that do not result in the payment of a material amount of Tax or directly result in the loss of a material Tax asset (excluding an adjustment to the tax basis in the equity of such Subsidiary or similar Tax asset);

(vi) make or authorize capital expenditures except in the Ordinary Course of Business;

(vii) (A) make any acquisition (including by merger, consolidation or other business combination) of the capital stock or assets or division of any other Person for consideration in excess of $10,000,000 in any individual transaction (or group of related transactions) or $30,000,000 in all such acquisitions or (B) enter into or acquire any interest in any joint venture or similar agreement;

(viii) (A) increase the compensation or benefits of, or grant any awards under any bonus incentive, performance or other compensation arrangements to, any current or former director, officer, employee or individual service provider of the Company or its Subsidiaries, (B) terminate or hire any director, officer, employee or individual service provider of the Company or its Subsidiaries, other than terminations for “cause” (as reasonably determined by the Company in accordance with past practices), (C) establish, adopt, terminate or amend any material Company Plan, (D) establish, adopt, terminate or amend any collective bargaining agreement or other Contract with a labor union, (E) take any action to accelerate the vesting or payment of compensation or benefits under any Company Plan or (F) grant any severance, retention, change in control or termination compensation or benefits or any increase thereof, other than (x) in the case of each of clauses (A) and (B), actions taken in the Ordinary Course of Business with respect to individuals whose annualized base compensation is less than $150,000, or (y) in each case, as required pursuant to the terms of any Company Plan as in effect on the date of this Agreement or to be implemented as described in Section 5.1(a)(viii) of the Company Disclosure Schedule;

(ix) make or change any material Tax election, file any material amended Tax Return, settle or compromise any audit or proceeding relating to Taxes that involves a material amount of Taxes, or enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to any material Tax;

(x) make any material change to its methods, principles or practices of accounting, except (A) as required by (1) any change in GAAP (or any interpretation thereof), Regulation S-X of the Exchange Act, (2) a Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization) or (3) applicable Law or (B) in connection with the preparation of any Parent Circular or the Parent Prospectus or any amendments or supplements thereto,

(xi) amend the Company Charter Documents or organizational documents of any Subsidiary of the Company;

(xii) adopt a plan or agreement of complete or partial liquidation, dissolution, reorganization or reincorporation in another jurisdiction;

(xiii) except for entries, modifications, amendments, waivers, terminations or non-renewals in the Ordinary Course of Business, enter into, modify, amend, waive, fail to enforce (in each case, in any material respect), assign or terminate any Company Material Contract or any Contract that would have been a Company Material Contract if such Contract had been in effect as of the date of this Agreement;

(xiv) enter into, modify or amend any Company Related Party Transaction;

(xv) except as permitted by Section 5.10 with respect to Transaction Litigation, waive, release, assign, settle or compromise any claim or Action, other than waivers, releases, assignments, settlements or compromises that do not create obligations of the Company or any of its Subsidiaries other than the payment of monetary damages (A) equal to or lesser than the amounts reserved with respect thereto on the Company’s consolidated balance sheet as of March 31, 2020 as included in the Filed Company SEC Documents or (B) not in excess of $25,000,000 in the aggregate; or

(xvi) agree in writing to take any of the foregoing actions or fail to take any action that would result in the foregoing.

(b) Except (i) as expressly contemplated or expressly permitted by this Agreement, (ii) as required by applicable Law (including COVID-19 Measures) or (iii) as set forth in Section 5.1(b) of the Parent Disclosure Schedule, during the period from the date of this Agreement until the First Effective Time, unless the Company otherwise consents in advance in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Parent shall use reasonable best efforts to conduct its business in all material respects in the Ordinary Course of Business and, to the extent not inconsistent with the foregoing, use reasonable best efforts to preserve substantially intact its present lines of business and preserve existing relationships with key customers, key suppliers, key employees and other Persons with whom Parent or its Subsidiaries have significant business relationships; provided, however, that no action or failure to take action with respect to matters specifically addressed by any of the provisions of the next sentence shall constitute a breach under this sentence unless such action or failure to take action would constitute a breach of such provision of the next sentence. In addition, without limiting the generality of the foregoing and subject to applicable Law, during the period from the date of this Agreement until the First Effective Time, except (i) as expressly contemplated or expressly permitted by this Agreement, (ii) as required by applicable Law or (iii) as set forth in Section 5.1(b) of the Parent Disclosure Schedule, during the period from the date of this Agreement until the First Effective Time, unless the Company otherwise consents in advance in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Parent shall not and shall not permit its Subsidiaries to:

(i) issue, deliver, sell, grant, pledge, dispose of or encumber any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to acquire or subscribe for any shares of its capital stock, or any rights, warrants or options to purchase any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, evidencing the right to acquire or subscribe for or having a value determined by reference to, any shares of its capital stock, except for (A) the issuance of Parent Ordinary Shares required to be issued pursuant to the exercise of Parent Options or the vesting and settlement of other equity-based awards of Parent, in each case outstanding on the date hereof or granted after the date hereof not in violation of this Agreement, (B) the issuance of Parent Options and other equity-based awards of Parent in the Ordinary Course of Business, (C) transactions among Parent and its wholly owned Subsidiaries not involving any Parent Securities and (D) the issuance of Parent Ordinary Shares upon conversion of any Parent 2024 Convertible Bonds or Parent 2026 Convertible Bonds in accordance with the terms thereof as in effect as of the date hereof;

(ii) redeem, purchase or otherwise acquire any shares of its capital stock or other equity or voting interests, or any rights, warrants or options to acquire any shares of its capital stock or other equity or voting interests, except for (A) acquisitions by Parent of Parent Ordinary Shares in connection with withholding to satisfy Tax obligations with respect to Parent Options, (B) acquisitions by Parent of equity awards (including Parent Options) in connection with the forfeiture of such equity awards or (C) acquisitions by Parent of Parent Ordinary Shares in connection with the net exercise of Parent Options;

(iii) (A) establish a record date for, declare, authorize, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity or voting interests, other than dividends paid by any Subsidiary of Parent to Parent or any wholly owned Subsidiary of Parent that do not result in the payment of a material amount of Tax or directly result in the loss of a material Tax asset (excluding an adjustment to the tax basis in the equity of such Subsidiary or similar Tax asset), (B) adjust, split, combine, subdivide or reclassify any shares of its capital stock or other equity or voting interests or (C) enter into any agreement with respect to the voting of its equity interests;

(iv) incur any Indebtedness except for (A) Indebtedness other than for borrowed money incurred in the Ordinary Course of Business, (B) Indebtedness under Parent’s revolving credit facility not to exceed the maximum amount of the commitments available thereunder as of the date of this Agreement (including the amount of any uncommitted “accordion” feature), (C) Indebtedness incurred to replace, renew, extend, refinance or refund any existing Indebtedness of Parent or any of its Subsidiaries or the Company or any of its Subsidiaries, provided that (1) the aggregate principal amount of such Indebtedness does not exceed the aggregate principal amount of such existing Indebtedness (plus the amount of any accrued or unpaid interest or fees related thereto), (2) such Indebtedness is on prevailing market terms or terms substantially consistent with, or more beneficial to Parent and its Subsidiaries than, such existing Indebtedness and (3) the execution, delivery and performance of this Agreement and the Transactions would not conflict with, or result in any violation of or default under, or give rise to a right of termination, cancellation or acceleration of such Indebtedness (except to the extent provided in such existing Indebtedness), (D) Indebtedness incurred to fund any amounts payable in connection with, or as a result of, the Transactions, (E) Indebtedness among Parent and any of its wholly owned Subsidiaries or among any of such Subsidiaries or (F) other Indebtedness not to exceed $300,000,000 in the aggregate outstanding at any time;

(v) make any acquisition (including by merger, consolidation or other business combination) of the capital stock or assets or division of any other Person, except as set forth on Section 5.1(b)(v) of the Parent Disclosure Schedule;

(vi) make any material change to its methods, principles or practices of accounting, except as required by any change in IFRS (or any interpretation thereof), as required in connection with the registration under the Securities Act of the Parent Ordinary Shares to be issued pursuant to this Agreement, as required by a Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization) or as required by applicable Law;

(vii) amend the Parent Charter Documents or, except as would not reasonably be expected to have a Parent Impairment Effect, organizational documents of any Subsidiary of Parent;

(viii) adopt a plan or agreement of complete or partial liquidation, dissolution, reorganization or reincorporation in another jurisdiction, other than transactions involving Parent’s Subsidiaries other than Merger Sub or Merger Sub II if such transactions would not reasonably be expected to have a Parent Impairment Effect; or

(ix) agree in writing to take any of the foregoing actions or fail to take any action that would result in the foregoing.

(c) Nothing contained in this Agreement is intended to give Parent, Merger Sub or Merger Sub II, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the First Effective Time and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the First Effective Time. Prior to the First Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.2 Preparation of the Proxy Statement/Prospectus, Parent Prospectus and Parent Circulars; Shareholders Meetings.

(a) As promptly as reasonably practicable following the date of this Agreement, Parent and the Company shall prepare and cause to be filed with the SEC the Proxy Statement/Prospectus, and Parent shall prepare and file with the SEC the Form F-4, in which the Proxy Statement/Prospectus will be included as Parent’s prospectus. Each of Parent and the Company shall (i) make available to each other all information (including financial statements), (ii) cause its auditors and other relevant professional advisors to cooperate in providing financial and other information (including consents) and (iii) provide such other assistance, in the case of each of clauses (i), (ii) and (iii), as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement/Prospectus and the Form F-4. From the date of this Agreement until the First Effective Time, the Company shall use its reasonable best efforts to cause the Company’s auditors, at the reasonable request of Parent, to perform a review of the consolidated interim financial statements of the Company for any quarterly period beginning after December 31, 2019. Each of Parent and the Company shall use its reasonable best efforts to respond to any comments of the SEC with respect to the Form F-4 and to have the Form F-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Form F-4 effective as long as necessary to consummate the Mergers and the other transactions contemplated hereby. The Company will cause the Proxy Statement/Prospectus to be mailed to the Company’s stockholders as promptly as reasonably practicable after the Form F-4 is declared effective under the Securities Act. No filing of, or amendment or supplement to, or correspondence with the SEC or its staff with respect to, the Form F-4 or the Proxy Statement/Prospectus will be made by Parent or the Company, as applicable, without providing the other party a reasonable opportunity to review and comment thereon and considering in good faith all comments reasonably proposed by such other party and without the consent of the other party (such consent not to be unreasonably withheld, delayed or conditioned); provided, however, that the foregoing shall not apply to any filings with the SEC (x) deemed to supplement the Form F-4 or any document which forms a part thereof through its incorporation by reference therein or (y) with respect to a Parent Takeover Proposal, a Company Takeover Proposal, a Company Superior Proposal, a Parent Superior Proposal, a Company Adverse Recommendation Change, a Parent Adverse Recommendation Change or any matters relating thereto. Parent or the Company, as applicable, will advise the other party promptly after it receives oral or written notice of the time when the Form F-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent ADSs or Parent Ordinary Shares issuable in connection with the Transactions for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Proxy Statement/Prospectus or the Form F-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission. If, at any time prior to the First Effective Time, any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to any of the Form F-4 or the Proxy Statement/Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company.

(b) The Company shall, as promptly as reasonably practicable after the Form F-4 has been declared effective, duly give notice of, convene and hold a meeting of its stockholders to consider and vote upon adoption of this Agreement and such other matters as may be then legally required (including any postponement, recess or adjournment thereof, the “Company Stockholders Meeting”); provided, however, that the Company may postpone, recess or adjourn the Company Stockholders Meeting (i) with the prior written consent of Parent (not to be unreasonably withheld, delayed or conditioned), (ii) to ensure that any required supplement or amendment to the Proxy Statement/Prospectus is provided to the stockholders of the Company within a reasonable amount of time in advance of the Company Stockholders Meeting, (iii) if there are not sufficient affirmative votes in person or by proxy at such meeting to constitute a quorum or to obtain the Company Stockholder Approval, to allow additional time for solicitation of proxies for purposes of obtaining a quorum or the Company Stockholder Approval, as applicable, (iv) as may be required by applicable Law or (v) if the Company Board (or a duly authorized committee thereof), after consultation with outside counsel, reasonably believes in good faith that failure to postpone, recess or adjourn the Company Stockholders Meeting would be inconsistent with the Company directors’ fiduciary duties under applicable Law; provided that, except as required by applicable Law, the Company Stockholders Meeting shall not be postponed, recessed or adjourned to a date that is more than 43 days after the date on which the Company Stockholders Meeting was originally scheduled or less than five Business Days prior to the End Date, in each case without the prior written consent of Parent.

(c) The Company shall use its reasonable best efforts to obtain from its stockholders the Company Stockholder Approval, including by actively soliciting proxies. Unless the Company Board (or any duly authorized committee thereof) has made a Company Adverse Recommendation Change in accordance with Section 5.3, (A) the Company Board shall recommend to its stockholders that the Company Stockholder Approval be given and (B) the Company shall include the Company Board Recommendation in the Proxy Statement/Prospectus.

(d) Parent shall prior to the First Effective Time (x) prepare and file with the SEC a registration statement on Form 8-A relating to the registration under the Exchange Act of the Parent ADSs to be issued in the Transactions and the underlying Parent Ordinary Shares (the “Form 8-A”) and (y) cause the Depositary Bank to prepare and file with the SEC, no later than the date prescribed by the rules and regulations under the Securities Act, a registration statement on Form F-6 relating to the registration under the Securities Act of the issuance of the Parent ADSs (the “Form F-6”). Parent shall use its reasonable best efforts to have the Form 8-A declared effective under the Exchange Act and the Form F-6 declared effective under the Securities Act, in each case, as promptly as practicable after such filing and to keep the Form 8-A and the Form F-6 effective as long as necessary to consummate the Transactions. As promptly as reasonably practicable following the date of this Agreement, Parent shall prepare and file, or cause to be filed, (i) with the FCA for its approval a draft copy of the Parent Circular, (ii) with, in each case if then applicable, (A) the AFM for its approval (and, following its approval, notification of its approval in accordance with the Prospectus Regulation to the FCA, to the extent then permitted by applicable Law) and (B) the FCA for its approval, a draft of a listing prospectus (the “Parent Prospectus”) under (x) in the case of the AFM, the European Union Prospectus Regulation and any rules and regulations relating thereto (the “Prospectus Regulation”) and applicable Dutch securities Laws with respect to the Parent Ordinary Shares underlying the Parent ADSs to be issued pursuant to this Agreement and (y) in the case of the FCA, the Prospectus Regulation Rules and any applicable UK securities Laws with respect to the

Parent Ordinary Shares underlying the Parent ADSs to be issued pursuant to this Agreement, (iii) if then applicable, an application to the AFM to notify its approval of the Parent Prospectus to the FCA in accordance with the Prospectus Regulation and applicable Law, (iv) an application with either the NYSE or the NASDAQ for the listing of Parent ADSs on such exchange and (v) in each case to the extent applicable, (A) an application with Euronext Amsterdam for the listing and admission to trading of the Parent Ordinary Shares underlying the Parent ADSs to be issued pursuant to this Agreement, (B) an application with the FCA for admission of the Parent Ordinary Shares underlying the Parent ADSs to be issued pursuant to this Agreement to listing on the Official List with a premium listing and (C) an application with the LSE for admission of the Parent Ordinary Shares underlying the Parent ADSs to be issued pursuant to this Agreement to trading on the Premium Segment of the LSE’s Main Market for listed securities. The Company shall use its reasonable best efforts to (x) make available to Parent all information (including financial statements and reports or consents of third parties), (y) cause its auditors and other relevant professional advisors to cooperate in providing financial and other information (including consents) and (z) provide such other assistance, in the case of each of clauses (x), (y) and (z), as may be reasonably requested in connection with the preparation, filing and distribution of the Parent Circulars and the Parent Prospectus and any amendments or supplements thereto. Parent shall use its reasonable best efforts to obtain formal approval of the Parent Circular from the FCA and approval of the Parent Prospectus from the AFM and the FCA (in each case, to the extent then applicable) and, to the extent notification of approval is then permitted, notification of approval of the Parent Prospectus to the FCA as promptly as reasonably practicable, including using its reasonable best efforts to respond to any comments of the FCA or the AFM with respect to the Parent Circular or the Parent Prospectus, as applicable, and to maintain the current status of the Parent Prospectus as long as necessary to consummate the Mergers and the other Transactions. No filing or publication of, or substantive correspondence with the FCA, the AFM or their respective staffs with respect to, the Parent Circulars or the Parent Prospectus will be made by Parent without providing the Company a reasonable opportunity to review and comment thereon and considering in good faith all comments reasonably proposed by the Company. Parent shall, in any event, ensure that all information contained in the Parent Circulars (including any Supplementary Parent Circulars) or the Parent Prospectus which relates solely to the Company or its Affiliates or their respective officers and directors is consistent with the information provided to Parent by the Company or its Representatives. Parent will advise the Company promptly after it receives oral or written notice of the time when the Parent Circular or the Parent Prospectus has been approved or any supplement or amendment has been filed or published, or any oral or written request by the FCA or the AFM for amendment of the Parent Circulars or the Parent Prospectus or comments thereon and written responses thereto or requests by the FCA or the AFM for additional information, and will promptly provide the other with copies of any communication from the FCA or the AFM. If, at any time prior to obtaining the Parent Shareholder Approval (in the case of the Parent Circulars) or the First Effective Time (in the case of the Parent Prospectus), any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company which would reasonably be expected to require disclosure in an amendment or supplement to any of the Parent Circulars or the Parent Prospectus so that the relevant Parent Circular and/or the Parent Prospectus (as applicable) shall contain every significant new factor and shall not contain any material mistake or material inaccuracy relating to the information therein which may affect the assessment of the Parent Ordinary Shares or so that the Parent Circular may be updated for any material change or material new matter which Parent would have been required to disclose, in the Parent Circular, the party which discovers such information shall promptly notify the other parties hereto and Parent shall procure that an appropriate amendment or supplement describing such information is promptly filed or published in accordance with the requirements of applicable Law and, to the extent required by Law, disseminated to the shareholders of Parent.

(e) Parent shall, as promptly as reasonably practicable after the Parent Circular has been approved by the FCA, duly give notice of, convene and hold an extraordinary general meeting of its shareholders to consider and vote upon the Transaction Proposals, the Board Nominations and the Pre-Emptive Rights Authorization (such meeting, including any reconvention thereof, the “Parent Shareholders Meeting”), including publishing the Parent Circular and making available at Parent’s registered office in Amsterdam, the Netherlands, the Parent Circular, in each case in accordance with applicable Law; provided, however, that Parent may cancel and reconvene the Parent Shareholders Meeting (i) with the prior written consent of the Company (not to be unreasonably withheld, delayed or conditioned), (ii) to ensure that any required supplement or amendment to the Parent Circulars is provided to the shareholders of Parent within a reasonable amount of time in advance of the Parent Shareholders Meeting, (iii) if there are not sufficient affirmative votes present or represented at such meeting or to obtain the Parent Shareholder Approval, to allow additional time for solicitation of additional votes for purposes of obtaining the Parent Shareholder Approval, (iv) as may be required by applicable Law or (v) if the Parent Boards (or a duly authorized committee thereof), after consultation with outside counsel, reasonably believes in good faith that failure to cancel and reconvene the Parent Shareholders Meeting would be inconsistent with the Parent directors’ fiduciary duties under applicable Law; provided that, except as required by applicable Law, the Parent Shareholders Meeting shall not be cancelled and reconvened to a date that is more than 43 days after the date on which the Parent Shareholders Meeting was originally scheduled or less than five Business Days prior to the End Date, in each case without the prior written consent of the Company.

(f) Parent shall use its reasonable best efforts to obtain from the holders of Parent Ordinary Shares the Parent Shareholder Approval and the Pre-Emptive Rights Authorization, including by actively engaging with and seeking the support of the holders of Parent Ordinary Shares. Unless the Parent Boards (or any duly authorized committee thereof) have made a Parent Adverse Recommendation Change in accordance with Section 5.4, (A) the Parent Boards shall recommend to the holders of Parent Ordinary Shares that the Parent Shareholder Approval and the Pre-Emptive Rights Authorization be given (the “Parent Board Recommendation”) and (B) Parent shall include the Parent Board Recommendation in the Parent Circulars.

Section 5.3 No Solicitation by the Company; Company Change in Recommendation.

(a) Except as provided in Section 5.3(b) or Section 5.3(d), from the date of this Agreement until the earlier of the First Effective Time and the termination of this Agreement in accordance with Section 7.1, (i) the Company shall cease, and shall cause its Subsidiaries and its and their respective officers and directors and shall use its reasonable best efforts to cause the other Company Representatives to cease, all existing discussions, negotiations and communications with any Persons or entities with respect to any Company Takeover Proposal (other than the transactions contemplated hereby); (ii) the Company shall not, and shall not authorize or permit any of its Subsidiaries or any Company Representatives to, directly or indirectly through another Person, (A) initiate, seek, solicit or knowingly encourage (including by way of furnishing any non- public information regarding the Company or any of its Subsidiaries), or knowingly induce or knowingly facilitate or take any other action which would reasonably be expected to lead to the making, submission or announcement of any Company Takeover Proposal, (B) engage or participate in negotiations or discussions with, or provide any non-public information or non-public data to, any Person (other than Parent or any Parent Representatives) relating to any Company Takeover Proposal or grant any waiver or release under any standstill or other agreement (except that if the Company Board (or any duly authorized committee thereof) determines in good faith (after consultation with its outside counsel) that the failure to grant any waiver or release would be inconsistent with the Company directors’ fiduciary duties under applicable law, the Company may waive any such standstill provision in order to permit a third party to make a Company Takeover Proposal) or (C) resolve to do any of the foregoing; (iii) the Company shall not provide and shall, within twenty-four (24) hours of the date hereof, terminate access of any third party to any data room (virtual or actual) containing any of the Company’s confidential information; and (iv) within five (5) Business Days after the date hereof, the Company shall request the return or destruction of all confidential, non-public information provided to third parties that have entered into confidentiality agreements relating to a possible Company Takeover Proposal with the Company or any of its Subsidiaries. Notwithstanding the foregoing, nothing contained in this Section 5.3 or in Section 5.6 or any other provision of this Agreement shall prohibit the Company or the Company Board (or any duly authorized committee thereof) from taking and disclosing to the Company’s stockholders its position with respect to any tender or exchange offer by a third party in compliance with Rules 14d-9 and 14e-2 promulgated under the Exchange Act; provided that any disclosure made in accordance with this sentence that constitutes a Company Adverse Recommendation Change shall result in all of the consequences of a Company Adverse Recommendation Change set forth in this Agreement. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this

Section 5.3(a) by any Subsidiaries of the Company or any Company Representatives shall constitute a violation of this Section 5.3(a) by the Company.

(b) Notwithstanding the foregoing, at any time prior to obtaining the Company Stockholder Approval, if the Company receives a written Company Takeover Proposal from a third party and the receipt of such Company Takeover Proposal was not initiated, sought, solicited, knowingly encouraged or knowingly induced or knowingly facilitated in material violation of Section 5.3(a), then the Company may (i) contact the Person who has made such Company Takeover Proposal and its Representatives in order to clarify the terms of such Company Takeover Proposal so that the Company Board (or any duly authorized committee thereof) may inform itself about such Company Takeover Proposal, (ii) furnish information concerning its business, properties or assets to the Person who has made such Company Takeover Proposal and its Representatives pursuant to an Acceptable Confidentiality Agreement (provided that all such information has previously been furnished to Parent or is furnished to Parent prior to or substantially concurrently with the time it is furnished to such Person) and (iii) negotiate and participate in discussions and negotiations with the Person who has made such Company Takeover Proposal and its Representatives concerning such Company Takeover Proposal, if, in the case of each of clauses (ii) and (iii), the Company Board (or any duly authorized committee thereof) determines in good faith (after consultation with its outside counsel and financial advisor) that such Company Takeover Proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal. The Company (A) shall promptly (and in any case within one (1) Business Day) provide Parent notice (1) of the receipt of any Company Takeover Proposal, which notice shall include a copy of such Company Takeover Proposal, and (2) of any inquiries, proposals or offers received by, any requests for non-public information from, or any discussions or negotiations sought to be initiated or continued with, the Company or any Company Representatives concerning a Company Takeover Proposal or that would reasonably be expected to lead to a Company Takeover Proposal, and disclose the identity of the other party (or parties) and the material terms of such inquiry, offer, proposal or request and, in the case of written materials, provide copies of any such substantive materials, (B) shall promptly (and in any case within one (1) Business Day) make available to Parent copies of all substantive written materials provided by the Company to such party but not previously made available to Parent and (C) shall keep Parent informed on a reasonably prompt basis (and, in any case, within one (1) Business Day of any significant development) of the status and material details (including amendments and proposed amendments) of any such Company Takeover Proposal or other inquiry, offer, proposal or request.

(c) Except as permitted by Section 5.3(d) or Section 5.3(e), neither the Company Board nor any committee thereof shall (i) (A) withhold or withdraw (or qualify or modify in any manner adverse to Parent, Merger Sub or Merger Sub II), or publicly propose to withhold or withdraw (or qualify or modify in any manner adverse to Parent, Merger Sub or Merger Sub II) the Company Board Recommendation, (B) adopt, approve, recommend or otherwise declare advisable or propose publicly to adopt, approve, recommend or otherwise declare advisable any Company Takeover Proposal, (C) fail to include the Company Board Recommendation in the Proxy Statement/Prospectus, (D) if any Company Takeover Proposal structured as a tender offer or exchange offer is commenced, fail to recommend against acceptance of such tender offer or exchange offer to the Company’s stockholders within ten (10) Business Days of the commencement thereof (or any material modification thereto) pursuant to Rule 14d-2 promulgated under the Exchange Act or (E) fail to publicly reaffirm the Company Board Recommendation within ten (10) Business Days after receiving a written request to do so from Parent if any Company Takeover Proposal or any material modification thereto shall have been publicly made, sent or given to the Company’s stockholders (or, if sooner, prior to the then-scheduled Company Stockholders Meeting) (provided that Parent may only make such request once with respect to any particular Company Takeover Proposal or any modification thereto) (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”) or (ii) cause or permit the Company to enter into any agreement, letter of intent, memorandum of understanding, agreement in principle or other Contract with respect to any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement pursuant to Section 5.4(b)).

(d) If, at any time prior to obtaining the Company Stockholder Approval, the Company Board (or any duly authorized committee thereof) receives a Company Takeover Proposal that it determines in good faith (after consultation with its outside counsel and financial advisor) constitutes a Company Superior Proposal, the Company Board (or any duly authorized committee thereof) may (i) effect a Company Adverse Recommendation Change or (ii) authorize the Company to terminate this Agreement pursuant to Section 7.1(d)(iii) in order to enter into a definitive written agreement providing for a Company Superior Proposal (any such agreement, a “Company Alternative Acquisition Agreement”), in the case of each of clauses (i) and (ii) if (A) the Company Board (or any duly authorized committee thereof) determines in good faith (after consultation with its outside counsel and financial advisor) that the failure to take such action would be inconsistent with the Company’s directors’ fiduciary duties under applicable Law; (B) the Company has notified Parent in writing that it intends to effect a Company Adverse Recommendation Change or terminate this Agreement (which notice shall not constitute a Company Adverse Recommendation Change), including if applicable a copy of the proposed Company Alternative Acquisition Agreement between the Company and the Person making such Company Superior Proposal; (C) for a period of four (4) Business Days following the notice delivered pursuant to clause (B) of this Section 5.3(d), the Company shall have made Company Representatives available to discuss and negotiate in good faith (in each case, to the extent Parent desires to negotiate) with Parent Representatives any proposed modifications to the terms and conditions of this Agreement so that the Company Takeover Proposal that is the subject of the notice described in clause (B) above no longer constitutes a Company Superior Proposal or the failure to take such action would no longer be inconsistent with the Company’s directors’ fiduciary duties under applicable Law (it being understood and agreed that any amendment to any material term or condition of any Company Superior Proposal shall require a new notice and a new negotiation period (except that such new negotiation period shall be for two (2) Business Days)); and (D) no earlier than the end of such negotiation period, the Company Board (or any duly authorized committee thereof) shall have determined in good faith (after consultation with its outside counsel and financial advisor), after considering the terms of any proposed amendment or modification to this Agreement, that (x) the Company Takeover Proposal that is the subject of the notice described in clause (B) above would still constitute a Company Superior Proposal and (y) the failure to take such action would still be inconsistent with the Company’s directors’ fiduciary duties under applicable Law.

(e) Other than in connection with a Company Superior Proposal (which shall be subject to Section 5.3(d) and shall not be subject to this Section 5.3(e)), prior to obtaining the Company Stockholder Approval the Company Board (or any duly authorized committee thereof) may effect a Company Adverse Recommendation Change, but only in response to a Company Intervening Event and only if (i) the Company Board (or any duly authorized committee thereof) determines in good faith (after consultation with its outside counsel and financial advisor) that the failure to take such action would be inconsistent with the Company’s directors’ fiduciary duties under applicable Law; (ii) the Company has notified Parent in writing that it intends to effect a Company Adverse Recommendation Change due to the occurrence of a Company Intervening Event (which notice shall specify and describe the Company Intervening Event in reasonable detail and which notice shall not constitute a Company Adverse Recommendation Change); (iii) for a period of four (4) Business Days following the notice delivered pursuant to clause (ii) of this Section 5.3(e), the Company shall have made Company Representatives available to discuss and negotiate in good faith (in each case to the extent Parent desires to negotiate), with Parent Representatives any proposed modifications to the terms and conditions of this Agreement so that the failure to take such action would no longer be inconsistent with the Company’s directors’ fiduciary duties under applicable Law (it being understood and agreed that any material change to the facts and circumstances relating to the Company Intervening Event shall require a new notice and a new negotiation period (except that such new negotiation period shall be for two (2) Business Days)); and (iv) no earlier than the end of the negotiation period, the Company Board (or any duly authorized committee thereof) shall have determined in good faith (after consultation with its outside counsel and financial advisor), after considering the terms of any proposed amendment or modification to this Agreement, that the failure to take such action would still be inconsistent with the Company’s directors’ fiduciary duties under applicable Law.

(f) As used in this Agreement, “Company Takeover Proposal” shall mean a proposal or offer from any Person (other than Parent) providing for any (i) merger, consolidation, share exchange, business combination, recapitalization or similar transaction involving the Company or any of its Subsidiaries, pursuant to which any such Person (or the stockholders of such Person) or group would own or control, directly or indirectly, twenty percent (20%) or more of the voting power of the Company, (ii) sale, lease, license, dissolution or other disposition, directly or indirectly, of assets of the Company (including the equity interests of any of its Subsidiaries) or any Subsidiary of the Company representing twenty percent (20%) or more of the consolidated assets, revenues or EBITDA of the Company and its Subsidiaries, taken as a whole, as of or for the fiscal year ending, as appropriate, December 31, 2019, or to which twenty percent (20%) or more of the Company’s revenues, earnings or assets on a consolidated basis are attributable, taken as a whole, as of or for the fiscal year ending, as appropriate, December 31, 2019, (iii) issuance or sale or other disposition of Company Securities representing twenty percent (20%) or more of the voting power of the Company, (iv) tender offer, exchange offer or any other transaction or series of transactions in which any Person (or the stockholders of such Person) or group will acquire, directly or indirectly, beneficial ownership or the right to acquire beneficial ownership of Company Securities representing twenty percent (20%) or more of the voting power of the Company or (v) combination of the foregoing.

(g) As used in this Agreement, “Company Superior Proposal” shall mean any bona fide written Company Takeover Proposal (provided that for purposes of this definition references to twenty percent (20%) in the definition of “Company Takeover Proposal” shall be deemed to be references to fifty percent (50%)) which the Company Board determines in good faith (after consultation with its outside counsel and financial advisor) to be (i) more favorable to the Company’s stockholders from a financial point of view than the Transactions and (ii) reasonably likely to be completed on the terms proposed, in the case of each of clauses (i) and (ii), taking into account at the time of determination all relevant circumstances, including the various legal, financial and regulatory aspects of the proposal, all the terms and conditions of such proposal and this Agreement and any changes to the terms of this Agreement offered by Parent in response to such Company Takeover Proposal.

Section 5.4 No Solicitation by Parent; Parent Change in Recommendation.

(a) Except as provided in Section 5.4(b) or Section 5.4(d), from the date of this Agreement until the earlier of the First Effective Time and the termination of this Agreement in accordance with Section 7.1, (i) Parent shall cease, and shall cause its Subsidiaries and its and their respective officers and directors and shall use its reasonable best efforts to cause the other Parent Representatives to cease, all existing discussions, negotiations and communications with any Persons or entities with respect to any Parent Takeover Proposal (other than the transactions contemplated hereby); and (ii) Parent shall not, and shall not authorize or permit any of its Subsidiaries or any Parent Representatives to, directly or indirectly through another Person, (A) initiate, seek, solicit or knowingly encourage (including by way of furnishing any non-public information regarding Parent or any of its Subsidiaries), or knowingly induce or knowingly facilitate or take any other action which would reasonably be expected to lead to the making, submission or announcement of any Parent Takeover Proposal, (B) engage or participate in negotiations or discussions with, or provide any non-public information or non-public data to, any Person (other than the Company or any Company Representatives) relating to any Parent Takeover Proposal or grant any waiver or release under any standstill or other agreement (except that if the Parent Boards (or any duly authorized committee thereof) determine in good faith (after consultation with its outside counsel) that the failure to grant any waiver or release would be inconsistent with the Parent directors’ fiduciary duties under applicable law, Parent may waive any such standstill provision in order to permit a third party to make a Parent Takeover Proposal) or (C) resolve to do any of the foregoing. Notwithstanding the foregoing, nothing contained in this Section 5.4 or in Section 5.6 or any other provision of this Agreement shall prohibit Parent or the Parent Boards (or any duly authorized committee thereof) from taking and disclosing to Parent’s shareholders its position with respect to any takeover offer for Parent or any price sensitive information, in each case that Parent reasonably determines (after consultation with its outside counsel) requires disclosure pursuant to the Listing Rules, the Disclosure Guidance and Transparency Rules, the European Union Market Abuse Regulation, the FMSA or the other rules and regulations of the FCA or the AFM; provided that any disclosure made in accordance with this sentence that constitutes a Parent Adverse Recommendation Change shall result in all of the consequences of a Parent Adverse Recommendation Change set forth in this Agreement.

Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 5.4(a) by any Subsidiaries of Parent or any Parent Representatives shall constitute a violation of this Section 5.4(a) by Parent.

(b) Notwithstanding the foregoing, at any time prior to obtaining the Parent Shareholder Approval, if Parent receives a written Parent Takeover Proposal from a third party and the receipt of such Parent Takeover Proposal was not initiated, sought, solicited, knowingly encouraged or knowingly induced or knowingly facilitated in material violation of Section 5.4(a), then Parent may (i) contact the Person who has made such Parent Takeover Proposal and its Representatives in order to clarify the terms of such Parent Takeover Proposal so that the Parent Boards (or any duly authorized committee thereof) may inform itself about such Parent Takeover Proposal, (ii) furnish information concerning its business, properties or assets to the Person who has made such Parent Takeover Proposal and its Representatives pursuant to an Acceptable Confidentiality Agreement (provided that all such information has previously been furnished to the Company or is furnished to the Company prior to or substantially concurrently with the time it is furnished to such Person) and (iii) negotiate and participate in discussions and negotiations with the Person who has made such Parent Takeover Proposal and its Representatives concerning such Parent Takeover Proposal, if, in the case of each of clauses (ii) and (iii), the Parent Boards (or any duly authorized committee thereof) determines in good faith (after consultation with its outside counsel and financial advisor) that such Parent Takeover Proposal constitutes or would reasonably be expected to lead to a Parent Superior Proposal. Parent (A) shall promptly (and in any case within one (1) Business Day) provide the Company notice (1) of the receipt of any Parent Takeover Proposal, which notice shall include a copy of such Parent Takeover Proposal, and (2) of any inquiries, proposals or offers received by, any requests for non-public information from, or any discussions or negotiations sought to be initiated or continued with, Parent or any Parent Representatives concerning a Parent Takeover Proposal or that would reasonably be expected to lead to a Parent Takeover Proposal, and disclose the identity of the other party (or parties) and the material terms of such inquiry, offer, proposal or request and, in the case of written materials, provide copies of any such substantive materials, (B) shall promptly (and in any case within one (1) Business Day) make available to the Company copies of all substantive written materials provided by Parent to such party but not previously made available to the Company and (C) shall keep the Company informed on a reasonably prompt basis (and, in any case, within one (1) Business Day of any significant development) of the status and material details (including amendments and proposed amendments) of any such Parent Takeover Proposal or other inquiry, offer, proposal or request.

(c) Except as permitted by Section 5.4(d) or Section 5.4(e), neither of the Parent Boards nor any committee thereof shall (i) (A) withhold or withdraw (or qualify or modify in any manner adverse to the Company), or publicly propose to withhold or withdraw (or qualify or modify in any manner adverse to the Company) the Parent Board Recommendation, (B) adopt, approve, recommend or otherwise declare advisable or propose publicly to adopt, approve, recommend or otherwise declare advisable any Parent Takeover Proposal, (C) fail to include the Parent Board Recommendation in the Parent Circulars, (D) if any Parent Takeover Proposal structured as a public offer (openbaar bod) is commenced, or if the intention to make such an offer is announced, fail to recommend against acceptance of such offer by Parent’s shareholders within ten (10) Business Days of the commencement or announcement, as applicable, thereof (or any material modification thereto) or (E) fail to publicly reaffirm the Parent Board Recommendation within ten (10) Business Days after receiving a written request to do so from the Company if any Parent Takeover Proposal or any material modification thereto shall have been publicly made, sent or given to Parent’s shareholders (or, if sooner, prior to the then-scheduled Parent Shareholders Meeting) (provided that the Company may only make such request once with respect to any particular Parent Takeover Proposal or any modification thereto) (any action described in this clause (i) being referred to as a “Parent Adverse Recommendation Change”) or (ii) cause or permit Parent to enter into any agreement, letter of intent, memorandum of understanding, agreement in principle or other Contract with respect to any Parent Takeover Proposal (other than an Acceptable Confidentiality Agreement pursuant to Section 5.4(b)).

(d) If, at any time prior to obtaining the Parent Shareholder Approval, the Parent Boards (or any duly authorized committee thereof) receive a Parent Takeover Proposal that it determines in good faith (after consultation with its outside counsel and financial advisor) constitutes a Parent Superior Proposal, the Parent Boards (or any duly authorized committee thereof) may (i) effect a Parent Adverse Recommendation Change or (ii) authorize Parent to terminate this Agreement pursuant to Section 7.1(c)(iii) in order to enter into a definitive written agreement providing for a Parent Superior Proposal (any such agreement, a “Parent Alternative Acquisition Agreement”), in the case of each of clauses (i) and (ii) if (A) the Parent Boards (or any duly authorized committee thereof) determine in good faith (after consultation with its outside counsel and financial advisor) that the failure to take such action would be inconsistent with the Parent directors’ fiduciary duties under applicable Law; (B) Parent has notified the Company in writing that it intends to effect a Parent Adverse Recommendation Change or terminate this Agreement (which notice shall not constitute a Parent Adverse Recommendation Change), including if applicable, a copy of the proposed Parent Alternative Acquisition Agreement between the Parent and the Person making such Parent Superior Proposal; (C) for a period of four (4) Business Days following the notice delivered pursuant to clause (B) of this Section 5.4(d), Parent shall have made Parent Representatives available to discuss and negotiate in good faith (in each case, to the extent the Company desires to negotiate) with Company Representatives any proposed modifications to the terms and conditions of this Agreement so that the Parent Takeover Proposal that is the subject of the notice described in clause (B) above no longer constitutes a Parent Superior Proposal or the failure to take such action would no longer be inconsistent with the Parent directors’ fiduciary duties under applicable Law (it being understood and agreed that any amendment to any material term or condition of any Company Superior Proposal shall require a new notice and a new negotiation period (except that such new negotiation period shall be for two (2) Business Days)); and (iv) no earlier than the end of such negotiation period, the Parent Boards (or any duly authorized committee thereof) shall have determined in good faith (after consultation with its outside counsel and financial advisor), after considering the terms of any proposed amendment or modification to this Agreement, that (x) the Parent Takeover Proposal that is the subject of the notice described in clause (B) above would still constitute a Parent Superior Proposal and (y) the failure to take such action would still be inconsistent with the Parent directors’ fiduciary duties under applicable Law.

(e) Other than in connection with a Parent Superior Proposal (which shall be subject to Section 5.4(d) and shall not be subject to this Section 5.4(e)), prior to obtaining the Parent Shareholder Approval the Parent Boards (or any duly authorized committee thereof) may effect a Parent Adverse Recommendation Change, but only in response to a Parent Intervening Event and only if (i) the Parent Boards (or any duly authorized committee thereof) determine in good faith (after consultation with its outside counsel and financial advisor) that the failure to take such action would reasonably be expected to be inconsistent with the Parent directors’ fiduciary duties under applicable Law; (ii) Parent has notified the Company in writing that it intends to effect a Parent Adverse Recommendation Change due to the occurrence of a Parent Intervening Event (which notice shall specify and describe the Parent Intervening Event in reasonable detail and which notice shall not constitute a Parent Adverse Recommendation Change); (iii) for a period of four (4) Business Days following the notice delivered pursuant to clause (ii) of this Section 5.4(e), Parent shall have made Parent Representatives available to discuss and negotiate in good faith (in each case to the extent the Company desires to negotiate), with Company Representatives any proposed modifications to the terms and conditions of this Agreement so that the failure to take such action would no longer be inconsistent with the Parent directors’ fiduciary duties under applicable Law (it being understood and agreed that any material change to the facts and circumstances relating to the Parent Intervening Event shall require a new notice and a new negotiation period (except that such new negotiation period shall be for two (2) Business Days)); and (iv) no earlier than the end of the negotiation period, the Parent Boards (or any duly authorized committee thereof) shall have determined in good faith (after consultation with its outside counsel and financial advisor), after considering the terms of any proposed amendment or modification to this Agreement, that the failure to take such action would still be inconsistent with the Parent directors’ fiduciary duties under applicable Law.

(f) As used in this Agreement, “Parent Takeover Proposal” shall mean a proposal or offer from any Person (other than the Company) providing for any (i) merger, consolidation, share exchange, business combination, recapitalization or similar transaction involving Parent or any of its Subsidiaries, pursuant to which any such Person (or the stockholders of such Person) or group would own or control, directly or indirectly, twenty percent (20%) or more of the voting power of Parent, (ii) sale, lease, license, dissolution or other disposition, directly or indirectly, of assets of Parent (including the equity interests of any of its Subsidiaries) or any Subsidiary of Parent representing twenty percent (20%) or more of the consolidated assets, revenues or EBITDA of Parent and its Subsidiaries, taken as a whole, as of or for the fiscal year ending, as appropriate, December 31, 2019, or to which twenty percent (20%) or more of Parent’s revenues, earnings or assets on a consolidated basis are attributable, taken as a whole, as of or for the fiscal year ending, as appropriate, December 31, 2019, (iii) issuance or sale or other disposition of Parent Securities representing twenty percent (20%) or more of the voting power of Parent, (iv) tender offer, exchange offer or any other transaction or series of transactions in which any Person (or the stockholders of such Person) or group will acquire, directly or indirectly, beneficial ownership or the right to acquire beneficial ownership of Parent Securities representing twenty percent (20%) or more of the voting power of Parent or (v) combination of the foregoing; provided that any proposal or offer providing for any transaction or series of transactions related solely to the businesses and Persons identified on Section 5.4(f) of the Parent Disclosure Schedule (or any assets utilized therein or the capital stock, voting securities or other interests in any Person that conducts such businesses or holds such assets).

(g) As used in this Agreement, “Parent Superior Proposal” shall mean any bona fide written Parent Takeover Proposal (provided that for purposes of this definition references to twenty percent (20%) in the definition of “Parent Takeover Proposal” shall be deemed to be references to fifty percent (50%)) which the Parent Boards determine in good faith (after consultation with its outside counsel and financial advisor) to be (i) more favorable to Parent’s stockholders from a financial point of view than the Transactions and (ii) reasonably likely to be completed on the terms proposed, in the case of each of clauses (i) and (ii), taking into account at the time of determination all relevant circumstances, including the various legal, financial and regulatory aspects of the proposal, all the terms and conditions of such proposal and this Agreement and any changes to the terms of this Agreement offered by the Company in response to such Parent Takeover Proposal.

Section 5.5 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as reasonably practicable and to consummate and make effective, as promptly as reasonably practicable, the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtain all approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions, (iii) execute and deliver any additional instruments necessary, proper or advisable to consummate the Transactions and (iv) defend or contest in good faith any Action brought by a third party that could otherwise prevent or impede, interfere with, hinder or delay in any material respect the consummation of the Transactions, in the case of each of clauses (i) through (iv), other than with respect to filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, approvals, consents, registrations, permits, authorizations and other confirmations relating to Antitrust Laws or CFIUS Approval, which are dealt with in Section 5.5(b), Section 5.5(c) and Section 5.5(d) below; provided, however, that no party hereto shall be obligated to pay any material amount as consideration therefor to, or make any material financial or other accommodation in favor of, any third party (other than a Governmental Authority) from whom any such approval, consent, registration, waiver, permit, authorization, order or other confirmation is sought, other than customary processing fees (and the Company shall not make or agree to pay any such amount or make any such accommodation in favor of any such third party without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned)); and provided further, that obtaining any such approval, consent, registration, waiver, permit, authorization, order or other confirmation from any Governmental Authority or third party, and the making of any such payment or financial or other accommodation, shall not be a condition to Closing unless and to the extent expressly provided in Section 6.1(b). For purposes hereof, “Antitrust Laws” shall mean the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, all applicable Foreign Antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(b) Each of the parties shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions (which shall request the early termination of any waiting period applicable to the Transactions under the HSR Act) as promptly as reasonably practicable following the date of this Agreement, and in any event within ten (10) Business Days following the date hereof, provided that in the event the Federal Trade Commission (the “FTC”) or Antitrust Division of the Department of Justice (the “DOJ”) is closed or not accepting such filings under the HSR Act (a “Governmental Closure”), such day shall be extended day-for-day, for each Business Day the Governmental Closure is in effect. Parent shall submit a briefing note to the CMA with respect to the Transactions (the “CMA Briefing Note”) as promptly as reasonably practicable after the date of this Agreement, and in any event within ten (10) Business Days following the date hereof. If requested by the CMA or otherwise agreed between Parent and the Company acting in good faith, Parent shall submit a merger notice to the CMA as promptly as reasonably practicable (and in any event shall submit a draft merger notice to the CMA within ten (10) Business Days of the CMA’s request or of Parent and the Company agreeing to submit a merger notice, as applicable). Each of the parties hereto shall submit as promptly as reasonably practicable after the date of this Agreement, and in any event within ten (10) Business Days following the date hereof or as otherwise agreed in writing by Parent and the Company, a joint voluntary notice in draft form to CFIUS with respect to the Transactions and submit a final notice to CFIUS with respect to the Transactions as promptly as reasonably practicable after receiving comments to the draft joint voluntary notice from CFIUS. Each party hereto shall (x) supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any other Antitrust Law or by CFIUS and (y) subject to Section 5.5(c), promptly take any and all steps necessary to avoid or eliminate each and every impediment and obtain all consents under any Laws that may be required by any non-U.S. or U.S. federal, state or local Governmental Authority, in each case with competent jurisdiction, so as to enable the parties hereto to consummate the Transactions as promptly as reasonably practicable, and in any event prior to the End Date. Without limiting the foregoing but subject to Section 5.5(c), Parent shall promptly take all actions necessary to secure as soon as practicable the expiration or termination of any applicable waiting period under the HSR Act, obtain CMA Clearance and CFIUS Approval and all approvals and the expiration or termination of any applicable waiting period under any other Law and resolve any objections asserted with respect to the Transactions under the Federal Trade Commission Act or any other applicable Law raised by any Governmental Authority, in order to prevent the entry of, or to have vacated, lifted, reversed or overturned, any Restraint that would prevent, prohibit, restrict or delay the consummation of the Transactions (the “Regulatory Approvals”), including (i) (A) executing settlements, undertakings, consent decrees, stipulations or other agreements with any Governmental Authority or with any other Person, (B) selling, divesting or otherwise conveying or holding separate particular assets or categories of assets or businesses of Parent and its Subsidiaries, (C) agreeing to sell, divest or otherwise convey or hold separate any particular assets or categories of assets or businesses of the Company and its Subsidiaries contemporaneously with or subsequent to the First Effective Time, (D) permitting the Company to sell, divest or otherwise convey or hold separate any of the particular assets or categories of assets or businesses of the Company or any of its Subsidiaries, (E) terminating existing relationships, contractual rights or obligations of the Company or Parent or their respective Subsidiaries, (F) terminating any joint venture or other arrangement of the Company or Parent or their respective Subsidiaries, (G) creating any relationship, contractual right or obligation of the Company or Parent or their respective Subsidiaries, (H) agreeing to change or modify any course of conduct, or otherwise limit freedom of action, regarding the operations or governance of the Company or Parent or their respective Subsidiaries, (I) effectuating any other change or restructuring of the Company or Parent or their respective Subsidiaries (and, in each case, entering into agreements or stipulating to the entry of any judgment by, or filing appropriate applications with, the FTC, the DOJ, CFIUS or any other

Governmental Authority in connection with any of the foregoing and, in the case of actions by or with respect to the Company, by consenting to such action by the Company (including any consents required under this Agreement with respect to such action)), and (J) taking any actions or making any behavioral commitments that may limit or modify the Company’s, Parent’s or their respective Subsidiaries’ rights of ownership in, or ability to conduct the business of, or with respect to one or more of their respective operations, divisions, businesses, product lines, specific products, categories of products, customers, specific assets or categories of assets (any such action or limitation described in clauses (A) through (J), a “Restriction”) and (ii) defending through litigation any claim asserted in court or administrative or other tribunal by any Person (including any Governmental Authority) in order to avoid entry of, or to have vacated or terminated, any Restraint that would prevent the Closing prior to the End Date. No actions taken pursuant to this Section 5.5 shall be considered for purposes of determining whether a Company Material Adverse Effect or Parent Material Adverse Effect has occurred or would reasonably be expected to occur. Subject to Section 5.5(c), Parent shall respond to and seek to resolve as promptly as reasonably practicable any objections asserted by any Governmental Authority with respect to the Transactions. The Company, Parent and Merger Subs and any of their respective Affiliates shall not take any action, including the acquisition of or agreement to acquire any business entity or assets (whether by merger, consolidation or other business combination, purchase of assets, purchase of shares, tender offer or exchange offer or similar transaction), with the intention to, or that would reasonably be expected to, hinder or delay the expiration or termination of any waiting period under the HSR Act or the obtaining of approval of the DOJ or FTC as necessary, or to hinder or delay the expiration or termination of any waiting period or the obtaining of approvals under any other Antitrust Law. Nothing in this Section 5.5 shall require any party hereto (or permit the Company or any of its Subsidiaries without the prior written consent of Parent) to take, accept or agree to any Restriction unless the effectiveness of such Restriction is conditioned upon the Closing.

(c) Notwithstanding anything in this Agreement to the contrary, nothing in this Section 5.5 shall (x) require any party hereto take, accept or agree to, (y) permit the Company or any of its Subsidiaries without the prior written consent of Parent to take, accept or agree to or (z) require Parent to consent to the Company or any of its Subsidiaries taking, accepting or agreeing to, any Restrictions if such Restrictions, individually or in the aggregate with all other actions undertaken with respect to the matters contemplated by this Section 5.5, would reasonably be expected to result in a material adverse effect on the business, operations, results of operations, assets, liabilities or condition (financial or otherwise) of Parent and its Subsidiaries (including, for purposes of this Section 5.5(c), the Company and its Subsidiaries), taken as a whole, following the Closing (the foregoing, a “Regulatory Material Adverse Effect”).

(d) Parent shall (after consulting with and considering in good faith the views of the Company) have the right to direct and control all matters in connection with obtaining any Regulatory Approvals with respect to the Transactions in a manner consistent with its obligations under this Section 5.5, including in any Action initiated by any Person (including any Governmental Authority) seeking a Restraint. Subject to the foregoing, each of the parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with each other, including furnishing to the other parties such necessary information and assistance as the other may reasonably request, in connection with any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private Person, (ii) promptly notify the other parties hereto of, and, if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any communication received from a Governmental Authority or any private Person whose consent is or may be required in connection with the Transactions (or who alleges as much) in connection with the Transactions and permit the other parties to review and discuss in advance (and to consider in good faith any comments made by the other parties in relation to) any proposed notifications, filing (except for HSR filings), submission or other written communication (and any analyses, memoranda, white papers, presentations, correspondence or other documents submitted therewith) made in connection with the Transactions to a Governmental Authority or any such other private Person, (iii) keep the other parties hereto reasonably informed with respect to the status of any such submissions and filings to any Governmental Authorities in connection with the Regulatory Approvals or the Transactions and any developments, meetings or discussions with any Governmental Authority in respect thereof, including with respect to (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration of any waiting period, (C) the commencement or proposed or threatened commencement of any Action under applicable Laws and (D) the nature and status of any objections raised or proposed or threatened to be raised by a Governmental Authority or any other third party with respect to the Transactions, and (iv) not independently participate in any substantive meeting, hearing, proceeding or discussions (whether in person, by telephone or otherwise) with or before a Governmental Authority (including any member of any Governmental Authority’s staff) in respect of the Transactions (including any Regulatory Approvals, any related filing, investigation or inquiry in connection with the Transactions) without giving the other parties hereto or their counsel reasonable prior notice of such meeting or discussions and, to the extent permitted by such Governmental Authority, the opportunity to attend or participate. However, each of Parent and the Company may (A) redact materials shared under this Section 5.5 as necessary (1) to comply with contractual arrangements, (2) remove references concerning valuation, (3) to address good faith legal privilege or confidentiality concerns and (4) to comply with applicable Law and (B) designate any non-public information provided to any Governmental Authority as restricted to “Outside Counsel” only, in which case any such information shall not be shared with employees, officers or directors or their equivalents of the other parties hereto without approval of the party hereto providing the non-public information. The parties hereto agree not to extend any waiting period under the HSR Act or enter into any agreement with any Governmental Authority to delay the consummation of, or otherwise not to consummate as soon as practicable, the Transactions, except with the prior written consent of the other parties hereto (such consent not to be unreasonably withheld, delayed or conditioned).

Section 5.6 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Following such initial press release, Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transactions and shall not issue any such press release or make any such public statement without the other party’s written consent, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system (and then only after as much advance notice and consultation as is practicable); provided, however, that the restrictions set forth in this Section 5.6 shall not apply to any release or public statement (a) made or proposed to be made by the Company in accordance with the terms of this Agreement in connection with a Company Takeover Proposal, a Company Superior Proposal or a Company Adverse Recommendation Change or any action taken pursuant thereto, (b) made or proposed to be made by Parent in accordance with the terms of this Agreement in connection with a Parent Takeover Proposal, a Parent Superior Proposal or a Parent Adverse Recommendation Change or any action taken pursuant thereto or (c) in connection with any dispute between the parties hereto regarding this Agreement or the Transactions; provided further, that, subject to Section 5.5, the restrictions set forth in this Section 5.6 shall not limit the ability of any party hereto to make any public announcements or any public statements if the substance of such announcements or statements is not inconsistent in any material respects with the prior public disclosures by the parties hereto regarding the Transactions made in accordance with this Section 5.6.

Section 5.7 Access to Information; Confidentiality.

(a) Subject to applicable Laws (including any COVID-19 Measures) from the date hereof until the earlier of the First Effective Time or the date on which this Agreement is terminated in accordance with its terms, each of the Company and Parent shall, and shall cause its Subsidiaries to, afford to the other party and its Representatives reasonable access during normal business hours and upon reasonable notice its (or their respective Subsidiaries’) properties, books, Contracts and records, and each of the Company and Parent shall, and shall cause its Subsidiaries to, furnish promptly to the other party such information concerning its business and properties as such party may reasonably request; provided that the Company, Parent and their respective Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the other party; provided, further, that (i) the Company and Parent (or their respective

Subsidiaries) shall not be obligated to provide such access or information if the Company or Parent, as applicable, determines, in its reasonable judgment, that doing so would violate applicable Law or a Contract with a third party or obligation of confidentiality owing to a third-party, jeopardize the protection of the attorney-client privilege, or expose such party to risk of liability for disclosure of sensitive or personal information (provided that the withholding party shall use its reasonable best efforts to allow for providing such access or information (or as much of it as possible) in a manner that does not violate applicable Law or a Contract or obligation of confidentiality, jeopardize the protection of the attorney-client privilege, or expose such party to risk of liability for disclosure of sensitive or personal information, including by (x) using its reasonable best efforts obtain the required consent of any third party to provide such access or information or (y) entering into a customary joint defense or common interest agreement) and (ii) in each case, such access may be limited to the extent the Company or Parent reasonably determines, in light of COVID-19 or COVID-19 Measures, that such access would jeopardize the health and safety of any employee of the Company or Parent, as applicable, or its Subsidiaries. Until the First Effective Time, the information exchanged pursuant to this Section 5.7 will be subject to the terms of the Confidentiality Agreement, dated as of April 29, 2020, between Parent and the Company (as it may be amended from time to time, the “Confidentiality Agreement”).

(b) The Company and Parent acknowledge and agrees that it (i) each had an opportunity to discuss the business of other party with the management of the other party, (ii) has had access to the books and records, facilities, contracts and other assets of the other party which it and its Affiliates have requested to review, (iii) has been afforded the opportunity to ask questions of and receive answers from officers of the other party and (iv) has conducted its own independent investigation of the other party, is businesses and the transactions contemplated hereby.

Section 5.8 Notification of Certain Matters.

(a) From and after the date of this Agreement until the First Effective Time, each party hereto shall promptly notify the other party hereto of (i) the occurrence or non-occurrence of any event that would reasonably be expected to cause any condition to the obligations of any party to effect the Mergers not to be satisfied, or (ii) the failure of the Company, Parent, Merger Sub or Merger Sub II, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would reasonably be expected to result in any condition to the obligations of any party to effect the Mergers not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.8(a) shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

(b) Without limiting the parties’ obligations under Section 5.5(d), the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any notice or other communication received by such party from any Governmental Authority in connection with the Transactions, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Initial Surviving Company, the Final Surviving Company or Parent, as applicable.

(c) The parties hereto hereby agree that (i) a party’s compliance or failure to comply with this Section 5.8 shall not be taken into account for purposes of determining whether the conditions referred to in Section 6.2, as to the Company’s performance, or in Section 6.3, as to Parent’s, Merger Sub’s or Merger Sub II’s performance, have been satisfied and (ii) the delivery of any notice pursuant to this Section 5.8 shall not, in and of itself, affect or be deemed to modify any representation or warranty in this Agreement or the conditions to the obligations of the parties hereto to consummate the Transactions or the remedies available to the parties hereunder.

Section 5.9 Indemnification and Insurance.

(a) From and after the First Effective Time until the sixth anniversary thereof, Parent shall cause the Initial Surviving Company and the Final Surviving Company, as applicable, to, (i) indemnify, defend and hold harmless each current and former director, officer and employee of the Company and any of its Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any of its Subsidiaries (each, an “Indemnitee” and, collectively, the “Indemnitees”) against all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any actual or threatened claim, suit, action, inquiry, proceeding or investigation (whether civil, criminal, administrative or investigative) (each, a “Claim”), whenever asserted, arising out of, relating to or in connection with any action or omission relating to their position with the Company or its Subsidiaries with respect to any matters existing or occurring at or prior to the First Effective Time (including any Claim relating in whole or in part to the Agreement or the Transactions), to the fullest extent permitted under applicable Law and the Company Charter Documents as in effect on the date of this Agreement and (ii) assume all obligations of the Company and its Subsidiaries to the Indemnitees in respect of limitation of liability, exculpation, indemnification and advancement of expenses as provided in (A) the Company Charter Documents and the respective organizational documents of each of the Company’s Subsidiaries as currently in effect and (B) any indemnification agreements with an Indemnitee, which shall in each case survive the Transactions and continue in full force and effect to the extent permitted by applicable Law. Without limiting the foregoing, (x) at the First Effective Time, the Initial Surviving Company shall, and Parent shall cause the Initial Surviving Company to, cause the certificate of incorporation and by-laws of the Initial Surviving Company to include provisions for limitation of liabilities of directors and officers, indemnification, advancement of expenses and exculpation of the Indemnitees no less favorable to the Indemnitees than as set forth in the Company Charter Documents as in effect on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees except as required by applicable Law until the sixth anniversary of the First Effective Time and (y) at the Second Effective Time, the Final Surviving Company shall, and Parent shall cause the Final Surviving Company to, cause the certificate of incorporation and bylaws of the Final Surviving Company to include provisions for limitation of liabilities of directors and officers, indemnification, advancement of expenses and exculpation of the Indemnitees no less favorable to the Indemnitees than as set forth in the Company Charter Documents in effect on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees except as required by applicable Law until the sixth anniversary of the First Effective Time.

(b) From and after the First Effective Time until the sixth anniversary thereof, Parent shall, or shall cause the Initial Surviving Company and the Final Surviving Company, as applicable, to, pay and advance to an Indemnitee any expenses (including fees and expenses of legal counsel) in connection with any Claim relating to any acts or omissions covered under Section 5.9(a) or the enforcement of an Indemnitee’s rights under this Section 5.9 as and when incurred to the fullest extent permitted under applicable Law and the Company Charter Documents as in effect on the date of this Agreement, provided that the person to whom expenses are advanced provides an undertaking to repay such expenses (but only to the extent and in the form required by applicable Law, the Company Charter Documents, applicable organizational documents of Subsidiaries of the Company or applicable indemnification agreements).

(c) Each of Parent, the Initial Surviving Company and the Final Surviving Company shall cooperate with the Indemnitees in the defense of any Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested by an Indemnitee in connection therewith. Notwithstanding anything to the contrary contained in this Section 5.9 or elsewhere in this Agreement, Parent shall not (and Parent shall cause the Initial Surviving Company and the Final Surviving Company not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any Claim, unless such settlement, compromise, consent or termination includes an unconditional release of all of the Indemnitees covered by the claim, action, suit, proceeding or investigation from all liability arising out of such Claim.

(d) For a period of six (6) years from the First Effective Time, Parent shall cause to be maintained in effect at least the same coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the date hereof maintained by the Company and its Subsidiaries with respect to matters arising on or before the First Effective Time either through the Company’s existing insurance provider or another provider reasonably selected by Parent; provided, however, that, after the First Effective Time, Parent shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverages required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount; provided, further, that in lieu of the foregoing insurance coverage, the Company may at any time purchase “tail” insurance coverage, at a cost no greater than the aggregate amount which Parent, the Initial Surviving Company or the Final Surviving Company would be required to spend during the six–year period provided for in this Section 5.9(d), that provides coverage no materially less favorable than the coverage described in this Section 5.9(d).

(e) The provisions of this Section 5.9 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for or limitation of, any other rights to indemnification or contribution that any such Person may have by Law, contract or otherwise. The obligations of Parent, the Initial Surviving Company and Final Surviving Company under this Section 5.9 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.9 applies unless the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.9 applies shall be third party beneficiaries of this Section 5.9).

(f) In the event that Parent, the Initial Surviving Company or Final Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent, the Initial Surviving Company and Final Surviving Company shall assume all of the obligations thereof set forth in this Section 5.9.

Section 5.10 Transaction Litigation. Each party hereto shall keep the other parties hereto reasonably informed of, and cooperate with the other parties hereto in connection with, any litigation or claim brought or threatened against any party hereto or its directors, officers or employees relating to the Transactions (any such litigation or claim, “Transaction Litigation”); provided, however, that the foregoing shall not require any party hereto to take any action if it may result in a waiver of any attorney-client or any other similar privilege; provided further that such party shall use its reasonable best efforts to allow for the taking of such action in a manner that does not result in a waiver of such privilege, including by entering into a customary joint defense or similar agreement. The Company shall give Parent the opportunity to participate in the defense of any Transaction Litigation brought or threatened against the Company or its directors, officers or employees, shall consider in good faith Parent’s advice with respect to such Transaction Litigation and shall not settle or agree to settle any such Transaction Litigation without Parent’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned). Notwithstanding the above, Parent’s consent to settle any Transaction Litigation shall not be required to the extent such Transaction Litigation is settled solely for the payment of monies which are reasonably likely to be recoverable from insurance policies available to the Company or its Representatives (other than any deductibles or retention amounts applicable thereto).

Section 5.11 Section 16. The Company shall take all steps reasonably necessary to cause the Transactions, including any dispositions of equity securities of the Company (including derivative securities with respect to such equity securities of the Company) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.12 Employee Matters.

(a) From and after the First Effective Time until the later of (i) one (1) year following the First Effective Time and (ii) December 31, 2021 (the “Continuation Period”), except as set forth on Section 5.12(a) of the Parent Disclosure Schedule, Parent shall provide, or shall cause to be provided, to each employee of the Company and its Subsidiaries (including the Initial Surviving Company, the Final Surviving Company and their Subsidiaries) as of the First Effective Time (“Company Employees”), (A) an annual base salary or base wages, cash incentive compensation opportunities and equity incentive compensation opportunities, in each case, that are no less favorable than the annual base salary or base wages, recurring cash incentive compensation opportunities and equity incentive compensation opportunities provided to such Company Employee immediately prior to the First Effective Time and (B) employee benefits that are comparable in the aggregate to the employee benefits (excluding for this purpose defined benefit pension, post-employment health and welfare benefits, equity-based compensation and change of control, retention or other one-off awards) provided to such Company Employee by the Company and its Subsidiaries immediately prior to the First Effective Time. In addition, (i) Parent shall or shall cause the Initial Surviving Company and Final Surviving Company to provide each Company Employee whose employment terminates during the Continuation Period with severance pay and benefits at levels equal to the greater of those provided under (A) the Company’s severance policies as set forth on Section 5.12(a) of the Company Disclosure Schedule and (B) Parent’s severance policies applicable to similarly situated employees of Parent and (ii) such severance pay and benefits shall be determined taking into account the service crediting provisions set forth in Section 5.12(b).

(b) For all purposes (including purposes of vesting, eligibility to participate and level of benefits but not for purposes of defined benefit pension accrual) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employee after the First Effective Time (including the Company Plans) (the “New Plans”), Parent shall credit each Company Employee with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the First Effective Time, to the same extent as such Company Employee was entitled, immediately prior to the First Effective Time, to credit for such service under any similar Company Plan in which such Company Employee participated or was eligible to participate immediately prior to the First Effective Time; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, and without limiting the generality of the foregoing, Parent shall use commercially reasonable efforts to cause (i) each Company Employee to become immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is replacing comparable coverage under a Company Plan in which such Company Employee participated immediately prior to the First Effective Time (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Old Plans of the Company or its Subsidiaries in which such Company Employee participated immediately prior to the First Effective Time. Parent shall use commercially reasonable efforts to cause any eligible expenses incurred by any Company Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Company Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all applicable deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) From and after the First Effective Time, Parent shall cause the Initial Surviving Company, the Final Surviving Company and their Subsidiaries to honor all obligations under the Company Plans and compensation and severance arrangements and agreements in accordance with their terms as in effect immediately before the First Effective Time and Parent hereby acknowledges that the transactions contemplated hereunder shall be deemed to constitute a “change in control,” “change of control” or “corporate transaction” under the Company Plans listed on Section 5.12(c) of the Company Disclosure Schedule.

(d) From and after the First Effective Time, Parent shall cause the Initial Surviving Company to continue to operate the Company’s annual incentive plans and any other applicable annual bonus plan for the performance period during which the First Effective Time occurs, consistent with past practice, through the end of the applicable performance period, and shall pay each Company Employee the bonus to which the Company Employee would be entitled for such performance period based on actual performance, and otherwise in accordance with the terms of such plans. In addition, to the extent that the First Effective Time occurs following the end of a performance period with respect to the Company’s annual incentive plans or any other applicable annual bonus plan and before the payment of bonuses for such completed performance period, Parent shall cause the Initial Surviving Company to pay to each Company Employee the bonus to which the Company Employee would be entitled for such performance period based on actual performance.

(e) Without limiting the generality of the foregoing provisions of this Section 5.12, the parties hereto hereby agree to take the additional actions set forth in Section 5.12(e) of the Company Disclosure Schedule.

(f) Without limiting the generality of Section 8.7, the provisions of this Section 5.12 are for the sole benefit of the parties to this Agreement and nothing herein, express or implied, is intended or shall be construed to confer upon or give any Person (including for the avoidance of doubt, any Company Employee or other current or former employee of the Company or any of its Subsidiaries), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 5.12) under or by reason of any provision of this Agreement. Nothing contained in this Agreement, express or implied, shall (i) be treated as an amendment to any Company Plan, Parent Plan or other compensation or benefit plan, program, policy, agreement, arrangement or understanding for any purpose, (ii) obligate Parent, the Initial Surviving Company or the Final Surviving Company to (A) maintain any particular benefit plan or arrangement or (B) retain the employment of any particular employee or (iii) prevent Parent, the Initial Surviving Company or the Final Surviving Company from amending or terminating any benefit plan or arrangement.

Section 5.13 Merger Subs; Initial Surviving Company; Final Surviving Company.

(a) Parent shall take all actions necessary to (i) cause each Merger Sub, the Initial Surviving Company and the Final Surviving Company to perform promptly their respective obligations under this Agreement and (ii) cause each Merger Sub to consummate the Mergers and the other Transactions on the terms and conditions set forth in this Agreement.

(b) Promptly following the execution and delivery of this Agreement, Parent shall adopt this Agreement as the sole stockholder, as applicable, of each Merger Sub and shall promptly provide evidence of such adoption to the Company.

Section 5.14 Takeover Laws. The Company, the Company Board, Parent and the Parent Boards shall each (a) use its reasonable best efforts to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the Transactions and (b) if any state takeover statute or similar statute becomes applicable to the Transactions, use its reasonable best efforts to ensure that such Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Transactions.

Section 5.15 Establishment of ADR Facility; Reservation of Shares; Stock Exchange Listing.

(a) Parent shall cause a sponsored American depositary receipt (“ADR”) facility (the “ADR Facility”) to be established with a reputable national bank acceptable to the Company (which acceptance shall not be unreasonably withheld, delayed or conditioned) (the “Depositary Bank”) for the purpose of issuing the Parent ADSs issuable pursuant to this Agreement, including entering into a customary deposit agreement with the Depositary Bank establishing the ADR Facility (the “Deposit Agreement”), to be effective as of the First

Effective Time, and causing to be filed with the SEC the Form F-6 in accordance with Section 5.2(d). Parent shall consider in good faith the comments of the Company on the Deposit Agreement and shall not enter into the Deposit Agreement without the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned). Subject to applicable Law, the Deposit Agreement shall (i) provide (A) that each Parent ADS under the ADR Facility shall represent and be exchangeable for one Parent Ordinary Share ranking pari passu with all other Parent Ordinary Shares in issue at the First Effective Time, including in respect of any entitlement to dividends or other distributions declared, paid or made after the First Effective Time, (B) for customary provisions for the voting by the Depositary Bank of such Parent Ordinary Shares as instructed by the holders of the Parent ADSs, (C) for the issuance, at the request of a holder of Parent ADSs, of either certificated or uncertificated ADRs, (D) subject to the limitations provided for in General Instruction I.A.1 of Form F-6, that holders of Parent ADSs shall have the right at any time to exchange their Parent ADSs for the underlying Parent Ordinary Shares and (E) that the Parent Ordinary Shares deposited by Parent with the custodian for the ADR Facility (the “Custodian”) shall be held by the Custodian for the benefit of the Depositary Bank, (ii) require the Depositary Bank to forward voting instructions and other shareholder communications (including notices, reports and solicitation materials) to the registered holders of Parent ADSs promptly following its receipt of such materials, (iii) include customary provisions for the distribution to holders of Parent ADSs of dividends, other distributions or the rights to participate in any rights offerings in each case received by the Custodian from Parent (or the U.S. dollars available to the Depositary Bank from the net proceeds of the sale of the foregoing) and (iv) not permit (x) except as required by applicable Law, any amendment that prejudices any right of Parent ADS holders or (y) any termination of the Deposit Agreement by Parent or the Depositary Bank, in the case under clause (x) or (y), on less than 30 days’ notice to holders of Parent ADSs. The Deposit Agreement shall not provide for (x) any right of Parent to withdraw Parent Ordinary Shares from the custody account maintained by the Custodian or (y) any fees to be imposed by the Depositary Bank upon holders of Parent ADSs in connection with the issuance of Parent ADSs in connection with the Transaction or the sale or transfer of such Parent ADSs on the NYSE or the NASDAQ. Parent shall cause the Parent ADSs to be eligible for settlement through DTC. The material terms of the Deposit Agreement and the Parent ADSs shall be described in the Form F-4.

(b) Parent shall cause (i) the Depositary Bank to issue a number of Parent ADSs sufficient to constitute the Merger Consideration, (ii) the Parent ADSs to be issued in connection with the Transactions to be approved for listing on the NYSE or the NASDAQ, subject to official notice of issuance, and (iii) the Parent Ordinary Shares underlying the Parent ADSs to be admitted to (x) listing on the Official List with a premium listing and to trading on the Premium Segment of the LSE’s Main Market for listed securities and (y) listing and trading on Euronext Amsterdam, in the case of each of clauses (x) and (y) only to the extent any Parent Ordinary Shares are then listed on such exchange.

(c) Parent shall prepare and file with the SEC a registration statement on an appropriate form, or a post-effective amendment to a registration statement previously filed under the Securities Act, with respect to the Parent ADSs subject to the Assumed Options and Assumed RSUs and, where applicable, shall use its reasonable best efforts to have such registration statement declared effective as of the First Effective Time and, to the extent required by applicable securities Law, to maintain the effectiveness of such registration statement covering the Assumed Options and Assumed RSUs (and to maintain the current status of the prospectus contained therein) for so long as the Assumed Options or Assumed RSUs remain outstanding

Section 5.16 Stock Exchange Delisting. Each of the Company and Parent agrees to cooperate with the other party in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from the NYSE and terminate its registration under the Exchange Act promptly after the First Effective Time; provided that such delisting and termination shall not be effective until the First Effective Time. The Company shall use its reasonable best efforts to file with or furnish to the SEC reports required to be so filed or furnished under the Exchange Act within the time periods required under the Exchange Act. If the Final Surviving Company is required to file any quarterly or annual report by a filing deadline that is imposed by the Exchange Act and which falls on a date within the ten (10) days following the Closing Date, the Company shall make available to Parent, at or prior to the Closing Date, a substantially final draft of any such annual or quarterly report reasonably likely to be required to be filed during such period.

Section 5.17 Intended Tax Treatment.

(a) None of Parent, Merger Sub, Merger Sub II, the Company, or their respective Affiliates shall knowingly take or omit to take any action if such action or failure to act would reasonably be expected to prevent or impede the Mergers from qualifying for the Intended Tax Treatment.

(b) Parent and the Company shall execute and deliver officer’s certificates containing appropriate representations at such time or times as may be reasonably requested by their respective outside counsel, including on or prior to the effective date of the Form F-4 and the Closing Date, for purposes of rendering opinions with respect to the tax treatment of the Mergers (the “Tax Representation Letters”). Each party hereto shall use reasonable best efforts not to take or cause to be taken any action which would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any portion of the Tax Representation Letters.

(c) Parent shall reasonably promptly notify the Company, and the Company shall reasonably promptly notify Parent, in each case if such party becomes aware of any non-public fact or circumstance that would reasonably be likely to prevent or impede the Mergers from qualifying for the Intended Tax Treatment.

(d) If the Company receives the opinion of Kirkland, in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, rendered on the basis of facts, representations and assumptions set forth in such opinion and the Tax Representation Letters, all of which are consistent with the state of facts existing as of the Second Effective Time, to the effect that the Mergers will qualify for the Intended Tax Treatment, the parties hereto agree to treat and report the Mergers for all Tax purposes (including on all applicable Tax Returns) as qualifying for the Intended Tax Treatment.

(e) In the event that the Mergers would reasonably be expected to fail to qualify for the Intended Tax Treatment, the parties hereto agree (i) to cooperate in good faith to explore alternative structures that would permit the transactions contemplated hereby to qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) if each party to this Agreement in the exercise of its reasonable business discretion agrees to pursue such an alternative structure, the parties hereto shall enter into an appropriate amendment to this Agreement to reflect such alternative structure and provide for such other changes necessitated thereby; provided, however, that failure of the parties hereto to agree to an alternative structure shall not cause any condition to Closing set forth herein not to be satisfied or otherwise cause any breach of this Agreement; and provided, further, that any actions taken pursuant to this Section 5.17(e) (x) shall not (A) without the consent of the Company and Parent, alter or change the amount, nature or mix of the Merger Consideration (or the consideration payable to holders of Options and Company RSUs pursuant to Section 2.4) or (B) impose any material economic or other costs on Parent or the Company and (y) shall be capable of consummation without material delay in relation to the structure contemplated herein.

(f) The parties hereto acknowledge and agree that the provisions of this Section 5.17, including implementation of an alternative structure under Section 5.17(e) above, shall not be a condition to Closing or create any independent conditions to closing.

Section 5.18 Treatment of Indebtedness.

(a) From the date of this Agreement until the earlier of the First Effective Time and the termination of this Agreement in accordance with Section 7.1, if and to the extent reasonably requested by Parent, the Company shall, subject to Section 5.18(b), provide reasonable cooperation to Parent, Merger Sub and Merger Sub II in either (i) arranging for the termination of (x) the indenture listed in Section 3.16(a)(iii) of the Company

Disclosure Schedule and (y) the credit agreement listed in Section 3.16(a)(iii) of the Company Disclosure Schedule (collectively, “Existing Debt Documents”) (and the related repayment or redemption thereof, or, with respect to outstanding letters of credit, the cash collateralization thereof or the assisting with obtaining any “backstop” letters of credit with respect thereto) at the First Effective Time (or such other date thereafter as agreed to by Parent and the Company), which repayment, redemption, cash collateralization or providing of “backstop” letters of credit shall be the sole responsibility of Parent, and the procurement of customary payoff letters and other customary release documentation in connection therewith or (ii) obtaining any consents required under any Existing Debt Documents to permit the consummation of the Transactions thereunder and obtaining any amendments to or other consents under the Existing Debt Documents as may be reasonably requested by Parent in connection with the Transactions (provided that, so long as the Company shall have reasonably cooperated in connection therewith, it shall bear no responsibility for any failure to so obtain such consents or amendments), including in the case of each of clauses (i) and (ii), if reasonably requested by Parent, the Company shall, and shall cause its Subsidiaries to, execute and deliver such customary notices, agreements, documents or instruments reasonably necessary in connection therewith.

(b) Notwithstanding anything in this Section 5.18 to the contrary, in no event shall the Company, any of its Subsidiaries or any of its officers, employees, advisors and other Representatives be required in connection with its obligations under Section 5.18(a) to (i) incur or agree to incur any out-of-pocket expenses unless they are promptly reimbursed by Parent, (ii) incur or agree to incur any commitment, tender, consent or amendment fee or any fee similar to any of the foregoing unless Parent provides the funding to the Company therefor, (iii) amend, repay, redeem or terminate or agree to amend, repay, redeem or terminate any Existing Debt Document, which amendment, repayment, redemption or termination is not conditioned on the Closing, or provide notice of any redemption, which redemption is not conditioned on the Closing, (iv) incur any liability in connection therewith prior to the Closing Date unless contingent upon the occurrence of the Closing, (v) take any actions that the Company reasonably believes could (A) violate the Company Charter Documents or any of its Subsidiaries’ certificate of incorporation or bylaws (or comparable documents), (B) violate any applicable Law, (C) constitute a default or violation under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of the Company or any of its Subsidiaries or to a loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of, any Contract, or (D) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, (vi) fund any repayment, redemption, cash collateralization or provide any “backstop” letters of credit prior to the Closing, (vii) take, or commit to take, any action to authorize or approve, or execute or deliver any agreement, certificate or other document related to the Existing Debt Documents unless (A) such Person will continue to serve as a director or manager or officer, as the case may be, after the Closing and (B) the effectiveness of such authorization or approval or agreement, certificate or other document is expressly made contingent upon the occurrence of the Closing, or (viii) result in any of the Company’s or any of its Subsidiaries’ Representatives incurring any personal liability. Parent shall defend, indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from, against and in respect of any and all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) resulting from or incurred in connection with the cooperation required pursuant to Section 5.18(a) or any information utilized in connection therewith. Notwithstanding Section 5.18(a) or anything in this Agreement to the contrary, each of the parties hereto agrees that it is not a condition to the Closing that any payoff letters, consents, amendments or other related or similar actions described in Section 5.18(a) be obtained.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligations of each party hereto to effect the Mergers shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the First Effective Time of the following conditions:

(a) Stockholder Approvals. Each of the Company Stockholder Approval and the Parent Shareholder Approval shall have been obtained.

(b) Regulatory Approvals. (i) All waiting periods (and any extensions thereof) applicable to the Mergers under the HSR Act shall have been terminated or shall have expired, (ii) CMA Clearance shall have been obtained and (iii) CFIUS Approval shall have been obtained, in the case of each of clauses (i) through (iii), without the imposition of any terms, conditions or consequences that would, taken together with all actions undertaken with respect to the matters contemplated by Section 5.5, reasonably be expected to result in a Regulatory Material Adverse Effect.

(c) No Injunctions or Restraints. No applicable Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority of competent jurisdiction (collectively, “Restraints”) shall be in effect enjoining, restraining, preventing or prohibiting consummation of the Transactions or making the consummation of the Transactions illegal.

(d) Listing. (i) The Parent ADSs issuable as the Merger Consideration shall have been approved for listing on the NYSE or the NASDAQ, subject only to official notice of issuance; (ii) the Parent Ordinary Shares underlying the Parent ADSs issuable as the Merger Consideration shall have been admitted (or the application for such admission shall have been approved), subject only to issuance, to (A) listing on the Official List with a premium listing and to trading on the Premium Segment of the LSE’s Main Market for listed securities and (B) listing and trading on Euronext Amsterdam, in the case of each of clauses (A) and (B) only to the extent any Parent Ordinary Shares are then listed on such exchange; and (iii) the Parent ADSs shall have become eligible for settlement through DTC.

(e) Form F-4; Parent Prospectus. The Form F-4 and the Form F-6 shall have each been declared effective by the SEC under the Securities Act, and the Form 8-A shall have become effective under the Exchange Act, and no stop order suspending the effectiveness of the Form F-4, the Form F-6 or the Form 8-A shall have been issued by the SEC and remain in effect and no proceedings for that purpose shall have been initiated or threatened by the SEC. All necessary approvals or consents of the AFM and the FCA, in each case if then applicable, with respect to the Parent Prospectus shall have been obtained and shall be in full force and effect and, if then applicable, the AFM’s approval of the Parent Prospectus shall have been notified to the FCA in accordance with the Prospectus Regulation and applicable Law.

Section 6.2 Conditions to Obligations of Parent, Merger Sub and Merger Sub II. The obligations of Parent, Merger Sub and Merger Sub II to effect the Mergers are further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the First Effective Time of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of the Company contained in: (i) Section 3.1(a) (Organization, Standing and Corporate Power), Section 3.3 (Authority; Noncontravention), Section 3.18 (Opinion of Financial Advisor), Section 3.19 (Brokers and Other Advisors) and Section 3.20 (Company Stockholder Approval) shall be true and correct in all material respects, in each case as of the First Effective Time with the same effect as though made on and as of the First Effective Time (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) Section 3.2(a) and

Section 3.2(b) (Capitalization) shall be true and correct in all respects, in each case as of the First Effective Time with the same effect as though made on and as of the First Effective Time (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except for any de minimis inaccuracies (taking into account the size of the Company); and (iii) the other representations and warranties of the Company contained in Article III shall be true and correct, disregarding all qualifications and exceptions contained therein relating to materiality or Company Material Adverse Effect, in each case as of the First Effective Time with the same effect as though made on and as of the First Effective Time (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except, in the case of this clause (iii), where the failure to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Absence of Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any Company Material Adverse Effect.

(d) Company Certificate. The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed on its behalf by its Chief Executive Officer, Chief Financial Officer or General Counsel, certifying to the effect that the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c) have been satisfied.

Section 6.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Mergers is further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the First Effective Time of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Parent, Merger Sub and Merger Sub II contained in: (i) Section 4.1(a) (Organization, Standing and Corporate Power), Section 4.3 (Authority; Noncontravention), Section 4.16 (Brokers and Other Advisors) and Section 4.19 (Parent Shareholder Approval) shall be true and correct in all material respects, in each case as of the First Effective Time with the same effect as though made on and as of the First Effective Time (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) Section 4.2(a) and Section 4.2(b) (Capitalization) shall be true and correct in all respects, in each case as of the First Effective Time with the same effect as though made on and as of the First Effective Time (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except for any de minimis inaccuracies (taking into account the size of Parent); and (iii) the other representations and warranties of Parent, Merger Sub and Merger Sub II contained in Article IV shall be true and correct, disregarding all qualifications and exceptions contained therein relating to materiality or Parent Material Adverse Effect, in each case as of the First Effective Time with the same effect as though made on and as of the First Effective Time (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except, in the case of this clause (iii), where the failure to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent, Merger Sub and Merger Sub II. Parent, Merger Sub and Merger Sub II shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date.

(c) Absence of Parent Material Adverse Effect. Since the date of this Agreement, there shall not have been any Parent Material Adverse Effect.

(d) Parent Certificate. Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed on its behalf by its Chief Executive Officer or Chief Financial Officer, certifying to the effect that the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c) have been satisfied.

Section 6.4 Frustration of Closing Conditions. None of the Company, Parent, Merger Sub or Merger Sub II may rely on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such party’s breach of or failure to perform any of its obligations under this Agreement.

ARTICLE VII

TERMINATION

Section 7.1 Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the First Effective Time, whether before or after receipt of the Company Stockholder Approval or the Parent Shareholder Approval, as applicable:

(a) by the mutual written consent of the Company and Parent; or

(b) by either of the Company or Parent:

(i) if the First Effective Time shall not have occurred on or before June 10, 2021 (as such date is extended pursuant to the following proviso, as applicable, the “End Date”); provided, however, that if the Closing has not occurred by such date and on such date the conditions set forth in (x) Section 6.1(b) or (y) Section 6.1(c) if the Restraint relates to or is based on any Antitrust Law or the DPA, have not been satisfied or waived and each of the other conditions to consummation of the Mergers set forth in Article VI has been satisfied, waived or remains capable of satisfaction as of such date, then the End Date shall automatically be extended to September 10, 2021; provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to a party hereto if the failure of the First Effective Time to have occurred on or before the End Date was due, in whole or in part, to a breach by such party of its representations and warranties set forth in this Agreement or the failure by such party to perform any of its obligations under this Agreement; or

(ii) if any Restraint having the effect set forth in Section 6.1(c) shall be in effect and shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to a party hereto if the issuance of such final, non-appealable Restraint was due, in whole or in part, to such party’s failure to perform any of its obligations under this Agreement, including any of its obligations pursuant to Section 5.5; or

(iii) if the Company Stockholders Meeting (including any postponement, adjournment or recess thereof) shall have concluded and the Company Stockholder Approval contemplated by this Agreement shall not have been obtained; or

(iv) if the Parent Shareholders Meeting (including any cancellation and reconvention thereof) shall have concluded and the Parent Shareholder Approval contemplated by this Agreement shall not have been obtained; or

(c) by Parent:

(i) if the Company shall have breached or failed to perform any of its covenants or agreements set forth in this Agreement, or if any of the representations or warranties of the Company contained in this Agreement fails to be true and correct, which breach or failure (A) would give rise to the failure of the conditions set forth in Section 6.2(a) or Section 6.2(b), and (B) is not reasonably capable of being cured by the Company by the End Date or, if reasonably capable of being cured, shall not have been cured within thirty (30) calendar days following receipt of written notice from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(c)(i) and the basis for such termination; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if it is then in material breach of any representation, warranties, covenants or other agreements hereunder, which breach would give rise to the failure of the conditions set forth in Section 6.3(a) or Section 6.3(b); or

(ii) if prior to obtaining the Company Stockholder Approval, the Company Board (or any duly authorized committee thereof) shall have effected a Company Adverse Recommendation Change; provided that Parent shall no longer have the right to terminate this Agreement pursuant to this Section 7.1(c)(ii) after the Company Stockholder Approval has been obtained; or

(iii) prior to obtaining the Parent Shareholder Approval, in order to enter into a Parent Alternative Acquisition Agreement, in accordance with Section 5.4; provided that the right to terminate this Agreement pursuant to this Section 7.1(c)(iii) shall not be available to Parent unless Parent pays, has paid or causes to be paid, the Termination Fee to the Company in accordance with Section 7.4(a) (provided that the Company shall have provided wiring instructions for such payment or, if not, then such payment shall be paid promptly following delivery of such instructions); it being understood that Parent may enter into a Parent Alternative Acquisition Agreement simultaneously with the termination of this Agreement pursuant to this Section 7.1(c)(iii); or

(d) by the Company:

(i) if Parent, Merger Sub or Merger Sub II shall have breached or failed to perform any of its covenants or agreements set forth in this Agreement, or if any of the representations or warranties of Parent, Merger Sub or Merger Sub II contained in this Agreement fails to be true and correct, which breach or failure (A) would give rise to the failure of the conditions set forth in Section 6.3(a) or Section 6.3(b), and (B) is not reasonably capable of being cured by Parent, Merger Sub or Merger Sub II by the End Date or, if reasonably capable of being cured, shall not have been cured within thirty (30) calendar days following receipt of written notice from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(d)(i) and the basis for such termination; provided, however, that Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if it is then in material breach of any representation, warranties, covenants or other agreements hereunder, which breach would give rise to the failure of the conditions set forth in Section 6.2(a) or Section 6.2(b); or

(ii) if prior to obtaining the Parent Shareholder Approval, the Parent Boards (or any duly authorized committee thereof) shall have effected a Parent Adverse Recommendation Change; provided that the Company shall no longer have the right to terminate this Agreement pursuant to this Section 7.1(d)(ii) after the Parent Shareholder Approval has been obtained; or

(iii) prior to obtaining the Company Stockholder Approval, in order to enter into a Company Alternative Acquisition Agreement, in accordance with Section 5.3; provided that the right to terminate this Agreement pursuant to this Section 7.1(d)(iii) shall not be available to the Company unless the Company pays, has paid or causes to be paid, the Termination Fee to Parent in accordance with Section 7.3(a) (provided that Parent shall have provided wiring instructions for such payment or, if not, then such payment shall be paid promptly following delivery of such instructions); it being understood that the Company may enter into a Company Alternative Acquisition Agreement simultaneously with the termination of this Agreement pursuant to this Section 7.1(d)(iii).

Section 7.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall be given to the other party or parties hereto, specifying the provision of this Agreement pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Article VII, Article VIII and the last sentence of Section 5.7(a), all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Merger Sub, Merger Sub II or the Company or their respective former, current or future direct or indirect equity holders, general or limited partners, controlling persons, stockholders, members, managers, directors, officers, employees, agents, affiliates, assignees or other Representatives; provided, however, that, subject to Section 7.3 and Section 7.4 (including the limitations on liability contained therein), neither Parent nor the Company shall be relieved or released from any liabilities or damages arising out of fraud or a Willful and Material Breach.

Section 7.3 Payment of Termination Fee by the Company.

(a) In the event that this Agreement is terminated by the Company pursuant to Section 7.1(d)(iii), the Company shall pay or cause to be paid, as directed by Parent, the Termination Fee substantially concurrently with the termination of this Agreement.

(b) In the event that this Agreement is terminated by Parent pursuant to Section 7.1(c)(ii), the Company shall pay or cause to be paid, as directed by Parent, the Termination Fee within two (2) Business Days of such termination.

(c) In the event that (i) this Agreement is terminated (A) by Parent or the Company pursuant to Section 7.1(b)(i) or Section 7.1(b)(iii) or (B) by Parent pursuant to Section 7.1(c)(i), (ii) a bona fide Company Takeover Proposal shall have been made known to the Company Board or the Company or publicly disclosed after the date hereof and prior to the date of (x) the Company Stockholders Meeting (in the event of a termination pursuant to Section 7.1(b)(iii)) or (y) termination of this Agreement (in the event of a termination pursuant to Section 7.1(b)(i) or Section 7.1(c)(i)), and not abandoned or withdrawn (which abandonment or withdrawal shall be public if such Company Takeover Proposal has been publicly disclosed) prior to (1) the date of the Company Stockholders Meeting (in the event of a termination pursuant to Section 7.1(b)(iii)) or (2) the termination of this Agreement (in the event of a termination pursuant to Section 7.1(b)(i) or Section 7.1(c)(i)) and (iii) within twelve (12) months of the date this Agreement is terminated, the Company consummates any Company Takeover Proposal or enters into a definitive written agreement with respect to any Company Takeover Proposal that is subsequently consummated (provided that for purposes of clause (iii) of this Section 7.3(c), the references to “20%” in the definition of “Company Takeover Proposal” shall be deemed to be references to “50%”), then the Company shall pay or cause to be paid as directed by Parent the Termination Fee within two (2) Business Days following the consummation of such transaction.

(d) Notwithstanding the foregoing or anything in this Agreement to the contrary, in no event shall the Company be required to pay the Termination Fee pursuant to this Section 7.3 on more than one occasion. Notwithstanding anything to the contrary in this Agreement, in circumstances where the Termination Fee is payable by the Company in accordance with Section 7.3(a), Section 7.3(b) or Section 7.3(c), Parent’s receipt of the Termination Fee (if received) from or on behalf of the Company, together with any amounts paid pursuant to the third and fourth sentences of Section 7.3(e), shall be Parent’s and the Merger Subs’ sole and exclusive remedy (whether based in contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise) against the Company and its Subsidiaries and any of their respective former, current or future direct or indirect equity holders, general or limited partners, controlling persons, stockholders, members, managers, directors, officers, employees, agents, affiliates, assignees or other Company Representatives for all losses and damages suffered as a result of the failure of the Merger or the other transactions contemplated by this Agreement to be consummated, for any breach or failure to perform hereunder or otherwise, and upon payment of such amount, no such Person shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby.

(e) Any amount that becomes payable pursuant to this Section 7.3 shall be paid by wire transfer of immediately available funds to an account designated by Parent and shall be reduced by any amounts required to be deducted or withheld therefrom under applicable Law in respect of Taxes; provided that each of Parent and the Company shall use its reasonable best efforts to reduce or eliminate the deduction and withholding of any such amounts. The parties hereto acknowledge that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated hereby, that, without these agreements, the parties would not enter into this Agreement and that any amounts payable pursuant to this Section 7.3 do not constitute a penalty. Accordingly, if the Company fails to promptly pay any amount due pursuant to this Section 7.3, the Company shall also pay any out-of-pocket costs and expenses (including reasonable legal fees and expenses) incurred by Parent entitled to such payment in connection with a legal action to enforce this Agreement that results in a judgment for such amount against the Company. Any amount not paid when due pursuant to this Section 7.3 shall bear interest from the date such amount is due until the date paid at a rate equal to the prime rate as published in The Wall Street Journal in effect on the date of such payment. Each of Parent and the Company shall take the position that any amount payable pursuant to this Section 7.3 is not subject to (reverse charge) value added Tax, and shall act in a manner consistent therewith (including filing Tax Returns consistent therewith and using reasonable best efforts to contest any contrary position in a Tax audit or similar proceeding). In no event shall any (reverse charge) value added Tax be deducted from any amount payable pursuant to this Section 7.3 and no party hereto shall be under any obligation to reimburse any other party hereto for any (reverse charge) value added Tax levied from or due by such other party.

Section 7.4 Payment of Termination Fee by Parent.

(a) In the event that this Agreement is terminated by Parent pursuant to Section 7.1(c)(iii), Parent shall pay or cause to be paid, as directed by the Company, the Termination Fee substantially concurrently with the termination of this Agreement.

(b) In the event that this Agreement is terminated by the Company pursuant to Section 7.1(d)(ii), Parent shall pay or cause to be paid, as directed by the Company, the Termination Fee within two (2) Business Days of such termination.

(c) In the event that (i) this Agreement is terminated (A) by Parent or the Company pursuant to Section 7.1(b)(i) or Section 7.1(b)(iv) or (B) by the Company pursuant to Section 7.1(d)(i), (ii) a bona fide Parent Takeover Proposal shall have been made known to the Parent Boards or Parent or publicly disclosed after the date hereof and prior to the date of (x) the Parent Shareholders Meeting (in the event of a termination pursuant to Section 7.1(b)(iv)) or (y) termination of this Agreement (in the event of a termination pursuant to Section 7.1(b)(i) or Section 7.1(d)(i)), and not abandoned or withdrawn (which abandonment or withdrawal shall be public if such Parent Takeover Proposal has been publicly disclosed) prior to (1) the date of the Parent Shareholders Meeting (in the event of a termination pursuant to Section 7.1(b)(iv)) or (2) the termination of this Agreement (in the event of a termination pursuant to Section 7.1(b)(i) or Section 7.1(d)(i)) and (iii) within twelve (12) months of the date this Agreement is terminated, Parent consummates any Parent Takeover Proposal or enters into a definitive written agreement with respect to any Parent Takeover Proposal that is subsequently consummated (provided that for purposes of clause (iii) of this Section 7.4(c), the references to “20%” in the definition of “Parent Takeover Proposal” shall be deemed to be references to “50%”), then Parent shall pay or cause to be paid as directed by the Company the Termination Fee within two (2) Business Days following the consummation of such transaction.

(d) Notwithstanding the foregoing or anything in this Agreement to the contrary, in no event shall Parent be required to pay the Termination Fee pursuant to this Section 7.4 on more than one occasion. Notwithstanding anything to the contrary in this Agreement, in circumstances where the Termination Fee is payable by Parent in accordance with Section 7.4(a), Section 7.4(b) or Section 7.4(c), the Company’s receipt of the Termination Fee (if received) from or on behalf of Parent, together with any amounts paid pursuant to the third and fourth sentences of Section 7.4(e), shall be the Company’s sole and exclusive remedy (whether based in contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise) against Parent and its Subsidiaries (including the Merger Subs) and any of their respective former, current or future direct or indirect equity holders, general or limited partners, controlling persons, stockholders, members, managers, directors, officers, employees, agents, affiliates, assignees or other Parent Representatives for all losses and damages suffered as a result of the failure of the Merger or the other transactions contemplated by this Agreement to be consummated, for any breach or failure to perform hereunder or otherwise, and upon payment of such amount, no such Person shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby.

(e) Any amount that becomes payable pursuant to Section 7.4 shall be paid by wire transfer of immediately available funds to an account designated by Parent and shall be reduced by any amounts required to be deducted or withheld therefrom under applicable Law in respect of Taxes; provided that each of Parent and the Company shall use its reasonable best efforts to reduce or eliminate the deduction and withholding of any such amounts. The parties hereto acknowledge that the agreements contained in this Section 7.4 are an integral part of the transactions contemplated hereby, that, without these agreements, the parties would not enter into this Agreement and that any amounts payable pursuant to this Section 7.4 do not constitute a penalty. Accordingly, if Parent fails to promptly pay any amount due pursuant to this Section 7.4, Parent shall also pay any out-of-pocket costs and expenses (including reasonable legal fees and expenses) incurred by the Company entitled to such payment in connection with a legal action to enforce this Agreement that results in a judgment for such amount against Parent. Any amount not paid when due pursuant to this Section 7.4 shall bear interest from the date such amount is due until the date paid at a rate equal to the prime rate as published in The Wall Street Journal in effect on the date of such payment. Each of Parent and the Company shall take the position that any amount payable pursuant to this Section 7.4 is not subject to (reverse charge) value added Tax, and shall act in a manner consistent therewith (including filing Tax Returns consistent therewith and using reasonable best efforts to contest any contrary position in a Tax audit or similar proceeding). In no event shall any (reverse charge) value added Tax be deducted from any amount payable pursuant to this Section 7.4 and no party hereto shall be under any obligation to reimburse any other party hereto for any (reverse charge) value added Tax levied from or due by such other party.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 No Survival of Representations and Warranties. None of the representations, warranties and covenants in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the First Effective Time except for the covenants and agreements set forth in Section 5.9, Article I, and Article II and any other covenant or agreement of the parties that by its terms contemplates performance in whole or in part after the First Effective Time. The Confidentiality Agreement shall (a) survive termination of this Agreement in accordance with its terms and (b) terminate as of the First Effective Time.

Section 8.2 Fees and Expenses. Except as expressly provided in this Agreement (including Section 7.3 and Section 7.4), whether or not the Mergers are consummated, all fees and expenses incurred in connection with the Mergers, this Agreement and the transactions contemplated hereby shall be paid by the party hereto incurring or required to incur such fees or expenses; provided that Parent shall (a) pay all transfer, documentary, sales, use, stamp, registration and other similar Taxes incurred in connection with the transactions contemplated by Article II and (b) pay or cause to be paid the filing fee for the CFIUS joint voluntary notice pursuant to Subpart K of 31 C.F.R. part 800.

Section 8.3 Amendment or Supplement. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective boards of directors, at any time before or after approval of the matters presented in connection with the Mergers by the stockholders of the Company or the shareholders of Parent, but, after any such approval, no amendment shall be made which by Law requires further approval by such stockholders or shareholders or which reduces the Merger Consideration or adversely affects the holders of Company Common Stock, without approval by such holders.

Section 8.4 Waiver. At any time prior to the First Effective Time, any party hereto may, to the extent permitted by applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) waive compliance by any other party hereto with any of the agreements contained herein or, except as otherwise provided herein, waive any of the conditions to such party’s obligation to effect the Mergers, except that, after obtaining the Company Stockholder Approval or the Parent Shareholder Approval, as applicable, there may not be, without further approval of such stockholders or shareholders, as applicable, any extension or waiver of this Agreement or any portion hereof which by Law requires further approval by such stockholders or shareholders or which reduces the Merger Consideration or adversely affects the holders of Company Common Stock, without approval by such holders. Notwithstanding the foregoing, no failure or delay by the Company, Parent, Merger Sub or Merger Sub II in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 8.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto. No assignment by any party hereto shall relieve such party of any of its obligations hereunder. Subject to the preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 8.5 shall be null and void.

Section 8.6 Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by electronic communication, facsimile or otherwise) to the other parties. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto, it being understood and agreed that all parties hereto need not sign the same counterpart. Signatures to this Agreement transmitted by electronic mail in PDF form, or by any other electronic means designed to preserve the original graphic and pictorial appearance of a document (including DocuSign), will be deemed to have the same effect as physical delivery of the paper document bearing the original signatures.

Section 8.7 Entire Agreement; Third-Party Beneficiaries. This Agreement, including the Company Disclosure Schedule and Parent Disclosure Schedule, and the exhibits hereto, together with any other instruments delivered hereunder and the Confidentiality Agreement, (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties hereto, or any of them, with respect to the subject matter hereof and thereof and (b) except for, if the First Effective Time occurs, (i) the rights of the holders of Shares, Options and Company RSUs to receive the Merger Consideration and the consideration payable pursuant to Section 2.4 and Section 2.5, as applicable, at the First Effective Time and (ii) the provisions of Section 5.9, is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 8.8 Governing Law; Jurisdiction.

(a) This Agreement, and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware, except that any provisions of this Agreement which expressly relate to the fiduciary duties of directors which arise under the laws of the Netherlands shall be governed by, and construed in accordance with, the laws of the Netherlands.

(b) Each party hereto hereby agrees that all actions and proceedings arising out of or relating to this Agreement or the agreements delivered in connection herewith or the Transactions or for recognition or enforcement of any judgment relating thereto shall be heard and determined in the Chancery Court of the State of Delaware and any state appellate court therefrom sitting in New Castle County in the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) and each party hereto irrevocably and unconditionally agrees that (i) it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (ii) it will not commence any such action or proceeding except in such courts, (iii) it will waive, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts, (iv) it will waive, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts and (v) a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(c) Each party hereto irrevocably consents to the service of summons and complaint and any other process whether inside or outside the territorial jurisdiction of the courts referred to in this Section 8.8 in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the Transactions or for recognition or enforcement of any judgment relating thereto by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to this Article VIII. However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method.

(d) Parent shall, no later than ten (10) Business Days following the date of this Agreement, irrevocably appoint in accordance with applicable Law a registered agent for service of process in the State of Delaware to accept and acknowledge service of any and all processes against it in any Action by a party hereto permitted under the terms of this Agreement, with the same effect as if Parent had been lawfully served with such process in such jurisdiction and shall maintain such an agent for service of process until the First Effective Time, and Parent waives all claims of error by reason of such service; provided that the party hereto effecting such service shall also deliver a copy thereof on the date of such service to the other parties hereto by email in accordance with Section 8.11. Parent shall confirm such irrevocable appointment and communicate the identity and address of such registered agent to the Company within two (2) Business Day of such irrevocable appointment.

Section 8.9 WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY HERETO WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.9.

Section 8.10 Specific Enforcement. The parties hereto agree that irreparable damage would occur for which monetary damages, even if available, would not be an adequate remedy in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement, including the right of a party hereto to cause the other parties hereto to consummate the Mergers and the other transactions contemplated hereby, this being in addition to any other remedy to which they are entitled at law or in equity. The parties hereto further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable Law or inequitable for any reason. In the event any party hereto seeks any remedy referred to in this Section 8.10, such party shall not be required to prove damages or obtain, furnish, provide or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.10 and each party hereto waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing, providing or posting of any such bond or similar instrument. The parties hereto further agree that (a) by seeking the remedies provided for in this Section 8.10, a party hereto shall not in any respect waive its right to seek any other form of relief that may be available to a party hereto under this Agreement, including, subject to Section 7.2, monetary damages in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 8.10 are not available or otherwise are not granted, and (b) nothing contained in this Section 8.10 shall require any party hereto to institute any proceeding for (or limit such party’s right to institute any proceeding for) specific performance under this Section 8.10 before exercising any termination right under Section 7.1 (or pursuing damages after such termination), nor shall the commencement of any action pursuant to this Section 8.10 or anything contained in this Section 8.10 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Section 7.1 or pursue any other remedies under this Agreement that may be available then or thereafter. For the avoidance of doubt, in no event shall the Company or Parent be entitled to both (i) specific performance to cause the other party to consummate the Transactions and (ii) the payment of the Termination Fee.

Section 8.11 Notices. All notices, requests and other communications to any party hereto hereunder shall be in writing and shall be deemed given if (i) emailed (which is confirmed), (ii) delivered personally (which is confirmed) with a copy by email or (iii) sent by overnight courier (providing proof of delivery) with a copy by email to the parties at the following addresses:

If to Parent, Merger Sub or Merger Sub II, to:

Just Eat Takeaway.com N.V.

Oosterdoksstraat 80

1011 DK Amsterdam

The Netherlands

Attention:    Sophie Versteege

Email:          sophie.versteege@takeaway.com

with a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Attention:    G.J. Ligelis Jr.

Email:          gligelisjr@cravath.com

and

De Brauw Blackstone Westbroek N.V.

Claude Debussylaan 80

1082 MD Amsterdam

The Netherlands

Attention: Klaas de Vries

Email:      klaas.devries@debrauw.com

If to the Company, to:

Grubhub Inc.

5 Bryant Park, 15th Floor

New York, NY 10018

Attention:    Maggie Drucker, Chief Legal Officer and Secretary

Email:          mdrucker@grubhub.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention:    Daniel Wolf

 Laura Sullivan

Email:          daniel.wolf@kirkland.com

 laura.sullivan@kirkland.com

and

NautaDutilh N.V.

Beethovenstraat 400

1082 PR Amsterdam

The Netherlands

Attention:     Stefan Wissing

Email:           stefan.wissing@nautadutilh.com

or such other U.S. address or email address as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 8.12 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision of this Agreement is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law.

Section 8.13 Definitions. As used in this Agreement, the following terms shall have the meanings ascribed to them below:

“Acceptable Confidentiality Agreement” shall mean a customary confidentiality agreement (which need not contain standstill provisions), joint defense agreement, clean team agreement or common interest agreement containing provisions that are no less favorable in the aggregate to the Company or Parent, as applicable, than those contained in the Confidentiality Agreement (other than that it need not contain standstill provisions) or any joint defense agreement, clean team agreement or common interest agreement between Parent and the Company (as applicable), with any changes thereto as may be reasonably necessary to give effect to the identity of the party; provided that an Acceptable Confidentiality Agreement may include provisions that are less favorable in the aggregate to the Company or Parent, as applicable, than those contained in the Confidentiality Agreement or any joint defense agreement, clean team agreement or common interest agreement between Parent and the Company (as applicable), so long as the Company or Parent, as applicable, offers to amend the Confidentiality Agreement, or any joint defense agreement, clean team agreement or common interest agreement between Parent and the Company (as applicable), concurrently with execution of such Acceptable Confidentiality Agreement to include substantially similar provisions for the benefit of the parties thereto.

“Action” shall have the meaning set forth in Section 3.7.

“ADR” shall have the meaning set forth in Section 5.15(a).

“ADR Facility” shall have the meaning set forth in Section 5.15(a).

“Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise; provided, however, that for purposes of this Agreement, the Persons listed on Section 5.4(f) of the Parent Disclosure Schedule shall be deemed not to be Affiliates of Parent.

“AFM” shall have the meaning set forth in Section 4.4.

“Agreement” shall have the meaning set forth in the Preamble.

“Anti-Corruption Laws” shall have the meaning set forth in Section 3.22.

“Antitrust Laws” shall have the meaning set forth in Section 5.5(a).

“Assumed Option” shall have the meaning set forth in Section 2.4(a).

“Assumed RSU” shall have the meaning set forth in Section 2.4(b).

“Balance Sheet Date” shall have the meaning set forth in Section 3.5(f).

“Bankruptcy and Equity Exception” shall have the meaning set forth in Section 3.3(a).

“Board Nominations” shall have the meaning set forth in Section 4.19.

“Board Nominee Approval” shall have the meaning set forth in Section 4.19.

“Book-Entry Shares” shall have the meaning set forth in Section 2.1(c)(ii).

“Business Day” shall mean a day except a Saturday, a Sunday or other day on which the SEC or banks in any of the City of New York, United States of America, London, The United Kingdom or Amsterdam, The Netherlands are authorized or required by Law to be closed.

“CARES Act” shall mean the Coronavirus Aid, Relief and Economic Security Act, as signed into law by the President of the United States on March 27, 2020.

“CDIs” shall have the meaning set forth in Section 2.6(a).

“Certificate” shall have the meaning set forth in Section 2.1(c)(ii).

“CFIUS” shall have the meaning set forth in Section 4.4.

“CFIUS Approval” shall mean (i) a written notification (including by email) issued by CFIUS that it has determined that the Transactions are not a “covered transaction” and not subject to review by CFIUS under applicable Law, (ii) a written notification (including by email) issued by CFIUS that it has concluded all action under the DPA and determined that there are no unresolved national security concerns with respect to the Transactions or (iii) if CFIUS has sent a report to the President of the United States (the “President”) requesting the President’s decision and either (A) the President shall have notified the parties hereto of his determination not to use his powers pursuant to the DPA to suspend or prohibit the consummation of the Transactions or (B) the fifteen (15) days allotted for presidential action under the DPA shall have passed without any determination by the President.

“Claim” shall have the meaning set forth in Section 5.9(a).

“Clayton Act” shall mean the Clayton Act of 1914.

“Closing” shall have the meaning set forth in Section 1.2.

“Closing Date” shall have the meaning set forth in Section 1.2.

“Closing VWAP” shall mean the volume-weighted average price of Parent Ordinary Shares (as reported by Bloomberg) on the LSE for the five (5) trading days immediately prior to the Closing Date.

“CMA” shall mean the United Kingdom Competition and Markets Authority.

“CMA Briefing Note” shall have the meaning set forth in Section 5.5(b).

“CMA Clearance” shall mean the earliest of (a) the CMA having indicated (whether orally or in writing) to Parent in response to the CMA Briefing Note that the CMA has no further questions as at the date of that response; (b) in the event that the CMA does not respond to the CMA Briefing Note, the CMA not having given notice of the launch of a merger inquiry into the Transactions within eight (8) weeks of submission of the CMA Briefing Note; (c) the CMA having issued a decision that the Transactions will not be subject to a Phase 2 CMA Reference under section 33 of the Enterprise Act of 2002; (d) the period for the CMA considering a merger notice under section 96 of the Enterprise Act 2002 having expired without a Phase 2 CMA Reference being made; or (e) where the Transactions have been subject to a Phase 2 CMA Reference, the CMA allowing the Transactions to proceed whether or not subject to Restrictions.

“Code” shall have the meaning set forth in the recitals.

“Company” shall have the meaning set forth in the Preamble.

“Company Adverse Recommendation Change” shall have the meaning set forth in Section 5.3(c).

“Company Alternative Acquisition Agreement” shall have the meaning set forth in Section 5.3(d).

“Company Board” shall mean the board of directors of the Company.

“Company Board Recommendation” shall have the meaning set forth in Section 3.3(c).

“Company Capitalization Date” shall have the meaning set forth in Section 3.2(a).

“Company Charter Documents” shall have the meaning set forth in Section 3.1(c).

“Company Common Stock” shall have the meaning set forth in Section 2.1.

“Company Disclosure Schedule” shall have the meaning set forth in the Article III Preamble.

“Company Employees” shall have the meaning set forth in Section 5.12(a).

“Company Environmental Permits” shall have the meaning set forth in Section 3.12.

“Company Impairment Effect” shall have the meaning set forth in Section 3.1(a).

“Company Intervening Event” shall mean a material event or circumstance with respect to the Company or Parent or any of their respective Subsidiaries that was neither known nor reasonably foreseeable by the Company Board as of the date of this Agreement (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable by the Company Board as of the date of this Agreement), which event or circumstance, or any consequence thereof, becomes known to the Company Board prior to obtaining the Company Stockholder Approval; provided, however, that in no event shall any of the following constitute a Company Intervening Event or be taken into account in determining whether a Company Intervening Event has occurred: (i) the receipt, existence or terms of any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to, a Company Takeover Proposal or any matter relating thereto, (ii) any event or circumstance arising in connection with obtaining Regulatory Approvals, (iii) any change in the market price, or change in trading volume, of the capital stock of the Company or Parent (it being understood that the events or circumstances giving rise or contributing to such change may be deemed to constitute a Company Intervening Event or be taken into accounting in determining whether a Company Intervening Event has occurred) or (iv) the fact that the Company, Parent or any of their respective Subsidiaries exceeds or fails to meet internal, analysts’ or other earnings estimates or financial projections or forecasts for any period, or any changes in credit ratings and any changes in any analysts’ recommendations or ratings with respect to the Company, Parent or any of their respective Subsidiaries (it being understood that the events or circumstances giving rise or contributing thereto may be deemed to constitute a Company Intervening Event or be taken into accounting in determining whether a Company Intervening Event has occurred).

“Company IT Assets” shall have the meaning set forth in Section 3.13(f).

“Company Leased Real Property” shall mean all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in material real property held by the Company or any of its Subsidiaries.

“Company Leases” shall have the meaning set forth in Section 3.16(a)(x).

“Company Licensed IP” shall mean any and all Intellectual Property licensed or otherwise provided from any third Person to the Company or any of its Subsidiaries.

“Company Material Adverse Effect” shall mean any change, event, circumstance, occurrence, effect, development or state of facts (collectively, “Effects”) that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided that no Effect shall be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect to the extent arising out of, resulting from or relating to any of the following: (i) any Effect generally affecting any of the industries or markets in which the Company or its Subsidiaries operates; (ii) any promulgation or enactment of, implementation of, enforcement of, change in interpretation of, change in implementation of, or change in enforcement of, any Law or GAAP or governmental policy; (iii) general economic, regulatory or political conditions (or changes therein), including any governmental shutdown or slowdown, or conditions (or changes therein) in the financial, credit or securities markets (including changes in interest rates, currency exchange rates, monetary policy or fiscal policy), in any country or region in which the Company or any of its Subsidiaries conducts business; (iv) any acts of God, natural disasters, terrorism, armed hostilities, sabotage, war, curfews, riots, demonstrations or public disorders or any escalation or worsening of acts of terrorism, armed hostilities, war, riots, demonstrations or public disorders; (v) any epidemic, pandemic or disease outbreak (including COVID-19) or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations thereof following the date of this Agreement; (vi) the announcement, pendency of or performance of the Transaction, including by reason of the identity of Parent and including the impact of any of the foregoing on any relationships, contractual or otherwise, with customers, suppliers, distributors, collaboration partners, employees or regulators (provided that the exception set forth in this clause (vi) shall not apply with respect to the representation and warranty in Section 3.3(b) to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution, delivery or performance of this Agreement or the consummation of any of the Transactions and, to the extent related to such representation and warranty, the condition set forth in Section 6.2(a)); (vii) the taking of any action expressly required by the terms of this Agreement or taken at the written request of, or with the prior written consent of, Parent or Merger Subs; (viii) any change in the market price, or change in trading volume, of the capital stock of the Company (it being understood that the Effects giving rise or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect to the extent that they are not otherwise excluded by clauses (i) through (x) hereof); (ix) any failure by the Company or its Subsidiaries to meet internal, analysts’ or other earnings estimates or financial projections or forecasts for any period, or any changes in credit ratings and any changes in any analysts recommendations or ratings with respect to the Company or any of its Subsidiaries (it being understood that the Effects giving rise or contributing to such failure or change may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect to the extent that they are not otherwise excluded by clauses (i) through (x) hereof); and (x) any Transaction Litigation; except, in each of clauses (i) through (v), such Effect shall be taken into account in the determination of whether a Company Material Adverse Effect has occurred solely to the extent (and only to the extent) that such Effect materially and disproportionately affected the Company and its Subsidiaries relative to other participants in the industries in the same geographies in which the Company and its Subsidiaries operate.

“Company Material Contract” shall have the meaning set forth in Section 3.16(a).

“Company Owned IP” shall mean any and all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Pension Plan” shall have the meaning set forth in Section 3.10(d).

“Company Permits” shall have the meaning set forth in Section 3.8(a).

“Company Plans” shall mean (i) each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA) that the Company or any of its Subsidiaries sponsors, participates in, is a party or contributes to, is required to sponsor, contribute to or maintain, or with respect to which the Company or any of its Subsidiaries would reasonably be expected to have any liability and (ii) each other compensation or benefit plan, program, agreement or arrangement, whether written or unwritten, including any stock option, stock purchase, stock appreciation right or other stock or stock-based incentive plan, cash bonus, pension, retention or incentive compensation arrangement, retirement or deferred compensation or change in control plan, disability, vacation, death benefit, hospitalization, medical, profit sharing plan, unemployment or severance compensation plan, or employment or consulting agreement, for any current or, to the extent that the Company continues to have liability or obligations thereunder, former employee, director, officer or independent contractor or other service provider of the Company or any of its Subsidiaries that does not constitute an “employee benefit plan” (as defined in Section 3(3) of ERISA), that the Company or any of its Subsidiaries sponsors, participates in, is a party or contributes to or is required to sponsor, contribute to or maintain or with respect to which the Company or any of its Subsidiaries would reasonably be expected to have any liability.

“Company Preferred Stock” shall have the meaning set forth in Section 3.2(a).

“Company Related Party Transaction” shall have the meaning set forth in Section 3.23.

“Company Representatives” shall mean any Representatives of the Company and its Affiliates.

“Company RSUs” shall have the meaning set forth in Section 2.4(b).

“Company SEC Documents” shall have the meaning set forth in Section 3.5(a).

“Company Securities” shall have the meaning set forth in Section 3.2(b).

“Company Stock Plans” shall mean the Company’s 2015 Long-Term Incentive Plan, the Company’s 2013 Omnibus Incentive Plan, the SCVNGR 2013 Stock Incentive Plan and the Tapingo Ltd. 2011 Option Plan, in each case, as amended from time to time.

“Company Stockholder Approval” shall have the meaning set forth in Section 3.20.

“Company Stockholders Meeting” shall have the meaning set forth in Section 5.2(b).

“Company Superior Proposal” shall have the meaning set forth in Section 5.3(g).

“Company Takeover Proposal” shall have the meaning set forth in Section 5.3(f).

“Confidentiality Agreement” shall have the meaning set forth in Section 5.7(a).

“Continuation Period” shall have the meaning set forth in Section 5.12(a).

“Contract” shall mean any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, lease, license, contract or other legally binding agreement.

“COVID-19” shall mean SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” shall mean any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any industry group or any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and Families First Act.

“CREST” shall mean the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear UK & Ireland Limited in accordance with the UK Uncertificated Securities Order.

“Custodian” shall have the meaning set forth in Section 5.15(a).

“Deposit Agreement” shall have the meaning set forth in Section 5.15(a).

“Depositary Bank” shall have the meaning set forth in Section 5.15(a).

“DGCL” shall have the meaning set forth in the recitals.

“Disclosure Guidance and Transparency Rules” shall mean the disclosure guidance and transparency rules made under Part VI of the UK Financial Services and Markets Act 2000 and as contained in the FCA’s publication of the same name.

“DOJ” shall have the meaning set forth in Section 5.5(b).

“DPA” means Section 721 of the Defense Production Act of 1950 (codified at 50 U.S.C. § 4565) and all rules and regulations promulgated thereunder, including those codified at 31 C.F.R. Parts 800 and 801.

“Driver” shall mean each individual providing services to the Company or any of its Subsidiaries who is not an employee of the Company or one of its Subsidiaries, including individuals engaged as “Delivery Partners”, “independent delivery professionals”, a member of the Company’s “independent contractor driver network”.

“DTC” shall have the meaning set forth in Section 2.3(b).

“Effect” shall have the meaning set forth in the definition of “Company Material Adverse Effect”.

“End Date” shall have the meaning set forth in Section 7.1(b)(i).

“Environmental Laws” shall mean all Laws relating to pollution or to the protection, investigation or restoration of the environment or natural resources, including Laws relating to Releases of hazardous materials or the protection of human health and safety (as it relates to exposure to hazardous materials).

“ERISA” shall mean the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” shall mean any entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included any other entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as such other entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” shall have the meaning set forth in Section 3.4.

“Exchange Agent” shall have the meaning set forth in Section 2.3(a).

“Exchange Fund” shall have the meaning set forth in Section 2.3(a).

“Exchange Ratio” shall have the meaning set forth in Section 2.1(c)(i).

“Excluded Shares” shall have the meaning set forth in Section 2.1(b).

“Existing Debt Documents” shall have the meaning set forth in Section 5.18(a).

“Families First Act” shall mean the Families First Coronavirus Response Act, as signed into law by the President of the United States on March 18, 2020.

“FCA” shall have the meaning set forth in Section 4.4.

“Federal Trade Commission Act” shall mean the Federal Trade Commission Act of 1914.

“Filed Company SEC Documents” shall have the meaning set forth in the Article III Preamble.

“Filed Parent Public Documents” shall have the meaning set forth in the Article IV Preamble.

“Final Bylaws” shall have the meaning set forth in Section 1.5(d).

“Final Certificate of Incorporation” shall have the meaning set forth in Section 1.5(c).

“Final Surviving Company” shall have the meaning set forth in Section 1.1(b).

“First Certificate of Merger” shall have the meaning set forth in Section 1.3.

“First Effective Time” shall have the meaning set forth in Section 1.3.

“FMSA” shall have the meaning set forth in Section 4.4.

“Foreign Antitrust Laws” shall have the meaning set forth in Section 3.4.

“Form 8-A” shall have the meaning set forth in Section 5.2(d).

“Form F-4” shall have the meaning set forth in Section 3.4.

“Form F-6” shall have the meaning set forth in Section 5.2(d).

“FTC” shall have the meaning set forth in Section 5.5(b).

“GAAP” shall mean generally accepted accounting principles in the United States.

“Governmental Authority” shall mean any U.S. federal, state or local, domestic, non-U.S. or multinational government, court, regulatory or administrative agency, commission, authority, self-regulatory organization, arbitral tribunal or other legislative, executive or judicial governmental entity (in each case including any self-regulatory organization).

“Governmental Closure” shall have the meaning set forth in Section 5.5(b).

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“IFRS” shall have the meaning set forth in Section 4.5(b).

“Indebtedness” shall mean (i) any indebtedness for borrowed money (including the issuance of any debt security), (ii) any capital lease obligations, (iii) any obligations pursuant to securitization or factoring programs or arrangements and (iv) any guarantee of any of the foregoing indebtedness, debt securities or obligations of any other Person.

“Indemnitee” or “Indemnitees” shall have the meaning set forth in Section 5.9(a).

“Initial Bylaws” shall have the meaning set forth in Section 1.5(b).

“Initial Certificate of Incorporation” shall have the meaning set forth in Section 1.5(a).

“Initial Merger” shall have the meaning set forth in the recitals.

“Initial Surviving Company” shall have the meaning set forth in the recitals.

“Initial Surviving Company Stock” shall have the meaning set forth in Section 2.1(a).

“Intellectual Property” shall mean, in any and all jurisdictions throughout the world, all (i) patents and patent applications, including continuations, continuations-in-part, divisionals, reexaminations and reissues, (ii) trademarks, trade names, trade dress, service marks, trade names, logos, corporate names, internet domain names, social media accounts and other source identifiers, and any registrations of and applications for registration of any of the foregoing, together with all goodwill associated with each of the foregoing, (iii) copyrights, including copyrights in Software, mask works and databases, and any registrations of and applications for registration of any of the foregoing, (iv) trade secrets and other proprietary information or know-how, (v) Software, and (vi) other intellectual property or similar proprietary rights.

“Intended Tax Treatment” shall have the meaning set forth in the recitals.

“IRS” shall mean the U.S. Internal Revenue Service.

“IT Assets” shall mean any and all information technology assets or systems, including computer hardware of any type (including servers, desktops, laptops, and workstations), mobile devices, Software, networking or communications equipment (including routers, hubs, switches), peripherals, storage devices or solutions, data communications lines and all other information technology-related assets, equipment and associated documentation.

“Kirkland” shall have the meaning set forth in Section 1.2.

“Knowledge” shall mean, (i) in the case of the Company, the actual knowledge, after reasonably inquiry, of the individuals listed on Section 8.13 of the Company Disclosure Schedule and (ii) in the case of Parent, Merger Sub and Merger Sub II, the actual knowledge, after reasonable inquiry, of the individuals listed on Section 8.13 of the Parent Disclosure Schedule.

“Laws” shall have the meaning set forth in Section 3.8(a).

“Lien” shall mean any pledge, lien, charge, encumbrance, mortgage, deed of trust, lease, license, restriction, hypothecation, options to purchase or lease or otherwise acquire any interest, right of first refusal or offer, conditional sales or other title retention agreement, adverse claim of ownership or use, easement, encroachment, right of way or other title defect or security interest of any kind or nature whatsoever.

“Listing Rules” shall have the meaning set forth in Section 4.4.

“LSE” shall have the meaning set forth in Section 4.4.

“Management Board Nominee” shall have the meaning set forth in Section 1.7(c).

“Merger Consideration” shall have the meaning set forth in Section 2.1(c)(i).

“Mergers” shall have the meaning set forth in the recitals.

“Merger Sub” shall have the meaning set forth in the Preamble.

“Merger Sub II” shall have the meaning set forth in the Preamble.

“Merger Subs” shall have the meaning set forth in the Preamble.

“Multiemployer Plan” shall have the meaning set forth in Section 3.10(e).

“NASDAQ” shall mean the Nasdaq Global Select Market.

“New Plans” shall have the meaning set forth in Section 5.12(b).

“NYSE” shall mean the New York Stock Exchange.

“Old Plans” shall have the meaning set forth in Section 5.12(b).

“Option” shall have the meaning set forth in Section 2.4(a).

“Ordinary Course of Business” shall mean an action taken, or omitted to be taken, by any Person in the ordinary course of such Person’s business.

“Parent” shall have the meaning set forth in the Preamble.

“Parent 2024 Convertible Bonds” shall mean the 2.25% convertible bonds due January 25, 2024 issued by Parent pursuant to the Trust Deed, dated January 25, 2019, between Takeaway.com N.V. and Stichting Trustee Takeaway.com as trustee for the holders of the bonds.

“Parent 2026 Convertible Bonds” shall mean the 1.25% convertible bonds due April 30, 2026 issued by Parent pursuant to the Trust Deed, dated April 30, 2020, between Parent and Stichting Trustee Just Eat Takeaway.com as trustee for the holders of the bonds.

“Parent ADSs” shall have the meaning set forth in the recitals.

“Parent Adverse Recommendation Change” shall have the meaning set forth in Section 5.4(c).

“Parent Alternative Acquisition Agreement” shall have the meaning set forth in Section 5.4(d).

“Parent Board Recommendation” shall have the meaning set forth in Section 5.2(f).

“Parent Boards” shall mean the Supervisory Board of Parent and the Management Board of Parent.

“Parent Capitalization Date” shall have the meaning set forth in Section 4.2(a).

“Parent Charter Documents” shall have the meaning set forth in Section 4.1(c).

“Parent Circulars” shall mean the Parent Circular and, if applicable, any Supplementary Parent Circular.

“Parent Disclosure Schedule” shall have the meaning set forth in the Article IV Preamble.

“Parent Environmental Permits” shall have the meaning set forth in Section 4.12.

“Parent Impairment Effect” shall have the meaning set forth in Section 4.1(a).

“Parent Intervening Event” shall mean a material event or circumstance with respect to the Company or Parent or any of their respective Subsidiaries that was neither known nor reasonably foreseeable by the Parent Boards as of the date of this Agreement (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable by the Parent Boards as of the date of this Agreement), which event or circumstance, or any consequence thereof, becomes known to the Parent Boards prior to obtaining the Parent Shareholder Approval; provided, however, that in no event shall any of the following constitute a Parent Intervening Event or be taken into account in determining whether a Parent Intervening Event has occurred: (i) the receipt, existence or terms of any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to, a Parent Takeover Proposal or any matter relating thereto, (ii) any event or circumstance arising in connection with obtaining Regulatory Approvals, (iii) any change in the market price, or change in trading volume, of the capital stock of the Company or Parent (it being understood that the events or circumstances giving rise or contributing to such change may be deemed to constitute a Parent Intervening Event or be taken into accounting in determining whether a Parent Intervening Event has occurred) or (iv) the fact that the Company, Parent or any of their respective Subsidiaries exceeds or fails to meet internal, analysts’ or other earnings estimates or financial projections or forecasts for any period, or any changes in credit ratings and any changes in any analysts’ recommendations or ratings with respect to the Company, Parent or any of their respective Subsidiaries (it being understood that the events or circumstances giving rise or contributing thereto may be deemed to constitute a Parent Intervening Event or be taken into accounting in determining whether a Parent Intervening Event has occurred).

“Parent Licensed IP” shall mean any and all Intellectual Property licensed or otherwise provided from any third Person to Parent or any of its Subsidiaries.

“Parent Management Board Resolutions” shall have the meaning set forth in the recitals.

“Parent Material Adverse Effect” shall mean any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of Parent and its Subsidiaries, taken as a whole; provided that no Effect shall be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect to the extent arising out of, resulting from or relating to any of the following: (i) any Effect generally affecting any of the industries or markets in which Parent or its Subsidiaries operates; (ii) any promulgation or enactment of, implementation of, enforcement of, change in interpretation of, change in implementation of, or change in enforcement of, any Law, GAAP or IFRS or governmental policy; (iii) general economic, regulatory or political conditions (or changes therein), including any governmental shutdown or slowdown, or conditions (or changes therein) in the financial, credit or securities markets (including changes in interest rates, currency exchange rates, monetary policy or fiscal policy), in any country or region in which Parent or any of its Subsidiaries conducts business; (iv) any acts of God, natural disasters, terrorism, armed hostilities, sabotage, war, curfews, riots, demonstrations or public disorders or any escalation or worsening of acts of terrorism, armed hostilities, war, riots, demonstrations or public disorders; (v) any epidemic, pandemic or disease outbreak (including COVID-19), or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations thereof following the date of this Agreement; (vi) the announcement, pendency of or performance of the Transaction, including by reason of the identity of the Company and including the impact of any of the foregoing on any relationships, contractual or otherwise, with customers, suppliers, distributors, collaboration partners, employees or regulators (provided that the exception set forth in this clause (vi) shall not apply with respect to the representation and warranty in Section 4.3(b) to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution, delivery or performance of this Agreement or the consummation of any of the Transactions and, to the extent related to such representation and warranty, the condition set forth in Section 6.3(a)); (vii) the taking of any action expressly required by the terms of this Agreement or taken at the written request of, or with the prior written consent of, the Company; (viii) any change in the market price, or change in trading volume, of the capital stock of Parent (it being understood that the Effects giving rise or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect to the extent that they are not otherwise excluded by clauses (i) through (ix) hereof); and (ix) any failure by Parent or its Subsidiaries to meet internal, analysts’ or other earnings estimates or financial projections or forecasts for any period, or any changes in credit ratings and any changes in any analysts recommendations or ratings with respect to Parent or any of its Subsidiaries (it being understood that the Effects giving rise or contributing to such failure or change may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect to the extent that they are not otherwise excluded by clauses (i) through (ix) hereof); except, in each of clauses (i) through (v), such Effect shall be taken into account in the determination of whether a Parent Material Adverse Effect has occurred solely to the extent (and only to the extent) that such Effect materially and disproportionately affected Parent and its Subsidiaries relative to other participants in the industries in the same geographies in which Parent and its Subsidiaries operate.

“Parent Material Contract” shall have the meaning set forth in Section 4.15(a).

“Parent Option” shall mean a stock option that represents the right to acquire Parent Ordinary Shares granted under any Parent Stock Plan.

“Parent Ordinary Shares” shall mean ordinary shares in the share capital of Parent with a nominal value of € 0.04 per share.

“Parent Owned IP” shall mean any and all Intellectual Property owned or purported to be owned by Parent or any of its Subsidiaries.

“Parent Permits” shall have the meaning set forth in Section 4.8(a).

“Parent Plans” shall mean (i) each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA) that Parent or any of its Subsidiaries sponsors, participates in, is a party or contributes to, or is required to sponsor, contribute to or maintain, or with respect to which Parent or any of its Subsidiaries would reasonably be expected to have any liability and (ii) each other compensation or benefit plan, program, agreement or arrangement, whether written or unwritten, including any stock option, stock purchase, stock appreciation right or other stock or stock-based incentive plan, cash bonus, pension, retention or incentive compensation arrangement, retirement or deferred compensation or change in control plan, disability, vacation, death benefit, hospitalization, medical, profit sharing plan, unemployment or severance compensation plan, or employment or consulting agreement, for any current or, to the extent that the Company continues to have liability or obligations thereunder, former employee, director, officer or independent contractor or other service provider of Parent or any of its Subsidiaries that does not constitute an “employee benefit plan” (as defined in Section 3(3) of ERISA), that Parent or any of its Subsidiaries sponsors, participates in, is a party or contributes to or is required to sponsor, contribute to or maintain or with respect to which Parent or any of its Subsidiaries would reasonably be expected to have any liability.

“Parent Prospectus” shall have the meaning set forth in Section 5.2(d).

“Parent Public Reports” shall have the meaning set forth in Section 4.5(a).

“Parent Representatives” shall mean any Representatives of Parent and its Affiliates.

“Parent Securities” shall have the meaning set forth in Section 4.2(b).

“Parent Shareholder” shall have the meaning set forth in the recitals.

“Parent Shareholder Approval” shall have the meaning set forth in Section 4.19.

“Parent Shareholders Meeting” shall have the meaning set forth in Section 5.2(e).

“Parent Stock Plans” shall mean (i) the Long Term Incentive Plan as set forth in the remuneration policy for the Management Board of Parent, (ii) the Takeaway.com N.V. Employee Share and Option Plan, (iii) the Just Eat Takeaway.com Performance Share Plan, (iv) the Just Eat Takeaway.com Restricted Shares Plan, (v) the New Deferred Share Bonus Plan, (vi) the Just Eat Deferred Share Bonus Plan, (vii) the Just Eat Group Holdings Limited Company Share Option Plan, (viii) the Just Eat Group Holdings Limited Company Share Option Plan No. 2, (ix) the Ireland Sharesave Scheme, (x) the UK Sharesave Scheme and (xi) the International Sharesave Scheme.

“Parent Superior Proposal” shall have the meaning set forth in Section 5.4(g).

“Parent Support Agreement” shall have the meaning set forth in the recitals.

“Parent Takeover Proposal” shall have the meaning set forth in Section 5.4(f).

“Permitted Liens” shall mean (i) statutory Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP or IFRS, as applicable, (ii) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or which arise in the ordinary course of business which are not due and payable, (iii) Liens reflected in the Filed Company SEC Documents or Filed Parent Public Documents, as applicable, (iv) Liens on real property arising under or in connection with applicable building and zoning laws, codes, ordinances, land use Laws and state and federal regulations regulating the use or occupancy of such real property or the activities conducted thereon which are not violated by the current use or occupancy of such real property or the operation of the business thereon, (v) easements, rights-of-way, encroachments, restrictions, covenants, conditions and other similar Liens on real property that (A) are disclosed in the public records, or (B) individually or in the aggregate, (1) are not substantial in character, amount or extent in relation to the applicable real property and (2) do not materially and adversely impact the Company’s or Parent’s, as applicable, current or contemplated use or the utility or value of the applicable real property or otherwise materially and adversely impair the Company’s or Parent’s, as applicable, present or contemplated business operations at such location, (vi) non-exclusive licenses of Intellectual Property granted in the Ordinary Course of Business and (vii) such other Liens that, individually or in the aggregate, would not be material to the Company or Parent and their respective Subsidiaries taken as a whole, as applicable.

“Person” shall mean an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act), including a Governmental Authority.

“Phase 2 CMA Reference” shall mean a reference by the CMA to its chair for the constitution of a group under Schedule 4 to the Enterprise and Regulatory Reform Act 2013.

“Pre-Emptive Rights Authorization” shall have the meaning set forth in Section 4.19.

“Prospectus Regulation” shall have the meaning set forth in Section 5.2(d).

“Prospectus Regulation Rules” shall mean the prospectus regulation rules made by the FCA pursuant to Part VI of the UK Financial Services and Markets Act 2000, referred to in section 73(a)(4) of the same and the UK Prospectus Regulation Rules Instrument 2019, and contained in the FCA’s publication of the same name.

“Proxy Statement/Prospectus” shall have the meaning set forth in Section 3.4.

“Regulatory Approvals” shall have the meaning set forth in Section 5.5(b).

“Regulatory Material Adverse Effect” shall have the meaning set forth in Section 5.5(c).

“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment.

“Representatives” shall mean, with respect to any Person, the advisors, attorneys, accountants, consultants or other representatives (acting in such capacity) retained by such Person or any of its controlled Affiliates, together with directors, officers and employees of such Person and its Subsidiaries.

“Restraints” shall have the meaning set forth in Section 6.1(c).

“Restriction” shall have the meaning set forth in Section 5.5(b).

“Sarbanes-Oxley Act” shall have the meaning set forth in Section 3.5(a).

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Second Certificate of Merger” shall have the meaning set forth in Section 1.3.

“Second Effective Time” shall have the meaning set forth in Section 1.3.

“Securities Act” shall have the meaning set forth in Section 3.1(b).

“Shares” shall have the meaning set forth in Section 2.1(c)(i).

“Sherman Act” shall mean the Sherman Antitrust Act of 1890.

“Software” shall mean any and all (i) computer programs or software of any type (including applications, mobile applications, browser-based applications, interfaces, tools, and software implementations of algorithms, models or processes) and in any form (including source code, object code and executable code), and related documentation, (ii) databases and compilations or collections of data, and all data related thereto, and related documentation, (iii) screens, user interfaces, reports, development tools, templates, menus, buttons and icons, (iv) descriptions, flow charts and other work product used to design, plan, organize, build and develop any of the foregoing, (v) all documentation including user manuals and other training documentation relating to any of the foregoing and (vi) technology supporting any of the foregoing, in each case together with all rights therein.

“STAK” shall have the meaning set forth in Section 2.4(c).

“STAK DR” shall have the meaning set forth in Section 2.4(c).

“Subsequent Merger” shall have the meaning set forth in the recitals.

“Subsidiary” when used with respect to any party, shall mean any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity and more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party; provided, however, that for purposes of this Agreement, the Persons listed on Section 5.4(f) of the Parent Disclosure Schedule shall be deemed not to be Subsidiaries of Parent.

“Supervisory Board Nominees” shall have the meaning set forth in Section 1.7(c).

“Supplementary Parent Circular” shall have the meaning set forth in Section 4.4.

“Tax Representation Letters” shall have the meaning set forth in Section 5.17(b).

“Tax Returns” shall have the meaning set forth in Section 3.9(c).

“Taxes” shall have the meaning set forth in Section 3.9(c).

“Termination Fee” shall mean an amount equal to $144,000,000.

“Transaction Approvals” shall have the meaning set forth in Section 4.19.

“Transaction Litigation” shall have the meaning set forth in Section 5.10.

“Transaction Proposal” shall have the meaning set forth in Section 4.19.

“Transactions” refers collectively to the transactions contemplated by this Agreement, including the Mergers, and the Parent Support Agreement, as applicable.

“Willful and Material Breach” shall mean with respect to any material breach of a covenant or other agreement, that the breaching party took or failed to take action with Knowledge that the action so taken or omitted to be taken constituted a material breach of such covenant or agreement.

Section 8.14 Interpretation.

(a) When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents, headings and captions contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” when used in this Agreement shall refer to the date of this Agreement. The terms “or”, “any” and “either” are not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein and the rules and regulations promulgated thereunder. Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful money of the United States. References to a Person are also to its permitted assigns and successors. References to “made available” (or similar words of import) in respect of information made available by the Company or Parent mean information made available to Parent or the Company, as applicable (including any information made available in the virtual data room maintained by the Company or Parent, as applicable). All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day”.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c) All capitalized terms not defined in the Company Disclosure Schedule or the Parent Disclosure Schedule shall have the meanings ascribed to them in this Agreement. The representations and warranties of Parent, Merger Sub and Merger Sub II and the Company are made and given, and the covenants are agreed to, subject to the disclosures and exceptions set forth in the corresponding section of the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable. Any information set forth in one section or subsection of the Company Disclosure Schedule or Parent Disclosure Schedule shall be deemed to be set forth in each other section and subsection of the Company Disclosure Schedule or Parent Disclosure Schedule, respectively, to which the applicability of such information is reasonably apparent on its face. The inclusion of any item in the Company Disclosure Schedule or Parent Disclosure Schedule shall not be deemed to be an admission or evidence of materiality of such item, nor shall it establish any standard of materiality for any purpose whatsoever. No disclosure in the Company Disclosure Schedule or Parent Disclosure Schedule relating to any possible breach or violation of any Contract or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. In no event shall the listing of any matter in the Company Disclosure Schedule or Parent Disclosure Schedule be deemed or interpreted to expand the scope of the respective party’s representations, warranties or covenants set forth in this Agreement. All attachments to the Company Disclosure Schedule and Parent Disclosure Schedule are incorporated by reference into the section or subsection of Company Disclosure Schedule or Parent Disclosure Schedule, as applicable, in which they are directly or indirectly referenced. The information contained in the Company Disclosure Schedule or Parent Disclosure Schedule is in all events provided subject to and on the terms of the Confidentiality Agreement as though it were Evaluation Material (as such term is defined therein) thereunder.

(d) The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of those parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.4 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of those parties. Consequently, Persons other than the parties hereto may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

GRUBHUB INC.

By:	/s/ Matt Maloney
Name: Matt Maloney
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

CHECKERS MERGER SUB I, INC.

By:	/s/ Sophie Versteege
Name: Sophie Versteege
Title: Secretary

CHECKERS MERGER SUB II, INC.

By:	/s/ Sophie Versteege
Name: Sophie Versteege
Title: Secretary

JUST EAT TAKEAWAY.COM N.V.

By:	/s/ Jitse Groen
Name: Jitse Groen
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit 10.1

EXECUTION COPY

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this “Agreement”), dated as of June 10, 2020, is entered into by and among Mr. Jitse Groen (“Shareholder”), and Grubhub Inc., a Delaware corporation (the “Company”).

WHEREAS, simultaneously with the execution and delivery of this Agreement, Just Eat Takeaway.com N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands (“Parent”), Checkers Merger Sub I, Inc., a Delaware corporation and wholly owned Subsidiary of Parent, Checkers Merger Sub II, Inc., a Delaware corporation and wholly owned Subsidiary of Parent, and the Company are entering into that certain Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended, supplemented or otherwise modified from time to time after the date hereof, the “Merger Agreement”);

WHEREAS, Shareholder or any of its controlled Affiliates are the sole record and beneficial owner of such number of ordinary shares (gewone aandelen), nominal value €0.04 per share, of Parent (each, a “Share”) and sole beneficial owner of the other Equity Interests (as defined herein), in each case, as set forth on Shareholder’s signature page hereto;

WHEREAS, the consummation of the Mergers requires receipt of the Parent Shareholder Approval; and

WHEREAS, as a condition to the Company’s willingness to enter into the Merger Agreement, the Company has requested that Shareholder agree, and Shareholder has agreed to, enter into this Agreement simultaneously with the execution and delivery of the Merger Agreement and abide by the covenants and obligations with respect to such Shareholder’s Covered Shares (as defined herein).

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and upon the terms and subject to the conditions set forth in this Agreement, the parties hereby agree as follows:

Section 1. Certain Definitions. For the purposes of this Agreement, capitalized terms used and not otherwise defined in this Agreement shall have the respective meanings ascribed to them in this Section 1, or if not defined in this Section 1, the respective meanings ascribed to them in the Merger Agreement:

“Additional Owned Shares” means all Shares that are beneficially owned by Shareholder or any of its controlled Affiliates and are acquired after the date hereof and prior to the termination of this Agreement (including through the exercise of stock options, warrants or similar rights, or the vesting, conversion or exchange of securities, or the acquisition of the power to vote or direct the voting of such Shares).

“Affiliate” has the meaning set forth in the Merger Agreement; provided that, for the avoidance of doubt, Gribhold B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (“Gribhold”), is a controlled Affiliate of Shareholder as of the date hereof; and provided, further, that Parent shall not be deemed to be an Affiliate of Shareholder.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 promulgated under the 1934 Act.

“control” (including, with its correlative meaning, “controlled”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Covered Shares” means the Owned Shares and Additional Owned Shares.

“Equity Interests” means (i) any share in the capital of Parent, (ii) any securities (including debt securities) convertible into, or exchangeable or exercisable for, any such shares in Parent’s capital, or (iii) any options, warrants, calls, subscriptions or other rights, convertible securities, agreements or commitments obligating Parent to issue, transfer or sell any shares in Parent’s capital or other equity interest in Parent or other Parent Securities.

“Existing Pledges” means the pledges vested over, in aggregate, 15,304,796 Owned Shares.

“Owned Shares” means all Shares which are beneficially owned by Shareholder or any of its controlled Affiliates as of the date hereof.

“Permitted Transfer” means (a) a Transfer of Covered Shares solely in connection with the payment of the exercise price and/or the satisfaction of any tax and social security obligations arising from the exercise of any stock options, warrants or similar rights to acquire Shares, or the vesting of any other Equity Interests, (b) a Transfer of Covered Shares with the Company’s prior written consent, (c) a Transfer of Covered Shares (i) to any member of Shareholder’s immediate family or to a trust for the benefit of Shareholder or any member of Shareholder’s immediate family or for any bona fide tax planning purposes or (ii) upon the death of Shareholder pursuant to the terms of any trust or will of Shareholder or by the applicable Laws of intestate succession, (d) a Transfer of Covered Shares to a controlled Affiliate of Shareholder, (e) the creation of customary security rights pursuant to the general conditions of a bank operating in the Netherlands based on the General Banking Conditions drawn up in consultation between the Netherlands Bankers’ Association (Nederlandse Vereniging van Banken) and the Consumers Union (Consumentenbond), or any other general conditions used by, or agreement or arrangement with, a bank operating in the Netherlands to substantially the same effect or (f) the creation of a right of pledge over up to in the aggregate (not including the Existing Pledges) 100,000 Shares and/or other Equity Rights, without granting voting rights to the pledgee; provided that, for purpose of clause (c)(i) and clause (d), prior to the effectiveness of such Transfer, such transferee executes and delivers to the Company a written agreement, in form and substance acceptable to the Company (such acceptance not to be unreasonably withheld, delayed or conditioned), to assume all of Shareholder’s obligations hereunder in respect of the Covered Shares subject to such Transfer and to be bound by the terms of this Agreement with respect to the Covered Shares subject to such Transfer, to the same extent as Shareholder is bound hereunder and to make each of the representations and warranties hereunder in respect of the Covered Shares transferred as Shareholder shall have made hereunder (a “Transfer Agreement”).

“Transfer” means, with respect to a Covered Share, the transfer, pledge, hypothecation, encumbrance, granting of a usufruct, assignment or other disposition (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise, including the tendering in any tender or exchange offer) of such Covered Share or the beneficial ownership thereof or any of the economic consequences of ownership thereof, the offer to make such a transfer or other disposition, and each option, agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing. As a verb, “Transfer” shall have a correlative meaning.

Section 2. Voting Agreement. At any meeting of the shareholders of Parent, including the Parent Shareholders Meeting, however called, and in any other circumstance in which the vote, consent or other approval of the shareholders of Parent is sought as to a matter described in any of clauses (a)
 through (e) below (each, a “Parent Stockholder Meeting”), Shareholder hereby agrees that Shareholder shall, and if any of its Covered Shares are held by a nominee for such Shareholder, Shareholder shall cause the holder of record of any such Covered Shares to, including by delivering to the Secretary of the Company a duly executed proxy card: (i) appear at each Parent Stockholder Meeting or otherwise cause all Covered Shares beneficially owned by it as of the record date to be counted as present thereat for purposes of calculating a quorum (if applicable); and (ii) vote (or cause to be voted), by proxy or in person, all Covered Shares beneficially owned by Shareholder as of the relevant record date and entitled to be voted:

(a) for the Transaction Proposals, the Board Nominations and the Pre-Emptive Rights Authorization;

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(b) at the request of the Company, for the approval of any other matter submitted by Parent for shareholder approval at a Parent Stockholder Meeting related to the Transactions; provided, however, that with respect to such other matter (i) the Parent Boards have recommended that the shareholders of Parent vote to approve such matter at such Parent Stockholder Meeting (and such recommendation has been supported in writing by the Company) and (ii) nothing in this Agreement shall be interpreted as creating an obligation of Parent to submit any such matter of the Company for such shareholder approval or to recommend that the shareholders of Parent vote to approve any such matter;

(c) against any Parent Takeover Proposal, any agreement providing for any Parent Takeover Proposal or any matter submitted for shareholder approval at a Parent Stockholder Meeting related to a Parent Takeover Proposal; and

(d) against any proposal, action or agreement that would reasonably be expected to (i) prevent or nullify any provision of this Agreement, (ii) result in a material breach of any covenant, representation, warranty or any other obligation or agreement contained in the Merger Agreement or this Agreement, (iii) result in any condition to the consummation of the Mergers set forth in Article VI of the Merger Agreement not being satisfied or (iv) prevent or materially delay, frustrate or impede the approval, implementation or consummation of any of the Transactions, or any of the documentation or transactions included in, contemplated by, or in connection with, the Merger Agreement or this Agreement.

Additionally, Shareholder shall not, and shall cause its controlled Affiliates not to, propose, commit or agree to take, or publicly affirmatively support, any action inconsistent with any of the foregoing clauses (a) through (d).

Section 3. No Disposition or Adverse Act. Shareholder hereby covenants and agrees that, except as contemplated by this Agreement, Shareholder shall not, and shall cause its controlled Affiliates not to, (i) Transfer, offer to Transfer or consent to any Transfer of any or all of the Covered Shares, other Equity Interests beneficially owned by Shareholder or one of its controlled Affiliates, or any interest in such Covered Shares or other Equity Interests, without the prior written consent of the Company (other than Permitted Transfers, in which case, where so required in accordance with the terms of this Agreement, such transferee shall deliver to the Company a Transfer Agreement), (ii) enter into any contract, option or other agreement with respect to any Transfer (other than Permitted Transfers, in which case, where so required in accordance with the terms of this Agreement, such transferee shall deliver to the Company a Transfer Agreement) of any or all Covered Shares, other Equity Interests beneficially owned by Shareholder or one of its controlled Affiliates, or any interest in such Covered Shares or other Equity Interests, (iii) grant any proxy, power-of-attorney or other authorization or consent in or with respect to any or all of the Covered Shares or other Equity Interests beneficially owned by Shareholder or one of its controlled Affiliates inconsistent with Shareholder’s voting or consent obligations in Section 2, (iv) deposit any or all of the Covered Shares into a voting trust or enter into a voting agreement or arrangement with respect to any or all of the Covered Shares or other Equity Interests inconsistent with Shareholder’s voting or consent obligations in Section 2 or (v) dispose of shares or any other equity interests in, or take any other action with respect to, any of Shareholder’s controlled Affiliates that holds one or more Covered Shares such that any such controlled Affiliate would no longer be a controlled Affiliate of Shareholder. Any attempted Transfer of Covered Shares, other Equity Interests or any interest therein in violation of this Section 3 shall be null and void.

Section 4. Additional Agreements.

(a) Certain Events. In the event of any stock split, stock dividend, merger, demerger, reorganization, recapitalization or other change in the capital structure of Parent affecting the Covered Shares or the acquisition by Shareholder or any of its controlled Affiliates of Additional Owned Shares or other Equity Interests, this Agreement and the obligations hereunder shall automatically attach to any Additional Owned Shares or other Equity Interests issued to or acquired (and owned or beneficially owned) by Shareholder or any of its controlled Affiliates.

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(b) Update of Beneficial Ownership Information. Promptly following the written request of the Company or upon the acquisition of any Covered Shares or other Equity Interests, Shareholder will send to the Company a written notice setting forth the number of Covered Shares and other Equity Interests beneficially owned by Shareholder or by its controlled Affiliates who become holders of the Covered Shares or Equity Interests, as applicable.

(c) Waiver of Rights and Actions. Shareholder hereby (i) waives and agrees not to, and Shareholder shall cause its controlled Affiliates not to, exercise any rights to object to or challenge the consummation of any of the Mergers or any other Transactions and (ii) agrees not to, and Shareholder shall cause its controlled Affiliates not to, bring, commence, institute, maintain, join in, prosecute or voluntarily aid, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, appeal or proceeding, derivative or otherwise, against Parent, the Company, their respective directors or officers or any of their respective successors, in each case relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement, or the consummation of any of the Mergers or any other Transactions, including any claim (x) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement, (y) alleging a breach of any fiduciary duty of any of the Parent Boards (or any member thereof) in connection with this Agreement, the Merger Agreement, the Mergers or any other Transactions or (z) making any claim with respect to public disclosures by Parent or the Company in connection with the Merger Agreement, this Agreement, the Mergers or any other Transactions.

(d) Communications. Shareholder hereby (i) consents to and authorizes the publication and disclosure by Parent and the Company of Shareholder’s identity and holding of Covered Shares, and the nature of Shareholder’s commitments, arrangements and understandings under this Agreement, in any public disclosure document required by applicable Law (including in any filings with the SEC) in connection with the Transactions and (ii) agrees as promptly as practicable to notify Parent and the Company of any required corrections with respect to any written information supplied by Shareholder specifically for use in any such disclosure document.

Section 5. Representations and Warranties of Shareholder. Shareholder hereby represents and warrants to the Company as follows:

(a) Title. As of the date hereof, either Shareholder or Gribhold is the sole record and beneficial owner of the Shares and Shareholder is the beneficial owner of the other Equity Interests, in each case, set forth on Shareholder’s signature page hereto (the “Disclosed Owned Shares”). To the extent the Disclosed Owned Shares are Shares, they are fully paid up. The Disclosed Owned Shares constitute all of the Shares and other Equity Interests owned of record or beneficially by Shareholder or its controlled Affiliates as of the date hereof, and neither Shareholder nor any of its controlled Affiliates is the beneficial owner of any other Shares or other Equity Interests. Either Shareholder or Gribhold has sole voting power and sole power to issue instructions with respect to the matters set forth in Section 2 and all other matters set forth in this Agreement (except Section 3), in each case with respect to all of the Covered Shares with no limitations, qualifications or restrictions on such rights (except for under the Existing Pledges regarding the voting rights becoming exercisable by the pledgee or, in case of execution of any of the Existing Pledges, a third party), subject to applicable securities Laws and the terms of this Agreement. Other than pursuant to the Existing Pledges, either Shareholder or Gribhold has sole power of disposition and sole power to issue instructions with respect to the matters set forth in Section 3, in each case with respect to all of the Covered Shares with no limitations, qualifications or restrictions on such rights, subject to applicable securities Laws and the terms of this Agreement. Other than pursuant to the Existing Pledges, as of the date hereof, neither Shareholder nor any of its controlled Affiliates has entered into any agreement to Transfer any Owned Shares. Except as permitted by this Agreement, the Covered Shares are now, and at all times during the term hereof will be, held by Shareholder or any of its controlled Affiliates (except in case of an execution of any of the Existing Pledges), or by a nominee or custodian for the benefit of Shareholder or any of its controlled Affiliates, free and clear of any Liens (other than the Existing Pledges), subject to applicable securities Laws and the terms of this Agreement.

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(b) Authority. Shareholder has all necessary power and authority to execute and deliver this Agreement, to perform Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Shareholder of this Agreement, the performance by Shareholder of its obligations hereunder and the consummation by Shareholder of the transactions contemplated hereby have been duly and validly authorized by Shareholder and no other actions or proceedings on the part of Shareholder are necessary to authorize the execution and delivery by it of this Agreement, the performance by Shareholder of its obligations hereunder or the consummation by Shareholder of the transactions contemplated hereby. This Agreement has been duly authorized and validly executed and delivered by Shareholder, and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c) No Conflict or Default. No filing with, and no permit, order or authorization of, consent or approval of, or registration, declaration or filing with, any Governmental Authority or any other Person is necessary for the execution and delivery of this Agreement by Shareholder, the consummation by Shareholder of the transactions contemplated hereby and the compliance by Shareholder with the provisions hereof. None of the execution and delivery of this Agreement by Shareholder, the consummation by Shareholder of the transactions contemplated hereby or compliance by Shareholder with any of the provisions hereof will (i) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, modification or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, permit, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind, including any voting agreement, proxy arrangement, pledge agreement, shareholders agreement or voting trust, to which Shareholder or any of its controlled Affiliates is a party or by which Shareholder, any of its controlled Affiliates or any of Shareholder’s or any of its controlled Affiliate’s properties or assets may be bound, (ii) violate any judgment, order, writ, injunction, decree or award of any court, administrative agency or other Governmental Authority that is applicable to Shareholder, any of its controlled Affiliates or any of Shareholder’s or any of its controlled Affiliate’s properties or assets or (iii) constitute a violation by Shareholder or any of its controlled Affiliates of any applicable Law or regulation of any jurisdiction, and in each case, except for any conflict, breach, default or violation described above which would not adversely affect in any material respect the ability of Shareholder to perform its obligations hereunder or to consummate the transactions contemplated hereby.

(d) No Litigation. As of the date hereof, there is no Action pending or, to the knowledge of Shareholder, threatened against Shareholder or any of its controlled Affiliates at law or in equity before or by any Governmental Authority that would reasonably be expected to prevent or materially delay or impair the ability of Shareholder to perform timely its obligations under this Agreement.

(e) No Fees. Neither Shareholder (other than in Shareholder’s capacity as a director of Parent) nor any of its controlled Affiliates has retained or authorized to act any investment banker, broker, finder, financial advisor or other intermediary or advisor who might be entitled to any investment banker’s, broker’s, finder’s, financial advisor’s, success, opinion or other similar fee or commission from Shareholder or any of Shareholder’s Affiliates in connection with this Agreement, the Merger Agreement or the Transactions.

Section 6. Representations and Warranties of the Company. The Company hereby represents and warrants to Shareholder as follows:

(a) Authority. The Company has all necessary corporate or other applicable power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The Board of Directors of the Company has adopted resolutions approving the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated by this Agreement, which resolutions have not been subsequently rescinded, modified or withdrawn. No other corporate action (including any shareholder vote or other action) on the part of the

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Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by the Company and execution and delivery hereof by Shareholder, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) No Conflict or Default. Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the transactions contemplated by this Agreement, nor performance or compliance by the Company with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the certificate of incorporation, bylaws or other comparable charter or organizational documents of the Company or (ii) violate any Law applicable to the Company or any of its Subsidiaries. No consent is necessary for the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated by this Agreement, other than such consents that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the ability of the Company to perform its obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

Section 7. Reliance. Shareholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon Shareholder’s execution, delivery and performance of this Agreement.

Section 8. Termination. This Agreement shall terminate upon the earliest of (a) the mutual written agreement of each of the parties hereto, (b) immediately following the Closing, (c) the termination of the Merger Agreement in accordance with its terms, (d) the occurrence of a Parent Adverse Recommendation Change and (e) such date and time as the Merger Agreement shall have been materially amended or materially supplemented or any material provision thereof waived (in each case, in accordance with the terms of the Merger Agreement) without the prior written consent of Shareholder, in a manner (A) that materially increases the Merger Consideration payable to the holders of the Shares (other than adjustments in accordance with the terms of the Merger Agreement) or (B) that is materially adverse to Shareholder relative to other shareholders of Parent (excluding, in all cases, any amendment, supplement or waiver affecting, or with respect to, the directors, officers or employees of Parent); provided, that (i) nothing in this Agreement shall relieve any party hereto from liability for any breach of this Agreement prior to its termination and (ii) Section 4(c), this Section 8 and Section 9 (excluding clauses (b) and (c) thereof), shall survive any termination of this Agreement. For the avoidance of doubt, with respect to any provisions of this Agreement that survive termination of this Agreement in accordance with this Section 8, any defined terms used in such provisions (including any terms defined in the Merger Agreement, which shall have the meanings set forth therein notwithstanding any termination of the Merger Agreement) shall continue to have the same meanings as such defined terms had prior to such termination.

Section 9. Miscellaneous.

(a) No Limitation. Nothing in this Agreement shall be construed to prohibit, limit or affect Shareholder from (i) taking any action (or omitting to take any action) solely in his capacity as a director of Parent, including in exercising rights under the Merger Agreement and/or from taking any action with respect to any Parent Takeover Proposal solely in his capacity as such a director and (ii) exercising his fiduciary duties as a director to Parent or its stakeholders.

(b) Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, Shareholder agrees to, and shall cause its controlled affiliates to, use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the arrangements contemplated hereby. Promptly following the Company’s reasonable written request and without further consideration, Shareholder shall, and shall cause its controlled Affiliates to, execute and deliver such additional documents and take all such further lawful action as may be reasonably necessary or

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desirable to consummate and make effective, in the most expeditious manner practicable, the arrangements contemplated hereby.

(c) Binding on Successors. Without limiting any other rights the Company may have hereunder in respect of any Transfer of the Covered Shares, Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Covered Shares beneficially owned by Shareholder and its controlled Affiliates and shall be binding upon any Person to which legal or beneficial ownership of such Covered Shares shall pass, whether by operation of Law or otherwise, including, without limitation, Shareholder’s heirs, guardians, administrators, representatives or successors.

(d) No Ownership Interest. Shareholder has agreed to enter into this Agreement and act in the manner specified in this Agreement for consideration. Except as expressly set forth in this Agreement, nothing contained in this Agreement shall be deemed, upon execution, to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to Shareholder, and the Company shall not have any authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of Parent or exercise any power or authority to direct Shareholder in the voting of any of the Covered Shares, except as otherwise provided in this Agreement. Nothing in this Agreement shall be interpreted as creating or forming a “group” or “concert” with any other Person, including Parent or the Company, for purposes of Rule 13d-5(b)(1) of the 1934 Act, Chapter 5.3 or 5.5 of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht) or any other similar provision of applicable Law or of conferring upon Parent or the Company beneficial ownership of any Covered Shares.

(e) Fees and Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such fees or expenses.

(f) Amendment or Supplement. This Agreement may only be amended or supplemented at any time by additional written agreements signed by, or on behalf of, the parties hereto, as may mutually be determined by the parties to be necessary, desirable or expedient to further the purpose of this Agreement or to clarify the intention of the parties.

(g) Waiver. Any party may, to the extent permitted by applicable Law, (i) waive any inaccuracies in the representations and warranties of any other party hereto, (ii) extend the time for the performance of any of the obligations or acts of any other party hereto or (iii) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by the Company or Shareholder in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

(h) Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other party. No assignment by any party shall relieve such party of any of its obligations hereunder. Subject to the preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section shall be null and void.

(i) Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by electronic communication, facsimile or otherwise) to the other party. This Agreement shall become effective when each

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party hereto shall have received a counterpart hereof signed by the other party hereto, it being understood and agreed that all parties hereto need not sign the same counterpart. Signatures to this Agreement transmitted by electronic mail in PDF form, or by any other electronic means designed to preserve the original graphic and pictorial appearance of a document (including DocuSign), will be deemed to have the same effect as physical delivery of the paper document bearing the original signatures.

(j) Entire Agreement. This Agreement, together with any other instruments delivered hereunder, constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof and thereof.

(k) Governing Law; Jurisdiction.

(i) This Agreement, and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware, except that any provisions of this Agreement which expressly relate to the fiduciary duties of directors which arise under the laws of the Netherlands shall be governed by, and construed in accordance with, the laws of the Netherlands.

(ii) Each party hereto hereby agrees that all actions and proceedings arising out of or relating to this Agreement or the agreements delivered in connection herewith or the Transactions or for recognition or enforcement of any judgment relating thereto shall be heard and determined in the Chancery Court of the State of Delaware and any state appellate court therefrom sitting in New Castle County in the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) and each party hereto irrevocably and unconditionally agrees that (A) it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (B) it will not commence any such action or proceeding except in such courts, (C) it will waive, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts, (D) it will waive, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts and (E) a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(iii) Each party hereto irrevocably consents to the service of summons and complaint and any other process whether inside or outside the territorial jurisdiction of the courts referred to in this Section 9(k) in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the Transactions or for recognition or enforcement of any judgment relating thereto by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 9(n). However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method.

(iv) Shareholder shall, no later than ten (10) Business Days following the date of this Agreement, irrevocably appoint in accordance with applicable Law a registered agent for service of process in the State of Delaware to accept and acknowledge service of any and all processes against it in any Action by a party hereto permitted under the terms of this Agreement, with the same effect as if Shareholder had been lawfully served with such process in such jurisdiction and shall maintain such an agent for service and process for the duration of this Agreement, and Shareholder waives all claims of error by reason of such service; provided that the party hereto effecting such service shall also deliver a copy thereof on the date of such service to the other party hereto by facsimile in accordance with Section 9(n). Shareholder shall confirm such irrevocable appointment and communicate the identity and address of such registered agent to the Company within two (2) Business Day of such irrevocable appointment.

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(l) WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY HERETO WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9(l).

(m) Specific Enforcement. The parties hereto agree that irreparable damage would occur for which monetary damages, even if available, would not be an adequate remedy in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity. The parties hereto further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable Law or inequitable for any reason. In the event any party hereto seeks any remedy referred to in this Section 9(m), such party shall not be required to prove damages or obtain, furnish, provide or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9(m) and each party hereto waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing, providing or posting of any such bond or similar instrument. The parties hereto further agree that (i) by seeking the remedies provided for in this Section 9(m), a party hereto shall not in any respect waive its right to seek any other form of relief that may be available to a party hereto under this Agreement, including monetary damages in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 9(m) are not available or otherwise are not granted, and (ii) nothing contained in this Section 9(m) shall require any party hereto to institute any proceeding for (or limit such party’s right to institute any proceeding for) specific performance under this Section 9(m) before exercising any termination right under Section 8 (or pursuing damages after such termination), nor shall the commencement of any action pursuant to this Section 9(m) or anything contained in this Section 9(m) restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Section 8 or pursue any other remedies under this Agreement that may be available then or thereafter.

(n) Notices. All notices, requests and other communications to any party hereto hereunder shall be in writing and shall be deemed given if (i) emailed (which is confirmed), (ii) delivered personally (which is confirmed) with a copy by email or (iii) sent by overnight courier (providing proof of delivery) with a copy by email to the parties at the following addresses:

if to the Company, to:

Grubhub Inc.

5 Bryant Park, 15th Floor

New York, NY 10018

Attention:   Maggie Drucker, Chief Legal Officer and Secretary

Email:        mdrucker@grubhub.com

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with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention:   Daniel Wolf

                   Laura Sullivan

Email:        daniel.wolf@kirkland.com

                   laura.sullivan@kirkland.com

and

NautaDutilh N.V.

Beethovenstraat 400

1082 PR Amsterdam

The Netherlands

Attention:   Stefan Wissing

Email:         stefan.wissing@nautadutilh.com

if to Shareholder, to:

Jitse Groen

Oosterdoksstraat 80

1011 DK Amsterdam

The Netherlands

Email:         jitse.groen@takeaway.com

with a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Attention:   G.J. Ligelis Jr.

Email:         gligelisjr@cravath.com

and

De Brauw Blackstone Westbroek N.V.

Claude Debussylaan 80

1082 MD Amsterdam

The Netherlands

Attention:   Klaas de Vries

Email:         klaas.devries@debrauw.com

or such other U.S. address or email address as such party may hereafter specify by like notice to the other party hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

(o) Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision of this Agreement is invalid, illegal or incapable of being

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enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law.

(p) Interpretation.

(i) When a reference is made in this Agreement to a Section, such reference shall be to a section of this Agreement unless otherwise indicated. The headings and captions contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” when used in this Agreement shall refer to the date of this Agreement. The terms “or”, “any” and “either” are not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein and the rules and regulations promulgated thereunder. References to a Person are also to its permitted assigns and successors. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.”

(ii) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

[The remainder of this page has been intentionally left blank.]

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IN WITNESS WHEREOF, the Company has caused this Agreement to be signed by its duly authorized officer, and Shareholder has signed this Agreement, as of the date first written above.

GRUBHUB INC.

By:	/s/ Matt Maloney
Name: Matt Maloney Title: Chief Executive Officer

[Signature Page to Voting and Support Agreement]

IN WITNESS WHEREOF, the Company has caused this Agreement to be signed by its duly authorized officer, and Shareholder has signed this Agreement, as of the date first written above.

SHAREHOLDER

/s/ Jitse Groen
Name: Jitse Groen

DISCLOSED OWNED SHARES

15,318,766 Shares; and
29,775 other Equity Interests (including 5,780
options and 23,995 conditional options)

[Signature Page to Voting and Support Agreement]